Eldorado Gold Corporation

Annual information form

for the year ended December 31, 2013

March 28, 2014

ELD (TSX) EGO (NYSE)

About this annual information form

Throughout this annual information form (AIF), we, us, our, Eldorado Gold, corporation and the Company mean Eldorado Gold Corporation and its subsidiaries. This year means 2013.

All dollar amounts are in United States dollars unless stated otherwise.

Except as otherwise noted, the information in this AIF is as of December 31, 2013. We prepare the financial statements referred to in the AIF in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, and file the AIF with appropriate regulatory authorities in Canada and the United States. Information on our website is not part of this AIF, or incorporated by reference. Filings on SEDAR are also not part of this AIF or incorporated by reference, except as specifically stated.

You can find more information about Eldorado Gold Corporation, including information about executive and director compensation and loans outstanding, principal holders of our securities, and securities authorized for issue under equity compensation plans (our incentive stock option plan, for example), in our most recent management proxy circular. For additional information you should also read our audited consolidated financial statements and management’s discussion and analysis (MD&A) for the year ended December 31, 2013. These are filed under our name on SEDAR (www.sedar.com), or you can ask us for a copy by writing to:

Eldorado Gold Corporation

Executive VP, Administration and Corporate Secretary
1188 – 550 Burrard Street
Vancouver, BC V6C 2B5

What’s inside
About Eldorado Gold .....................................................	5
Key milestones in our recent history .............................	8
About our business ........................................................	10
Environmental policy.....................................................	18
Material Properties
Kisladag ......................................................................	20
Efemcukuru .................................................................	26
Jinfeng ........................................................................	32
Olympias .....................................................................	36
Skouries ......................................................................	43
Other Operating Mines and Development Projects
Tanjianshan .................................................................	49
White Mountain ............................................................	52
Eastern Dragon ............................................................	54
Vila Nova .....................................................................	56
Tocantinzinho ..............................................................	58
Stratoni .......................................................................	60
Perama Hill ..................................................................	62
Certej ..........................................................................	65
Sappes .......................................................................	68
Mineral reserves and resources ....................................	70
Risk factors in our business ...........................................	81
Investor information ......................................................	103
Governance ..................................................................	108
Schedule A – Audit committee terms of reference ........................................................	119

1

Forward-looking information and risks

This document includes statements and information about what we expect to happen in the future. When we discuss our strategy; plans; outlook; future financial and operating performance; price of gold and other commodities; cash flow; cash costs; targets; production and expenditures; our mineral reserve and resource estimates; our proposed mine development; exploration and acquisitions; our expectation as to future performance at our mines; or other events and developments that have not yet happened, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this AIF as forward-looking information.

Key things to understand about the forward-looking information in this AIF:

•	It typically includes words and phrases about the future, such as plan, expect, forecast, intend, anticipate, believe, estimate, budget, scheduled, may, could, would, might, will, as well as the negative of these words and phrases.
•	It is provided to help you understand our current views and can change significantly; it may not be appropriate for other purposes.
•	It is based on a number of assumptions, estimates and opinions that may prove to be incorrect, including things like the future price of gold and other commodities, currency exchange ratios, anticipated costs and spending, production, mineral resources and reserves and metallurgical recoveries, impact of acquisitions on our business, the political and economic environment in which we operate, and our ability to achieve our goals.
•	It is inherently subject to known and unknown risks, uncertainties and other factors. Actual results and events may be significantly different from what we currently expect due to the risks detailed on page 81 of this AIF, which includes a discussion of material and other risks that could cause actual results to differ significantly from our current expectations and risks associated with our business, including the risks listed below:

2

- risks associated with maintaining substantial levels of indebtedness, including potential financial constraints on operations;
- regulatory restrictions, including environmental regulatory restrictions and liability, including actual costs of reclamation;
- changes in law and regulatory requirements, including environmental regulations;
- risks of operating in foreign countries, including controls, regulations and political or economic developments in the countries in which we currently or may in the future conduct business;
- risk associated with joint ventures;
- speculative and uncertain nature of gold and other mineral exploration;
- development, mining and operational risk, including timing, hazards and losses which are uninsured or uninsurable;
- increased capital requirements and the ability to obtain financing;
- environmental risks;
- competition;
- the loss of key employees and our ability to attract and retain qualified personnel and labour disputes;
- title, permitting and licensing risks, including the risks of obtaining and maintaining the validity and enforceability of necessary permits and licenses, the timing of obtaining and renewing such permits and licenses, and risks of defective title to mineral property;
- litigation risks, including the uncertainties inherent in current and future legal challenges we are, or may become, a party to;
- community and non-governmental actions and regulatory risks, including the possibility of a shutdown at any of our operations;
- taxation, including change in tax laws and interpretations of tax laws;
- volatility of global and local economic climate;
- climate change risk;
- the risks that the integration of acquired businesses may take longer than expected, the anticipated benefits of the integration may be less than estimated or the costs of acquisition may be higher than anticipated;
- the impact of acquisitions, including expanded portfolio of projects on our operations, capital requirements, and financial condition and ability to complete acquisitions; and
- share capital dilution and share price volatility.

3

Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information, there may be other factors that cause actual results to differ materially from those which are anticipated, estimated or intended.

Forward-looking information is not a guarantee of future performance and actual results and future events could materially differ from those anticipated in such statements and information.

We will not necessarily update this information unless we are required to do so by applicable securities laws.

All forward-looking information in this AIF is qualified by these cautionary statements.

Reporting reserves and resources

There are material differences between the standards and terms used for reporting reserves and resources in Canada and the US. While the terms mineral resource, measured mineral resource, indicated mineral resource and inferred mineral resource are defined by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), and the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, and must be disclosed according to Canadian securities regulations, the US Securities and Exchange Commission (SEC) does not recognize them under SEC Industry Guide 7 and they are not normally permitted to be used in reports and registration statements filed with the SEC.

Investors should not assume that:

•	any or all of a measured, indicated or inferred resource will ever be upgraded to a higher category or to mineral reserves; or
•	any or all of an indicated or inferred mineral resource exists or is economically feasible to mine.

Under Canadian securities regulations, estimates of inferred mineral resources cannot be used as the basis of feasibility or prefeasibility studies.

Other information about our mineral deposits may not be comparable to similar information made public by US domestic mining companies, including information prepared according to Industry Guide 7.

4

About Eldorado Gold

Based in Vancouver, Canada, Eldorado Gold owns and operates mines around the world, primarily gold mines but also an iron ore and a silver-lead-zinc mine. Its activities involve all facets of the mining industry, including exploration, discovery, development, production and reclamation. Our business is currently focused on Brazil, China, Greece, Turkey and Romania. Eldorado Gold is governed by the Canada Business Corporations Act.

Each operation has its own general manager and operates as a decentralized business unit within the Company. We manage exploration properties, merger and acquisition strategies, corporate financing, global tax planning, regulatory compliance, metal and currency risk management programs, investor relations, engineering capital projects and general corporate matters centrally, at our head office in Vancouver. Our risk management program is developed by senior management and monitored by the board of directors.

Properties as of March 28, 2014

Operating gold mines	Other Operating Mines and Development projects
• Kisladag, in Turkey (100%) • Efemcukuru, in Turkey (100%) • Jinfeng, in China (82%) • White Mountain, in China (95%) • Tanjianshan, in China (90%) • Olympias, in Greece (95%)

•   Vila Nova, in Brazil (100%), Iron Ore mine

•   Stratoni, in Greece (95%), Silver, Lead, Zinc mine

•   Skouries, in Greece (95%) development project

•   Perama Hill, in Greece (100%) development project

•   Eastern Dragon, in China (75%) development project

•   Certej, in Romania (80.5%) development project

•   Tocantinzinho, in Brazil (100%) development project

•   Sappes, in Greece (100%) development project

Kisladag, Efemcukuru, Jinfeng, Olympias, and Skouries, are material properties for the purposes of NI 43-101.

Head office

Eldorado Gold Corporation

Suite 1188 – 550 Burrard Street
Vancouver, British Columbia, V6C 2B5

Telephone: 604.687.4018
Facsimile: 604.687.4026

Website: www.eldoradogold.com

Registered office

Suite 2900 – 550 Burrard Street
Vancouver, British Columbia V6C 0A3

5

Other offices

Turkey	China	Brazil	Greece	Romania	Barbados	Netherlands
• Ankara • Usak • Izmir • Canakkale	• Beijing, • Xining, Qinghai Province • Qianxinan Prefecture, Guizhou Province • Baishan, Jilin Province • Heihe, Heilongjiang Province	• Belo Horizonte • Macapa	• Athens • Alexandropoulos • Stratoni • Sappes	• Deva	• Bridgetown	• Amsterdam

6

Subsidiaries

As of the date of this AIF, we own our assets through 43 subsidiaries. The total assets of any subsidiary which does not exceed 10% of our consolidated assets has been excluded from the chart below.

Eldorado Gold Corporation (CBCA)
Eldorado Gold Holdings (BC) Ltd.
100%
Brazauro Resources Corporation (BC)
100%
Brazauro Holdings Brazil Ltd. (BC)
0.01%
99.99%
Brazauro Recursos Minerais SA (Brazil)
100%
Tocantinzinho Project (Brazil)
Sao Bento Holdings Ltd. (Barbados)
100%
Candalaria Holdings Limited (BVI)
100% less 1 share
Unamgen Mineracao e Metalurgia SA (Brazil)
100%
Vila Nova Iron Ore Mine (Brazil)
Eldorado Gold (BC) Corp
100%
100%
Frontier Pacific Mining Corporation (BC)
99.99%
Eldorado Gold Cooperatief U.A. (Netherlands)
100%
Eldorado Gold (Romania) BV (Netherlands)
80.5%
Deva Gold SA (Romania)
100%
Certej (Romania)
100%
Glory Resources Limited (Australia)
100%
Quetico Minerals Pty Ltd (Australia)
100%
Quetico Resouces Limited (Canada)
100%
Canadian Projects (Way Lake)
100%
Hellenic Gold Investments (UK) Limited
100%
Rhodopi Minerals (UK) Limited
100%
Scaborough Minerals Overseas Holdings Ltd. (UK)
100%
Scaborough Minerals International BV (Netherlands)
100%
Kyprou Gold Ltd. (UK)
100%
Thrace Investment BV (Netherlands)
51%
49%
Thrace Minerals SA (Greece)
100%
Sapes Gold Project (Greece)
100%
Eldorado Thrace (Greece) BV (Netherlands)
100%
Thracean Gold Mining (Greece)
100%
Perama Hill Gold Project (Greece)
100%
Eldorado Gold (Netherlands) BV
100%
Eldorado Gold (Greece) BV (Netherlands)
95%
Hellas Gold SA (Greece)
100%
Stratoni Mines (Greece)
Skouries Project (Greece)
Olympias Project (Greece)
100%
SG Resources BV (Netherlands)
100%
Tuprag Metal Madencilik Sanayi ve Ticaret AS (Turkey)
100%
Kisladag Gold Mine (Turkey)
Efemcukuru Gold Mine (Turkey)
Eldorado Pacific Pty Limited (Australia)
100%
Sino Gold Mining Pty Limited (Australia)
100%
Sino Mining Guizhou Pty Ltd. (Australia)
82%
Sino Guizhou Jinfeng Mining Limited (PRC)
100%
Jinfeng Mine (PRC)
100%
Sino Gold BMZ Limited (Cayman)
95%
Sino Gold Jilin BMZ Mining Limited (PRC)
100%
White Mountain Mine (PRC)
78.95%
Sino Gold Tenya (HK) Limited (Hong Kong)
100%
Rockmining Group Company Limited (Hong Kong)
95%
Heihe Rockmining Industry Development Ltd. (PRC)
100%
Eastern Dragon Mine (PRC)
21.05%
CDH Fortune II Limited (BVI)
ELD Mining Corp. (BC)
100%
Eldorado Gold (Barbados) Limited
100%
TJS Limited (Barbados)
90%
Qinghai Dachaidan Mining Ltd. (PRC)
100%
Tanjianshan Mine (PRC)

7

8

Corporate

Senior Credit Facility
On October 12, 2011, we entered into a $280 million revolving credit facility maturing October 12, 2015, with a syndicate of five lenders. The credit facility (Senior Credit Facility) was amended and restated as of November 23, 2012, with a syndicate of five lenders. The principal amount of the credit facility was increased by $95 million to $375 million and the maturity was extended from October 12, 2015 to November 23, 2016. The credit facility is secured by the shares of SG Resources B.V. (SG) and Tuprag Metal Madencilik Sanayi ve Ticaret AS (Tuprag), wholly owned subsidiaries of the Company, which hold our assets in Turkey. Loan interest is set at the Canadian Prime Rate, Base Rate or LIBOR Rate, in each case plus the applicable margin, which margin is dependent on the leverage ratio as defined. The credit facility contains covenants that restrict, among other things, the ability of the Company and its material subsidiaries to incur unsecured indebtedness exceeding $850 million, incur secured indebtedness exceeding $200 million except in compliance with certain conditions, make distributions except in compliance with certain conditions, sell material assets and carry on a business other than one related to mining. Significant financial covenants limit us to a maximum debt to Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) ratio of 3.5:1 and a minimum EBITDA to interest ratio of 3:1.

The senior credit facility is intended to be used for growth opportunities and for general corporate purposes. No amounts were drawn down under the senior credit facility as at December 31, 2013.

Acquisition of European Goldfields Limited (European Goldfields)
On February 24, 2012, we completed a Plan of Arrangement (EG Arrangement) with European Goldfields.

Under the terms of the EG Arrangement, we:

- acquired all of the issued and outstanding shares of European Goldfields
- paid 0.85 Shares and Cdn$0.0001 cash for each European Goldfields share
- exchanged outstanding options of European Goldfields for options of Eldorado to acquire Shares, adjusted with reference to the 0.85 exchange ratio and otherwise subject to the same terms and conditions as the original European Goldfields options; and
- issued a total of 157,959,316 Shares to former European Goldfields shareholders.

Following the EG Arrangement, we amalgamated European Goldfields with Eldorado Gold Yukon Corp. We subsequently continued the amalgamated company to British Columbia under the name Eldorado Gold (B.C.) Corp.

Under the EG Arrangement, holders of European Goldfields deferred phantom units (DPUs) under European Goldfields deferred phantom unit plan (EU DPU Plan) that elected to receive European Goldfields DPU Election consideration (as defined in the EG arrangement) received 0.85 of a Share for each DPU as satisfaction for any payment entitlements on the applicable Separation Date (as defined in the EU DPU Plan).

The Business Acquisition Report was filed on May 4, 2012 and is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The acquisition gave us ownership in four properties:

Stratoni	95%
Skouries	95%
Olympias	95%
Certej	80%

Offering of $600 million principal amount of Senior Unsecured Notes
On December 13, 2012, Eldorado completed an offering of $600 million aggregate principal amount of 6.125% senior unsecured notes (notes). The notes mature on December 15, 2020 and are guaranteed on a senior unsecured basis by Eldorado's wholly-owned subsidiaries SG and Tuprag and will be guaranteed by each of the Company's wholly-owned subsidiaries that become a borrower or guarantor under debt facilities of the Company, subject to certain exceptions. The net proceeds from the note offering will be used for general corporate purposes. See the sections entitled *Senior Unsecured Notes* and *Indenture*, below, for further information with respect to the offering.

Acquisition of Glory Resources Limited
On October 30, 2013, we announced the acquisition of Glory Resources Limited ("Glory")(ASX:GLY). Pursuant to a friendly takeover bid which closed on February 21, 2014 we completed compulsory acquisition procedures on March 14, 2014 to acquire the remaining securities.

Pursuant to the Glory takeover bid and compulsory acquisition, we:

- acquired all of the issued and outstanding shares of Glory Resources; and
- paid $A 0.17 cash for each Glory share.

The acquisition gives us ownership in one gold and copper property:
Sappes – 100%

9

About our business

Eldorado Gold is one of the world’s lowest cost gold producers, with new mines, robust margins and a strong balance sheet. Our international expertise in mining, finance and project development places us in a strong position to grow in value and deliver strong returns for our shareholders as we create and pursue new opportunities in gold and other resources.

We are focused on building a successful and profitable, intermediate gold company. Our strategy is to actively pursue growth opportunities by discovering deposits through grassroots exploration and acquiring advanced exploration, development or low-cost production assets with a focus on the regions where we already have a presence.

Industry factors that affect our results

Gold market and price

Gold is used mainly for product fabrication and investment. It is traded on international markets. The London AM price fixing for gold on December 31, 2013 was $1,202 per ounce.

Foreign currency exposure

All of our revenues from gold sales are denominated in US dollars, while the majority of our operating costs are denominated in the local currencies of the countries we operate in. We monitor the economic environment, including foreign exchange rates, in these countries on an ongoing basis.

The table below shows the foreign exchange (gains)/losses recorded in the last three financial years:

As at December 31
2013	$6,799,000
2012	($2,780,000)
2011	$5,367,000

 Gold hedging

We monitor and consider the use of a variety of hedging techniques to mitigate the impact of downturns in the gold market.

As of the date of this AIF, we do not have any long term gold or currency hedges. Our future hedging activities will depend on an ongoing assessment of the gold market, our hedging strategy, financing restrictions and other factors.

10

An overview of our business

Exploration

Our exploration programs include mine site drilling, advanced stage projects and grassroots programs. Our exploration programs are focused in the countries in which we operate, China, Turkey, Greece, Brazil and Romania, and are conducted through our regional exploration offices.

Our exploration and business development teams actively pursue new early-stage project opportunities both within our focus jurisdictions and new regions.

Mining and milling

Ore and waste are removed from deposits by underground and open pit mining methods. The ore is then treated to extract metals. The waste is placed on an engineered dump for subsequent rehabilitation and reclamation or placed back underground as engineered backfill.

The ore is treated using different methods depending on its metallurgy and grade. This may include heap leaching, crushing, milling, flotation, roasting, bacterial leaching and carbon-in-leach (CIL) methods for gold extraction. Flotation concentrates are also produced for sale.

Refining and sales

The gold doré produced at Kisladag is refined to market delivery standards at gold refineries in Turkey and sold at the spot price on the Istanbul Gold Exchange.

Gold doré from our Chinese operations is sold to a variety of local refineries.
The prices received for the doré are based on the Shanghai Gold Exchange and the spot price.

Iron ore is sold on the spot market to Chinese or European interests through various agents.

Contracts are also in place for the sale of concentrates in Greece and Turkey.

These include gold concentrates from Efemcukuru and Olympias as well as lead / silver and zinc concentrates from Stratoni in Greece. These concentrates are sold under contract and are paid for at prevailing spot prices for the contained metals.

Except as otherwise noted, Norman Pitcher, P. Geo., our President, is the Qualified Person under NI 43-101 responsible for preparing or supervising the preparation of, or approving the scientific or technical information contained in this AIF for all the properties described here and for verifying the technical data disclosed in this document relating to Kisladag, Efemcukuru, Jinfeng, Olympias and Skouries.

11

Production and costs1

				2013
	2013	2012	change	First quarter	Second quarter	Third quarter	Fourth quarter
Total
Gold ounces produced (including pre-commercial production)	721,201	656,324	64,877	163,768	183,971	204,620	168,842
Cash operating costs ($ per ounce)	494	483	11	505	478	472	526
Total cash cost ($ per ounce)	551	554	(3)	567	536	528	577
Realized price ($ per ounce sold)	1,407	1,674	(267)	1,622	1,382	1,338	1,264
Kisladag
Gold ounces produced	306,182	289,294	16,888	65,707	61,575	84,016	77,996
Tonnes to pad	13,296,621	12,606,575	690,046	2,915,508	3,301,333	3,336,465	3,743,315
Grade (grams per tonne)	1.12	1.20	(0.08)	1.29	1.26	1.28	0.71
Cash operating costs ($ per ounce)[3]	338	332	6	334	327	324	370
Total cash cost ($ per ounce)[2,3]	358	361	(3)	359	348	343	384
Efemcukuru
Gold ounces produced	90,818	66,870	23,948	19,856	26,289	23,438	21,235
Tonnes milled	413,513	352,156	61,357	86,879	109,349	105,641	111,644
Grade (grams per tonne)	8.87	9.26	(0.39)	8.47	9.28	8.50	9.13
Cash operating costs ($ per ounce)[3]	580	583	(3)	582	519	551	696
Total cash cost ($ per ounce)[2,3]	604	613	(9)	619	537	568	700
Tanjianshan
Gold ounces produced	101,451	110,611	(9,160)	26,207	27,938	28,179	19,127
Tonnes milled	1,064,058	1,056,847	7,211	247,061	273,065	285,406	258,526
Grade (grams per tonne)	3.47	3.67	(0.20)	3.74	3.50	3.40	3.25
Cash operating costs ($ per ounce)[3]	415	415	0	442	398	377	458
Total cash cost ($ per ounce)[2,3]	601	612	(11)	636	577	557	655
Jinfeng
Gold ounces produced	123,246	107,854	15,392	21,742	28,889	40,212	32,403
Tonnes milled	1,412,548	1,422,794	(10,246)	351,901	336,707	363,798	360,142
Grade (grams per tonne)	3.24	2.65	0.59	2.43	3.33	3.66	3.51
Cash operating costs ($ per ounce)[3]	736	817	(81)	832	757	684	719
Total cash cost ($ per ounce)[2,3]	823	901	(78)	930	845	767	801
White Mountain
Gold ounces produced	73,060	80,869	(7,809)	20,915	17,462	19,287	15,396
Tonnes milled	810,389	754,673	55,716	198,934	203,033	209,581	198,841
Grade (grams per tonne)	3.39	3.85	(0.46)	3.80	3.25	3.28	3.23
Cash operating costs ($ per ounce)[3]	705	625	80	634	742	713	748
Total cash cost ($ per ounce)[2,3]	745	671	74	679	781	751	786

12

				2013
	2013	2012	change	First quarter	Second quarter	Third quarter	Fourth quarter
Olympias
Gold ounces produced (including pre-commercial production)	26,444	826	25,618	4,827	6,658	8,742	6,217
Tonnes milled	552,557	28,331	524,226	89,112	116,972	185,012	161,461
Grade (grams per tonne)	3.32	5.07	(1.75)	3.97	3.80	3.19	2.78
Cash operating costs ($ per ounce)[3]	-	-		-	-	-	-
Total cash cost ($ per ounce)[2,3]	-	-		-	-	-	-
Stratoni
Lead/zinc concentrate tonnes sold	59,534	52,934	6,600	13,968	16,783	12,096	16,687
Cash operating costs ($ per tonne)	757	729	28	829	829	547	776
Vila Nova
Iron ore tonnes sold	470,140	603,668	(133,528)	129,548	81,874	126,835	131,883
Cash operating costs ($ per tonne sold)[3]	63	60	3	66	74	58	59

1 We calculate cash operating costs according to the Gold Institute Standard.

2 Total cash cost is cash operating costs plus royalties, production taxes and off-site administration costs.

3 Cash operating costs and total cash cost are non-IFRS measures. See page 11 of the MD&A for more information.

13

How we measure our costs

Costs are calculated using the standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products of leading North American gold producers.

The Gold Institute stopped operating in 2002, but its standard is still widely used in North America to report cash costs of production. Adoption of the standard is voluntary, so you may not be able to compare the costs reported here to those reported by other companies.

Cash operating costs

Cash operating costs include the costs of operating the site, including mining, processing and administration. They do not include royalties and production taxes, amortization, reclamation costs, financing costs or capital development (initial and sustaining) and exploration costs.

Cash operating costs are divided by ounces sold to arrive at cash operating cost per ounce of production.

Total cash cost

Total cash cost is cash operating costs, plus royalties and production taxes and off-site administration costs.

Cash flow from operations before changes in non-cash working capital

We use cash flow from operations (or operating activities) before changes in non-cash working capital to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

This is a non-IFRS measure, which we believe provides a better indication of our cash flow from operations and may be meaningful in evaluating our past performance or future prospects. It is not meant to be a substitute for cash flow from operations (or operating activities), which we calculate according to IFRS.

Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies. Non-IFRS measures should be used with other performance measures prepared in accordance with IFRS.

Production outlook, guidance and estimates are forward-looking information

We made several assumptions when they were developed and actual results and events may be significantly different from what we currently expect due to the risks associated with our business.

Assumptions:

•	future events;
•	economic, competitive and regulatory conditions;
•	financial market conditions; and
•	future business decisions, including, without limitation, a continuation of existing business operations as they currently exist.

Risks;

•	global and local economic conditions;
•	pricing and cost factors;
•	unanticipated events or changes in current development plans, execution of development plans, future operating results, financial conditions or other aspects of our business; and
•	unfavorable regulatory developments that could cause actual events and results to vary significantly from what we expect.

Please see Forward-looking information and risks on page 3 and Risk factors in our business on page 81.

14

Corporate Responsibility

For us, being a responsible corporate citizen means protecting the environment, providing a safe workplace for our employees and contractors, and investing in infrastructure, economic development and health and education in the communities where we operate so that we can enhance the lives of those who work and live there beyond the life of the mine.

Over the past two decades, we have operated mines in Mexico, Brazil, Turkey, Greece and China. We continue to grow our operations in Turkey, China, Brazil, Greece and Romania. We are proud of our record of implementing industry best practices that minimize environmental impacts while maximizing social and economic benefits.

Employees

We employ 7,261 employees directly and through contractors worldwide, with the majority of employees residing in local communities near our operations. We invest in education programs and we partner with local communities to create new opportunities for economic development.

We have hourly workers, contractors and permanent employees in eight countries. We also engage a number of contractors to work on specific projects. The table shows the approximate number of personnel working at our operations by country at December 31, 2013.

Turkey	1,754
China	3,144
Brazil	438
Greece	1,696
Canada	46
Romania	179
Barbados	1
Netherlands	3
Total	7,261

Most of our employees are unionized. The labour agreement at Kisladag and Efemcukuru is valid for a three-year term and was renewed on March 15, 2013. Union membership at Tanjianshan is voluntary, most hourly workers are using individual Bargaining Agreements. Collective Bargaining agreements are in force for all our operations. We consider employee relations to be good at all of our operations.

Operational Responsibility

Exploration

During exploration, while we conduct geological surveys and sampling to determine the existence and location of an ore deposit, we engage directly with local community members to identify their main social and environmental concerns and to better understand their needs.

Development

During the development stage, we complete feasibility studies that outline the economics, optimal mining methods and mineral recovery processes for the project, including environmental and closure considerations. We conduct extensive environmental testing and studies to establish baseline data and characteristics for air, water, soil and biodiversity. All this information becomes part of the Environmental Impact Assessment (EIA) that we file with the appropriate authorities. These are also available to the public. The environmental permitting process usually provides ample opportunity for consultation with the community to enable community reviews, input and commentary.

We also begin infrastructure development initiatives that include improving roads, building sewage systems and drilling water wells, according to the needs of the communities.

15

Construction and training

We make it a priority to hire local residents, training and instructing all employees and contractors in the best environmental, health and safety practices, procedures and controls. Based on our dialogue with the local community, we identify gaps in skills, provide on-the-job training and work with local technical schools and universities as required to enhance their mining-specific programs to help local residents increase their prospects of employment and provide a pool of trained workers for the Company.

Mining and processing

All our mining operations are expected to comply with the more stringent of local or international environmental standards. We implement the practices described in our EIA to mitigate any potential environmental impact throughout the entire mine life cycle.

Consultation with local communities continues throughout the mining and processing cycle. As part of our commitment to protecting the environment, we maintain extensive environmental monitoring programs, the results of which are shared with relevant government agencies. Independent government and academic groups also regularly audit our operations to ensure each site is within environmental limits. We continually monitor the quality of air, water (surface and ground) and soil. Noise, blast vibration and dust levels are also continually monitored both on the mine site and in any surrounding villages that may be impacted. We are sensitive to our potential effects on the local communities and have robust programs to mitigate any such effects. We also implement programs to preserve biodiversity at and near our operations. All types of waste, including hazardous wastes, are stored and disposed of with consideration for their potential environmental impacts. For example, at Efemcukuru where waste rock has acid rock drainage potential, storage areas are lined and seepage is collected and treated before disposal. Where waste rock does not pose any toxicity risk, such as at White Mountain, it is partially recycled for mine backfill.

Water quality is strictly controlled across all of our sites. We recycle as much water as is possible. Process tailings are discharged into lined facilities, and water from tailings is recycled through the process or, if being discharged, treated and tested to meet regulated limits before release. Measures are also in place to safeguard our tailings storage areas in the case of heavier than usual rainfall.

Remediation is done parallel to operation. Topsoil from mining and construction areas is stored for later reclamation use. We also investigate different plant, shrub and tree species suitable for local propagation in studies that are typically done in onsite greenhouses. Plots that are released from the mining areas are then re-vegetated concurrently to operations in other locations.

To provide a healthy and safe work environment, our employees are trained on an ongoing basis. These training programs are designed to minimize accidents and occupational illnesses.

We employ 7,261 employees and contractors worldwide, the majority of whom are from the local communities near our operations. Less than 1% of our employees at the operation and project level are expatriates. We pay locally competitive salaries and benefits to our employees and contractors.

Since the life of any mine is limited, we encourage and work with local communities to create new opportunities for economic development in sustainable areas. For example, we have supported the creation of local companies such as a vineyard at Efemcukuru, an organic agricultural company at White Mountain, and brick factories at White Mountain and Jinfeng. This ultimately benefits local communities and helps to provide opportunity for all local people, including those not directly associated with mining operations, beyond the life of the mine.

Reclamation and closure

Prior to and throughout a mine's operation, we conduct research to establish best reclamation practices. These reclamation activities are concurrent with mine operations to the extent possible. Financial provision is made for closure costs.

Once a mine is no longer profitable to operate, we close the mine site and conduct further reclamation activities as required in our environmental impact assessment so that the environment can successfully

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transition to a productive ecosystem. For example, at Kisladag, cover system designs for capping the leach pad and rock dumps have been studied and are implemented as work is completed on those areas.

We have an excellent record on mining closure and reclamation. In October 2000, we were the first company to receive a final full regulatory environmental release from the Mexican government for reclamation activities at our La Trinidad mine near Rosario, Mexico. The former mine became a lake capable of supporting aquatic animals including fish.

Health and Safety Policy

In 2011, Eldorado Gold implemented a health and safety policy. The health and safety of our employees and local stakeholders is the number one priority of Eldorado Gold. We are committed to providing our employees with both a safe working environment and the skills necessary to perform their tasks in a safe manner.

To achieve these goals, Eldorado Gold will:

  promote safety as a core value within all levels of the organization;
  provide appropriate safety and job training to all employees so that the risks associated with any task are understood and mitigated;
  comply with all applicable health and safety regulations and international best practices;
  set up effective safety management systems at all mine sites so that health and safety goals can be set and results measured and evaluated; and
  promote a health and safety culture where all employees and contractors understand and take responsibility for their own safety and that of their fellow workers.

This policy is placed on notice boards at all of our operations as well as available on Eldorado Gold’s website. Eldorado Gold also has a sustainability committee comprising selected members of the board of directors. Their task is to oversee and monitor the environmental, health, safety, community relations and other sustainability practices, programs and performance of the Company.

LTI Performance

We work to maintain a good safety record by investing in environmental, health and safety training at our operations, and measure our results by tracking the numbers of lost-time incidents (LTI), and their frequency per million man hours (LTIFR). This year we continued to assimilate our Greek operations and continued programs to improve safety across all of our operations. Our LTI rates at our Greek operations were higher than our average. This is partly a function of early stage construction work at two of the projects and a high proportion of local contract workers. We continue to train our workers and stress the importance of safety at our operations as one of our primary values, in order to minimize or eliminate all LTI’s.

The table below shows our LTI performance for 2013.

		Total hours worked	Lost-time incidents (LTI)	Lost-time incident frequency rate (LTIFR)
Turkey	Kisladag	2,532,123	2	0.79
	Efemcukuru	1,186,747	3	2.53
China	Tanjianshan	1,813,232	2	1.10
	Jinfeng	4,376,214	9	2.06
	White Mountain	2,671,097	2	0.75
	Eastern Dragon	82,906	0	0.00
Brazil	Vila Nova	948,861	1	1.05
	Tocantinzinho	213,400	1	4.69
Greece	Stratoni	1,146,578	4	3.49
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	Olympias	871,035	4	4.59
	Skouries	535,241	3	5.60
	Perama Hill	47,262	0	0.00
Romania	Certej	299,633	0	0.00
Total		16,724,329	31	1.85

We had an overall LTIFR of 1.85 this year, which compares favourably with industry benchmarks in Canada and Australia. Unfortunately, we had three fatalities at our operations in 2013. In Turkey, an employee died while driving home in a company vehicle and two employees in China died while working on the job. Eastern Dragon, Tocantinzinho, Perama Hill and Certej employees all completed a full year without any lost-time incidents (one incident at Tocantinzinho was attributed to a contractor).

As part of our commitment to a safe workplace, we align our safety management systems with best practice frameworks. OHSAS 18001 is a best quality standard for occupational health and safety management systems. Hellas Gold’s Occupational Health & Safety Management system was recertified in November 2012. Efemçukuru achieved OHSAS 18001 certification in July 2013.

For further information on our safety initiatives please visit the “Responsibility” section of our website.

Environmental Policy

All of our mining and operations are expected to comply with local and international environmental standards. We implement best practices described in our environmental impact assessment and feasibility studies to maintain compliance.

In 2011 Eldorado Gold implemented an environmental policy which states that the Company and its subsidiaries are committed to protecting all aspects of the natural environment of the areas in which we work. This is a core value of Eldorado Gold and applies to all elements of the mining cycle including exploration, development, operation and closure.

To address this protection, Eldorado Gold will:

  comply with all applicable environmental regulations and international best practices;
  share environmental performance with local communities, government agencies and stakeholders;
  provide the necessary training, equipment and systems to our employees and contractors to address the protection of the environment and the most efficient use of non-renewable resources;
  design and operate facilities that are based on the efficient and economic use of energy and materials and the protection of the environment; and
  identify, evaluate, manage and audit scientifically the potential impact of our projects from inception through to closure.

This policy is placed on notice boards at all of our operations and on our website at www.eldoradogold.com. Eldorado Gold’s properties are routinely inspected by regulatory staff along with local community members to determine that the properties are in compliance with applicable laws and regulations as well as the company’s Environmental Policy and standards. Eldorado Gold also has closure plans for all of its operations. This allows us to properly estimate for the costs associated with implementing the required closure provisions.

ISO 14001 is an international standard for best practice in environmental management systems. Kisladag was certified on October 23, 2012. Efemcukuru was certified in July 2013. Our Greek operations under our subsidiary, Hellas Gold, intend to apply for ISO 14001 certification in 2014. The target is to include all activities (exploration, construction, mining, beneficiation and waste management) at these sites.

International Cyanide Management Code (Cyanide Code)

The Cyanide Code is an industry voluntary program for gold mining companies. It focuses exclusively on the safe management of cyanide including cyanide present in mill tailings and leach solutions. Companies that adopt the Cyanide Code must have their mining operations that use cyanide to recover gold audited by an independent third party to determine the status of Cyanide Code implementation.

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Those operations that meet the Cyanide Code requirements can be certified. A unique trademark symbol can then be utilized by the certified operation. Audit results are made public to inform stakeholders of the status of cyanide management practices at the certified operation.

The objective of the Cyanide Code is to improve the management of cyanide used in gold mining and assist in the protection of human health and the reduction of environmental impacts. Eldorado Gold became a signatory to the Cyanide Code in 2012 and has nominated all of its operations that use cyanide for the extraction of gold. While there are issues in certain jurisdictions with regard to the legal requirements involved in purchasing and using cyanide, Eldorado Gold will require that as a minimum, all of its operations are working to best practices with regard to cyanide and will encourage our suppliers and transporters to join us in becoming signatories also.

Kisladag received Cyanide Code certification in December 2013. Our remaining operations that use cyanide have three years from Eldorado Gold becoming a signatory to become compliant by completing a third-party audit.

CDP

The CDP (formerly Carbon Disclosure Project) is an independent not-for-profit organization aiming to create a lasting relationship between shareholders and corporations regarding the implications for shareholder value and commercial operations presented by climate change. Eldorado Gold submitted its first report in 2012. Eldorado continues to report on an annual basis. The data initially presented will form a baseline for future reports.

Sustainability Report

As part of our continued move to enhance corporate responsibility disclosure and transparency, Eldorado Gold began publishing Sustainability Reports in 2012, and intends to continue to publish this report on an annual basis. This report follows the Global Reporting Initiative (GRI) framework. The GRI is a generally accepted framework for reporting on an organization’s economic, environmental and social performance. The GRI Reporting Framework contains general and sector-specific content for reporting an organization’s sustainability performance.

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MATERIAL PROPERTIES

Kisladag

Material property under NI 43-101

location	Usak Province, Turkey
ownership	100% through Tuprag Metal Madencilik Sanayi ve Ticaret SA (Tuprag), a wholly owned subsidiary of Eldorado Gold
type of mine	open pit
metal	gold
in situ gold as of December 31, 2013*

proven and probable reserves: 9.55 million ounces
grade: 0.69 grams per tonne (g/t)

measured and indicated resources: 11.05 million ounces grade: 0.63 g/t inferred resources: 4.91 million ounces

grade: 0.40 g/t

average annual production	240,000 ounces average over remaining life of mine (LOM)
expected mine life	22 years, based on mining of 12.5 million tonnes per annum (Mtpa) ore crushed and approximately 7 Mtpa run of mine ore (ROM)
employees	1040 (including 324 contractors)

* Mineral reserves are included in the total of mineral resources.

History

1997	Identified ore body and began in-depth exploration
2003

Completed the feasibility study in March

Environmental impact assessment study (Kisladag EIA) submitted

Received environmental positive certificate

Increased the reserves and resources in March and September

2004	Received approvals for construction and the zoning plan in April Updated the feasibility study in May Received the construction permit in September and began site activities
2005	Began construction
2006	Poured the first doré in May Began commercial production in July
2007	Completed Phase II plant construction Commercial production interrupted in August
2008	Resumed commercial production in March
2009	Completed expansion of Phase II level pad and installed large carbon columns in ADR plant
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2011

Received approval of supplementary EIA for the expansion of mining to 12.5 Mtpa and completed Phase III expansion

Announced the intention to expand the process circuit to handle 25 Mtpa of crushed ore plus an additional capacity averaging about 8 Mtpa ROM ore

2013	Applied for a supplemental EIA to increase yearly ore extraction to 35Mtpa of ore. Announced the deferral of the plans to upgrade the treatment capacity from 12.5 Mtpa to 25 Mtpa crushed and 8 Mtpa ROM ore

Licenses, permits and royalties

We currently have the required licenses and permits to support our mining operations.

Surface rights

Operating license, IR 7302, covers 15,717 hectares, expires May 10, 2032.

License can be extended if production is still ongoing at the end of the license period.

Under Turkish law, we have the right to explore and develop mineral resources in the license area as long as we continue to pay fees and taxes.

Permits	All permits have been received. Please see the technical report for more information.
Royalties	An annual royalty is paid to the Government of Turkey, calculated as
2% of the sale price of the gold produced during the year, less the associated cost of mineral processing, refining, transportation and depreciation.

About the property

Kisladag is in a rural area in west-central Turkey, between the city of Izmir (180 km to the west on the Aegean coast) and Ankara (the capital city, 350 km to the northeast). The site is 35 km southwest of the city of Usak (population 173,000) near the village of Gumuskol. Kisladag sits approximately 1,000 metres above sea level in gently rolling hills. Other economic activity in the area is a mixture of subsistence farming and grazing. A 5.3 km access road connects the site to the highway between Ulubey and Esme. Employees are mostly from the region. Supplies and services are accessed from the city of Usak. The site is serviced by a water well field consisting of 5 water wells with a 13 km water pipeline, and a 25 km power transmission line.

Climate

The area has a temperate climate. The average annual rainfall of 493 mm, occurs mostly during the winter months.

Operations

As of the date of this AIF, Kisladag has been operating for nearly eight years. Commercial production began in July 2006 but was temporarily interrupted from August 2007 to March 2008. See litigation, below, for more information.

Kisladag is a large tonnage, low grade operation. The ore is amenable to heap leach and, while recoveries are lower than they would be if conventional CIL was used, this is the most efficient method for treatment of the ore.

The open pit is mined using a standard drill and blast, truck and shovel mining process. The mine and the crusher operate 24 hours a day, seven days a week. A Turkish mining contractor provides ancillary services such as hauling crushed and ROM ore to the leach pad as required.

Ore is processed in a standard heap leach facility using the following process:

•	crushing and screening in a three-stage plant;
•	transporting the crushed ore on overland conveyors, and placing it on the heap leach pad using a radial stacker. The heap leach pad has a two-part liner system consisting of a layer of compacted
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low permeability clay soil or geosynthetic membrane, and a 2 mm thick both sides textured (for stability toe areas) and non textured (for regular areas) low density polyethylene synthetic liner. High density polyethylene (HDPE) liner is also used where the membrane will be subjected to sunlight for an extended period. The current designed stack height is 60 metres, placed in 10 metre high lifts; and
•

leaching the crushed ore using a diluted cyanide solution applied by drip emitters recovering the gold in a carbon adsorption facility (ADR plant) that uses a standard Zadra process including pressure stripping, electro winning and smelting.

The final product is a gold doré bar which can be processed to 99.999% purity in domestic or offshore refineries.

The crushing and screening plant was upgraded in 2011 when additional crushing and screening equipment was installed to allow an increase of nominal throughput to 12.5 Mtpa of ore . The Phase III expanded plant was commissioned in the first quarter of 2011 and has performed above expectation.

During 2011, we announced the results of the Kisladag Expansion Study. This Phase IV study envisions the expansion of the crushing and screening plant with the installation of a parallel process circuit to handle a nominal 12.5 Mtpa of increased ore capacity. The primary crusher would be replaced with a single larger unit, capable of handling in excess of 25 Mtpa of ore. This new plant would also include three stages of crushing and screening and scalping of fines from the ore using a similar design incorporated in the Phase III expansion. Low grade ROM ore would be trucked directly from the mine to a dedicated leach pad. Metallurgical recoveries of 66% for crushed ore and 40% for ROM ore have been used in the study and reflect operating results and metallurgical test work to date.

The current truck and shovel fleet will continue to be utilized through the fleet’s expected operating life. In addition, a fleet of larger trucks and loading equipment has been introduced to deal with increasing tonnage mined and haul distances as the pit gets deeper. This larger haulage equipment is equipped for electric operation to reduce operating costs.

In 2013, we announced the deferral of the Phase IV expansion as described above. We will continue to upgrade the truck and shovel fleet to take advantage of the operating cost difference between diesel and electric motive power.

In 2013, 13.2 million tonnes of ore were placed on the pad at a grade of 1.12 g/t. Gold production in 2013 totaled 306,000 ounces at a cash cost of $338 per ounce.

LOM and cost estimates

•	gold production: 240,000 ounces per year for the remaining LOM; and
•	cash operating cost: LOM cash costs are expected to average $570 per ounce.

Forecast gold production for 2014 is expected to be between 300,000 – 335,000 ounces at a cash cost of $470 to $485 per ounce. Sustaining capital costs for 2014 are expected to be $70 million, most of which is to be used for mining equipment and assorted infrastructure projects.

The corporate income tax rate applicable to profits of Kisladag is currently 20%. Production taxes in Turkey are assessed at 2% of gold revenues net of processing and selling costs.

Unit costs are expected to increase as the pit deepens. We expect the cost for processing and mine support to remain constant for the rest of the mine life, except in response to changes in costs that affect the entire gold mining industry, such as the cost of fuel and reagents, the cost of labor, currency exchange rates and inflation.

Environment

The Kisladag EIA was submitted to the Ministry of Environment and Urbanization in January 2003, and the environmental positive certificate was issued in June of that year. A supplementary Kisladag EIA to increase mine ore production to 12.5 Mtpa was subsequently approved in June, 2011.

The Kisladag EIA identified several socio-economic effects of mine development, and identified measures that can be used to avoid or minimize potential environmental impacts.

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A new addendum to the Kisladag EIA was prepared and submitted in 2013. This Kisladag EIA covers the Phase IV expansion allowing maximum total mine ore production of 35 Mtpa. This EIA is expected to be approved by mid-2014.

Exploration

Tuprag discovered the Kisladag deposit in the late 1980’s during a regional grassroots exploration program focusing on Late Cretaceous to Tertiary volcanic centres in western Turkey. It selected the prospect area on the basis of Landsat-5 images that had been processed to enhance areas of clay and iron alteration, followed by regional stream sediment and soil sampling programs. Preliminary soil sampling programs identified a broad 50 ppb gold anomaly within a poorly exposed area now known to directly overlie the porphyry deposit.

Early exploration of the deposit area included excavation of trenches to better characterize the soil anomaly, and ground geophysical surveys including IP-resistivity (IP), magnetics, and radiometrics.

To date, there have been over 155,000 metres of diamond core and reverse circulation drilling at Kisladag. Most of this has focused on resource definition drilling of the known deposit and exploration drilling in nearby areas. We have completed detailed geological mapping of the deposit and surrounding region, and definition and modeling of alteration zonation in the deposit area.

In 2011, our exploration program included over 10,000 metres of diamond drilling focused on condemnation work in areas of planned additional leach pad and waste rock dump sites. We also executed IP programs and soil geochemical surveys northeast and west of the Kisladag deposit.

Our 2012 exploration program included an additional 13 holes totaling 10,500 metres of drilling to test geochemical and geophysical targets peripheral to the Kisladag deposit. This drilling program was testing for possible mineralized satellite intrusions not exposed at the surface. None of these holes identified any satellite intrusions.

2013 exploration work was limited to participation in a regional airborne geophysical survey that included the Kisladag property as part of the survey grid.

Geology and mineralization

Geological setting

Kişladağ is a porphyry gold deposit that formed beneath a coeval Miocene volcanic complex in Western Anatolia, Turkey. At least four latite intrusive phases are recognised in the deposit but these are extensively altered. Alteration consists of a potassic core with K-feldspar, biotite, quartz and locally magnetite, outwardly overprinted by illite, kaolinite, quartz, and tourmaline. Remnants of a quartz-alunite lithocap are found near surface. The mineralized intrusions at Kisladag are enclosed within volcanic and volcaniclastic strata that overlie basement schist and gneiss of the Menderes Massif Core Complex. These strata dip outward from the deposit core, and display rapid facies changes from massive lavas and coarse poorly stratified units proximal to the porphyry centre, to finer well-stratified volcaniclastic strata that inter-finger with lacustrine sedimentary rocks in surrounding sedimentary basins.

There has been relatively little structural modification to the deposit and surrounding Tertiary rocks. Lithologic contacts are primarily intrusive or depositional, with no documented major fault offsets. The deposit and adjacent rocks do, however, contain a high density of joints and low-displacement brittle fractures. Most of these are only a few metres to a few tens of metres in length, and have negligible displacement.

Mineralization

Gold mineralization at Kisladag occurs within zones of sulphide and quartz stockworks, and disseminated to fracture controlled sulphides. Pyrite is the dominant sulphide mineral, averaging around 3% in the primary mineralized zone, with trace amounts of molybdenum, zinc, lead, and copper. Highest gold grades occur, in multiphase quartz sulphide stockworks and zones of mottled to pervasive silicification.

Oxidation extends to a depth of 30 to 80 metres on the southern side of the deposit, and 20 to 50 metres on the northern side of the deposit. Limonite and geothite are the most abundant oxide minerals. There is no supergene enrichment within the oxidized zone.

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Drilling

Exploration drilling was undertaken at Kisladag in several drilling campaigns between 1998 and 2012. Approximately 125,000 metres of diamond drilling, and 30,000 metres of reverse circulation drilling have been completed. All diamond drilling was done with wire line core rigs of mostly HQ size (63.5mm core diameter). Drillers placed drill core into wooden core boxes, each holding about 4 metres of core.

Project geologists systematically collected geological and geotechnical data from the core, and photographed all core (wet) before sampling. Specific gravity measurements were obtained approximately every five metres. The entire length of each core was cut in half with a diamond saw. One half was submitted for assay and one half retained for reference on site. Core recovery in the mineralized units was excellent, usually between 95% and 100%.

Sampling and analysis

Core samples are prepared at our preparation facility in Çanakkale in north-western Turkey by inserting a Standard Reference Material (SRM), a duplicate and a blank sample into the sample stream at every eighth sample.

The samples are then shipped to ALS Chemex Analytical Laboratory in North Vancouver. The samples are assayed for gold by 30 g fire assay with an atomic absorption finish, and for other elements using fusion digestion and ICP analysis.

Data verification

A review of the entire drill hole database since production started in 2006 has been done, and checked against the original assay certificates and survey data. Any discrepancies have been corrected and incorporated into our resource database. The mined portions of the resource model have been reconciled to production and agreement was excellent.

In our opinion, the Kisladag deposit assay database is accurate and precise enough to estimate resources.

Technical report

The information about Kisladag in this AIF is partly derived from the scientific and technical data in the Kisladag technical report: Technical Report for Kisladag Gold Mine, Turkey.

Qualified persons: Stephen Juras, Ph.D., P.Geo., Richard Miller, P.Eng., and Paul Skayman, MAusIMM, all of Eldorado Gold.

The report is dated March 15, 2010, and effective January 2010. It’s available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Litigation

Original EIA Litigation

Litigation by certain third parties was brought against the Turkish Ministry of the Environment and Urban Planning (former Ministry of Environment and Forests) in April 2004 in the Manisa Administrative Court. The parties were seeking to cancel the positive environmental certificate for Kisladag on the basis of alleged threats to the environment and deficiencies in the environmental impact assessment. Tuprag was accepted as a co-defendant in the cases alongside the defendant ministry.

In 2007, a lower administrative court ruled in our favour. The plaintiff appealed that decision and on July 19, 2007, the Sixth Department of Council of State ordered the mine to be shut down pending a decision on the case. We shut the mining operations down on August 18, 2007, except for activities approved by the Turkish authorities related to sound environmental practices. The mine remained closed for the rest of that year.

On February 6, 2008, the Sixth Department of the High Administrative Court in Ankara, decided that the expert reports prepared for the Lower Administrative Court were not sufficient to make either a positive or negative decision on the merits of the case, and referred the matter for rehearing before the Lower Administrative Court. The matter was then referred to the Lower Administrative Court, which named an expert panel to review the environmental impact assessment and prepare a report.

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The temporary injunction automatically expired with this decision and Tuprag obtained the necessary permits from the Turkish government authorities and on March 6, 2008, the Kisladag Mine reopened and resumed production.

On October 13, 2010, the Lower Administrative Court issued a decision in the case that was unanimously in favour of the project. The plaintiff appealed the decision to the High Administrative Court in Ankara, where the file was reviewed. On December 7, 2011, the High Administrative Court issued its decision in favour of the project. The plaintiff has appealed to the court to reconsider its decision. On November 13, 2013, the High Administrative Court rejected the final appeal of the plaintiffs. The file was returned to the Manisa Administrative court and the case was closed.

Revised EIA Litigation (for increasing production from 10 Mtpa to 12.5 Mtpa)

On September 12, 2011 certain third parties filed litigation against the revised Environmental Positive Certificate issued by the Ministry of Environment and Urban Planning. The case is being heard by the Manisa Administrative Court. A request for an immediate injunction has been rejected by the court and appeal of this decision was rejected by the District Appeals Court. Tuprag has been accepted as a co-defendant next to the Ministry of Environment and Urban Planning. The court is currently in the process of selecting an expert committee to evaluate the file.

We are confident in both the methodology of the Kisladag EIA and Tuprag’s compliance with all procedural steps taken to obtain the environmental positive certificate. We believe that we will successfully defend this litigation. If we do not succeed, our ability to operate Kisladag at a production rate of greater than 10 million tons of ore per year may be affected, which may adversely affect our production and revenue.

In addition to the litigation brought against Tuprag described above, Tuprag is, from time to time, involved in various claims, legal proceedings and complaints, including pertaining to our operating licenses and permits, arising in the normal course of business. The Company and Tuprag cannot reasonably predict the likelihood or outcome of these actions.

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Efemcukuru

Material property under NI 43-101

location	Izmir Province, Turkey
ownership	100% through Tuprag
type of mine	underground
metal	gold
in situ gold as of December 31, 2013*	proven and probable reserves: 1.19 million ounces grade: 7.67 g/t measured and indicated resources: 1.53 million ounces grade: 8.47 g/t inferred resources: 0.88 million ounces grade: 5.03 g/t
average annual production	103,000 ounces
expected mine life	10 years, based on 2013 proven and probable reserves
employees	645 (including 212 contractors)

* Mineral reserves are included in the total of mineral resources.

History

1992	Discovered the deposit while carrying out reconnaissance work in western Turkey
1997	Completed drilling program along the north, middle and south ore shoots, delineating the resource and hydrogeologically testing the vein structure and the hanging wall and foot wall rocks
2004	Completed environmental impact assessment study
2005	Received positive environmental impact assessment certificate
2007	Released a positive feasibility study in August based on underground mining, milling the ore on site and treating the gold concentrate at Kisladag prepared by Wardrop Engineering Inc. (Wardrop)
2008	Wardrop completed positive feasibility study update in August Construction of the mine commenced
2009	Construction continued throughout 2009
2011	In June the mining and processing operations started In December commercial production started and treatment of the Efemcukuru concentrate commenced at the Kisladag concentrate treatment plant
2012	In September 2012, the Kisladag concentrate treatment plant was taken out of operation pending modifications to the circuit Commercial sales of concentrate to third parties started in November 2012
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2013	Completed addendum to EIA increasing production capacity to a maximum of 600,000 metric tons per year

Licenses, permits and royalties

Surface rights

Operating license, IR 5419, covers 2,262 hectares.
License can be extended if production is still ongoing at the end of the license period.

Under Turkish law, we have the right to explore and develop mineral resources in the license area as long as we continue to pay fees and taxes.

Permits	We currently have the required licenses and permits to support our mining operations.
Royalties	An annual royalty is paid to the Government of Turkey, calculated as 2% of the sale price of the gold produced during the year, less the associated cost of mineral processing, refining, transportation and depreciation.

About the property

Efemcukuru is in Izmir Province near the coast of western Turkey, about 30 km from Izmir, the provincial capital. The site is 2 km north of the village of Efemcukuru (population approximately 500). It sits approximately 580 to 720 metres above sea level in hilly terrain. Vegetation is mainly mature pine trees with sparse undergrowth covering the hillsides.

Economic activity in the area is a mixture of subsistence farming and grazing. We mainly access supplies and services from the city of Izmir. Several paved and unpaved roads connect the village with other local population centres.

Employees are mostly drawn from the local region.

Power has been provided by a dedicated transmission line from the Urla substation approximately 23 km away. Mine infrastructure includes administration buildings, a concentrator, a filtration plant; tailings and waste rock impound areas. Initial plans called for concentrate to be treated at Kisladag through a dedicated treatment plant. All concentrate is now being sold to third parties.

Climate

The area has hot and dry summers and warm and rainy winters with limited snowfall. Temperatures range between 30ºC in summer and 0ºC in winter with an annual average of approximately 17ºC. Average annual precipitation is 720 mm.

Operations

Efemcukuru is a high grade underground deposit with the gold occurring as free gold closely associated with sulphides. The ore is mined using conventional mechanized cut and fill along with some opportunity for longhole mining methods.

The ore is processed through milling and gravity circuits followed by flotation to produce a flotation concentrate and a gravity concentrate. The gravity concentrate is refined to doré on site. As part of our operating agreement, we were transporting the flotation concentrate to a treatment plant (KCTP) located at Kisladag, where it was being treated in a dedicated cyanide leach plant. In late 2012 and 2013, the flotation concentrate was being sold under contract to the spot market while the KCTP was under review to improve gold recoveries. A decision was taken late in 2013 to decommission the KCTP and continue to sell the product under contract to third parties.

The flotation tailings are filtered and either placed back underground as paste fill or placed in a lined dry stack tailings facility.

Key milestones

2010

•	installed the power supply and finished the primary surface facilities
•	concentrator plant: completed the majority of the mechanical installations, installed the SAG and ball mills, and completed plant buildings;
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•	concentrate treatment plant: completed engineering and procurement, and prepared for construction;
•	tailings filtration and backfill plants: 80% completed;
•	rock dump and tailings dump: ready to be commissioned; and
•	selected a Turkish contractor to carry out mine preproduction, including underground development to prepare for mine operations.

2011

•	The plant commenced operations in Q2 2011.

During 2013, Efemcukuru mined 399,000 tonnes of ore at 8.85 g/t gold and treated 414,000 tonnes of ore and recovered 109,000 ounces of gold in concentrate and gravity doré.

Processing of Efemcukuru concentrate was halted at the KCTP in the third quarter of 2012. During 2013, we completed testwork to determine the most efficient metallurgical process to maximize recovery of gold from the Efemcukuru concentrate. At the end of the testwork, we concluded that, based on the results, the payability we could achieve from modifying the KCTP was not sufficiently higher than that received by selling concentrates under contract to justify additional capital expenditures. Therefore, we have decided to sell concentrates to third parties long term from Efemcukuru and decommissioned the KCTP.

In 2013, 121,000 ounces of gold from concentrate and the gravity circuit combined were sold. Cash costs for 2013 were $580 per ounce.

LOM production and cost estimates

The latest LOM production schedule is based upon increasing production from 400,000 tonnes per year in 2013 to 500,000 tonnes per year in 2016 by way of a plant expansion and additional underground equipment. Long term parameters are:

  11 year mine plan from 2014 – 2025;
  Gold doré or concentrate – averaging 103,000 ounces of gold per year.; and
  LOM cash operating costs in the range of 590 - $650 per ounce.

Forecast production for 2014 is approximately 90,000 to 100,000 ounces of gold at $575 - $590 per ounce. Capital spending for 2014 is estimated at $20 million.

The corporate income tax rate applicable to profits of Efemcukuru is currently 20%. Production taxes in Turkey are assessed at 2% of gold revenues net of processing and selling costs.

Environment

The environmental impact assessment study (Efemcukuru EIA) was submitted to the Ministry of Environment and Urbanization in 2005, and the environmental positive certificate was issued in September of that year.

The Efemcukuru EIA identified several socio-economic effects of mine development, and identified measures that can be used to avoid or minimize potential environmental impacts.

Subsequent to completion of the Efemcukuru EIA, a revision was approved in December 2012, allowing for a larger disturbance footprint and an increased mining production rate of 600,000 tonnes per annum.

Exploration

Shallow pits and underground workings along the auriferous veins, now overgrown by mature stands of forest, indicate that mining activity at Efemcukuru dates back at least several centuries.

Modern exploration began in 1992, when Tuprag recognized the exploration potential of the area while conducting reconnaissance work in western Turkey. Between 1992 and 1996, Tuprag conducted ground magnetic surveys, rock chip and soil sampling, geological mapping and a 6,000 metre diamond drilling program focusing primarily on the Kestane Beleni vein. This work identified high-grade gold mineralization in three separate zones: the south ore shoot, the middle ore shoot and the north ore shoot.

Infill drilling in 1997 and 1998 provided an initial resource estimate for the south and middle ore shoots, and a prefeasibility study was completed in 1999. Additional drilling programs from 2006 to 2010 with stepouts to deeper levels and along strike significantly increased the resource estimate and provided a resource estimate for the north ore shoot.

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Drilling in 2011 and 2012 focused on a new zone along strike from the north ore shoot, referred to as the Northwest Extension, on down-dip extension to the south ore shoot and on the nearby Kokarpinar vein.

The Kokarpinar vein is parallel to and east of the Kestane Beleni vein. We have drilled widely spaced exploration holes and obtained potentially economic grades from both surface samples and drill hole intercepts.

Soil and rock chip geochemical survey programs have been carried out as well as detailed geological mapping. The soil geochemistry surveys have identified several zones with multi-element anomalies. These anomalies are especially strong over the Kestane Beleni vein and the central part of the Kokarpinar vein.

Geology and mineralization

Geological setting

Efemçukuru is an intermediate sulfidation epithermal gold deposit hosted within Upper Cretaceous phyllite and schist at the western end of the Izmir-Ankara Suture Zone in SW Turkey. The host rocks are locally silicified to hornfels and are cut by moderately N- to NE-dipping faults that are exploited by rhyolite dykes and epithermal veins.

Mineralization

Two major veins host mineralization, Kestanebeleni and Kokarpinar, with the former containing the bulk of the ore. Vein mineralogy is variable but primarily consists of quartz, rhodonite (commonly replaced by rhodochrosite), adularia, and sulfide assemblages including pyrite, galena, chalcopyrite, and sphalerite. Spectacular, high grade banded crustiform-colloform textures characterize the veins in addition to multi-stage breccias that were likely the result of shallow-level boiling. Most of the gold is very fine (2.5 to 50 microns), occurring as free grains in quartz and carbonate, and as inclusions in sulphide minerals. Lower grade mineralized stockworks occur peripheral to the ore shoots, and are most strongly developed in hangingwall rocks. Most of the current resources are in the Kestane Beleni vein. Both veins strike northwesterly (320°-340°), dip 60°E to 70°E, and can be traced on surface for strike lengths of over a kilometre. The veins commonly have faults with post-mineral movement along either hangingwall or footwall contacts, or within the veins themselves.

The Kestane Beleni vein’s three ore shoots (south, middle and north) differ slightly in strike and dip orientation, but the vein and the fault zone is continuous between them.

Drilling

Drilling campaigns were conducted between 1992 and 1997, and from 2006 to 2012. To date, 414 core holes have been drilled totaling 89,600 metres, and 59 reverse-circulation holes totaling 5,000 metres. All diamond drilling was done with wire line core rigs of mostly HQ size (63.5mm). Drillers placed the core into wooden core boxes. Each box held about 4 metres of core.

Geological and geotechnical data was collected from the core, and photographed (wet) before sampling. Core recovery in the mineralized units was very good. The core library is kept in storage facilities near the site.

Sampling and analysis

A five foot or ten foot single tube core barrel is used to collect samples. Sample intervals from 0.1 metres to 1.6 metres were selected by the geologist and marked in the core boxes. Individual samples were then cut using a diamond rock saw. After initial crushing, each sample was split to approximately one kilogram, and then pulverized and split again into two 200 g pulps. One of these was shipped to the analytical laboratory and the other, with the approximately one kilogram of pulp reject, was put into storage.

The core samples were prepared at our preparation facility in Çanakkale in northwestern Turkey by inserting a SRM, a duplicate and a blank sample into the sample stream at every eighth sample. Samples were shipped to ALS Chemex Analytical Laboratory in North Vancouver. These were assayed for gold by 30 g fire assay with an atomic absorption finish (with a gravimetric finish re-assay for samples returning initial values greater than 8 g/t), and for other elements using fusion digestion and ICP analysis.

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Data verification

The database used to estimate the 2009 mineral resource was checked against the original source data. Survey and assay data were checked for discrepancies and corrected before entering them into the resource database. Newer data entered directly into the database was also periodically compared to original electronic certificates (assays), down hole measurements and collar survey data. In our opinion, the Efemcukuru deposit assay database is accurate and precise enough to estimate resources.

Technical report

The information about Efemcukuru in this AIF is partly based on the scientific and technical data in the Efemcukuru technical report: Technical Report on the Efemcukuru Project.

Qualified persons: Scott Cowie, BE (Mining), LLB, MAusIMM, Tetra Tech Australia Pty. Ltd. and Stephen Juras, Ph.D., P. Geo.

The report is dated September 17, 2007, effective August 1, 2007, and is available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Litigation

Mineral license litigation

On December 3, 2004, certain third parties filed litigation against the Ministry of Energy and Natural Resources. The parties were seeking to cancel the mineral license for Efemcukuru on the basis of an alleged threat to the water quality in the local catchment area. Tuprag was accepted as a co-defendant in the cases alongside the defendant ministry.

Turkey's Lower Administrative Court issued a negative decision, delaying the start of mining activities at Efemcukuru in December 2004. The High Administrative Court overturned the decision in December 2005, referred the case back to the Lower Administrative Court, and our mining license was re-issued.

The Lower Administrative Court formed a new expert committee to review the case. The majority of experts were in favour of the project and on June 15, 2007, the court ruled unanimously in favour of the project.

The decision was appealed to the High Administrative Court, and the decision was overturned on March 31, 2008. Tuprag appealed this decision. On March 10, 2009, the appeal was refused, and the case referred back to the Lower Administrative Court. The lower court formed a new expert committee to review the case and on June 2, 2011, the Court unanimously ruled in favour of the project. On September 6, 2012, the 8th department High Administrative Court confirmed the ruling of the Lower Administrative Court. The plaintiffs have exercised their right to appeal to the 8th Department of the High Administrative Court to reconsider its decision.

Environmental Positive Certificate litigation

On January 26, 2009, the High Administrative Court delivered a positive decision in Tuprag’s favour in a case brought by certain third parties seeking to cancel the Environmental Positive Certificate for Efemcukuru issued by the Ministry of Environment and Urban Planning (former Ministry of Environment and Forests). The unsuccessful litigants have appealed this decision to the High Administrative Court requesting that its decision be reconsidered, which decision is pending.

We believe that chances of a reversal are low. We are confident in both the methodology of the environmental assessment report and Tuprag's compliance with all procedural steps taken to obtain the Environmental Positive Certificate.

On April 24, 2013, certain parties filed litigation against the Revised Environmental Certificate for Efemçukuru issued in December 2012 by the Ministry of Environment and Urban Planning. The case is being heard by the 1st Administrative Court in Izmir. A request for an immediate injunction has been rejected by the court and appeal of this decision was rejected by the Izmir District Appeals Court. Tuprag has been accepted as a co-defendant next to the Ministry of Environment and Urban Planning. The court is currently considering petitions by other parties to join the case.

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We believe that we will successfully defend this litigation. If we do not succeed, our ability to operate Efemçukuru at a production rate of more than 250,000 tons of ore per year may be affected, which may adversely affect our production and revenue.

Operation Permit litigation

On September 7, 2012, certain parties filed litigation against the Izmir Province Special Administration, seeking to cancel the Operation Permit for Efemcukuru on the basis that the Efemcukuru Mining License and the Environmental Positive Opinion are unlawful. Tuprag has become a co-defendant in this case. On September 20, 2013 the 3rd Administrative Court of Izmir rejected the claims of the defendants and ruled in favor of the validity of the Operation Permit. The plaintiffs have exercised their right to appeal this decision. The case is now under review at the 8th Department of the High Administrative Court in Ankara. We believe that we will successfully defend this litigation. If we do not succeed, our ability to operate Efemcukuru may be adversely affected, which may adversely affect our production and revenue.

Environmental License Litigation

On September 12, 2012, certain third parties filed litigation against the Environmental License issued by the Ministry of Environment and Urban Planning. The case is being heard by the 4th Administrative Court of Izmir. A request for an immediate injunction has been rejected by the court and appeal of this decision was rejected by the Izmir District Appeals Court. Tuprag has been accepted as a co-defendant next to the Ministry of Environment and Urban Planning. The court is in the process of selecting an expert committee to review the file.

We believe that we will successfully defend this litigation. If we do not succeed, our ability to operate Efemçukuru may be adversely affected, which may adversely affect our production and revenue.

In addition to the litigation brought against Tuprag described above, Tuprag is, from time to time, involved in various claims, legal proceedings and complaints, including pertaining to our operating and environmental licenses and permits, arising in the normal course of business. The Company and Tuprag cannot reasonably predict the likelihood or outcome of these actions.

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Jinfeng

Material property under NI 43-101

location	Guizhou Province, China
ownership	82% through Sino Guizhou Jinfeng Mining Limited, a joint venture with: Guizhou Lannigou Gold Mine Limited (Guizhou) (18%)
type of mine	open pit, underground
metal	gold
in situ gold as of December 31, 2013*	proven and probable reserves: 1.98 million ounces grade: 3.95 g/t measured and indicated resources: 2.97 million ounces grade: 3.67 g/t inferred resources: 1.00 million ounces grade: 2.98 g/t
average annual production	120,000 to 165,000 ounces
expected mine life	13 years, based on current proven and probable reserves
employees	1,385 (including 522 contractors)

* Mineral reserves are included in the total of mineral resources

History

early 1980’s	No. 117 Team of Guizhou Metallurgical Design and Research Institute discovered Jinfeng
2001	Sino Gold Mining Limited (Sino Gold) acquired the deposit
2002	Sino Gold carried out drilling to further delineate the resource, adding to the size of the deposit
2004	Feasibility study completed
2005	Development began
2007	Production began in May commercial production started in September
2008	Bio-Oxidation refractory ore treatment circuit (BIOX) fully commissioned
2009	Eldorado Gold acquired Sino Gold

Licenses, permits and royalties

Exploration

Guizhou based projects consist of 3 exploration licenses, controlled by 1 joint venture company:

• Lannigou, covers 5.94 km2, issued September 14, 2012, expires September 14, 2014;

• Anbao, covers 19.7 km2, issued November 3, 2012, expires November 3, 2014; and

• Gaolu , covers 3.18 km2, issued May 10, 2012, expires May 10, 2014.

Mining	License no. 1000000510057, covers 1.2843 km2, issued May 2005, and expires May 2017. The license covers 750 metres above sea level to 250 metres below sea level.
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Permits	Gold operating permit, issued December 25, 2006, expires December 25, 2016. We currently have the required licenses and permits to support our mining operations.
Royalties

Guizhou receives a royalty of 3% of the net sales revenue of the gold produced each year.

A royalty is payable to Biomin South Africa Pty Limited, a wholly-owned subsidiary of Gold Fields Limited, based on a dollar amount per ounce of gold produced in connection with the use of Biomin’s BIOX® Process.

About the property

Jinfeng is in Guizhou Province in southern China, 180 km southwest of Guiyang, the provincial capital, and 68 km southeast of Zhenfeng County centre, in the Qianxinan Prefecture. There are three administrative villages in the Jinfeng area: Lannigou, Jinshan and Niluo. Populations range from 1,000 to 1,700 people. The nearest large population centre is Lannigou village, which is approximately 1.6 km from the mine and 1.9 km from the flotation tailings storage facility.

The mine is connected to the provincial highways by an 84 km sealed “Class 4” access road built and maintained by the provincial government. Water is pumped to the plant from the Luofan River through a 3 km pipeline. Electrical power is supplied by a 42 km long, 110kV electric power line from Zhenfeng, which is connected to the provincial electrical grid. A 22 km feeder line from Ceheng was added on April 25, 2009, to double the power supply feed. Jinfeng also has two tailings storage facilities, waste storage and a metallurgical plant onsite.

Climate

Guizhou Province is in the subtropical monsoon zone, which has a humid climate with hot summers and mild winters. The mine is designed to operate all year, although seasonal heavy rainfall may interrupt open-pit mining for several days per year. The average annual rainfall is 1,200 mm, which falls primarily from May to August. The temperature ranges between 6°C and 30°C, with a yearly average of 19°C.

Operations

We are currently mining from both the open pit and the underground mine (where the material is too deep to be mined by open pit methods). In 2014, we plan to mine approximately 820,000 tonnes of ore from the open pit and 620,000 tonnes from the underground mine. Concurrently, the open pit mine will mine 3.4 million tonnes of waste and the underground mine will advance its capital developments in order to increase future production. Any shortfall in mill throughput capacity will be made up from existing stockpiles.

We use a standard truck and shovel process for the open pit, blasting on 5 metre benches in the ore and on 10 metre benches for bulk waste. We have been mining ore and waste on 2.5 metre sub-benches since July 2010 to reduce mining dilution and ore loss, and to protect bench walls.

In the underground mine, we use a cut and fill method, with mining equipment designed for areas that can be as narrow as 4 metres wide. Mined areas are backfilled with crushed waste, tailings and cement.

The process plant is designed to optimize gold recovery and minimize the cost of production. The process includes primary crushing, SAG milling, ball milling, bulk flotation, thickening, BIOX® and neutralization, CIL, AARL elution and tailings detoxification and CIL tails filtration. Tailings from flotation and leaching are kept in separate storage facilities to prevent biocides from getting back into the process water circuit.

Jinfeng ore is refractory in nature, with most of the gold encapsulated in sulphide minerals, so the gold is not easily dissolved using a conventional CIL circuit. The processing plant uses BIOX® technology, which oxidises the sulphide minerals using bacteria and exposes the gold before CIL processing. The process was selected as the most efficient oxidation and extraction method for this ore type. Roasting and pressure oxidation were also considered as alternative methods of treatment.

The plant capacity is 1.5 million tonnes of ore per year. In 2013, we mined 630,000 tonnes from the open pit and 679,000 tonnes from the underground. Recovery for 2013 was 85.5%. Budgeted recovery for 2014 is 85.9%.

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LOM production and cost estimates:

•	production: 1.0 to 1.5 million tonnes per year;
•	gold doré: average of 120,000 to 165,000 ounces per year at a metallurgical recovery rate of 85%; and
•	LOM average cash operating cost $725 per ounce

Mining of the open pit is progressing through the Stage 4 Cutback, and is estimated to provide 820,000 tonnes of ore in 2014.

Forecast production for 2014 is approximately 145,000 to 155,000 ounces at a cash operating cost of $650 to $670 per ounce. Capital costs for 2014 are expected to be $35 million.

The corporate income tax rate applicable to Jinfeng is currently 25%.

We expect the unit cost for mining to increase as the percentage of production from the underground mine increases. We also expect that cost for processing and mine support to remain constant for the rest of the mine life, except in response to changes in the costs of inputs that affect the entire gold mining industry including among other things: the cost of diesel fuel and reagents, the cost of labour, exchange rates and inflation.

Environment

Jinfeng’s environmental impact assessment report (Jinfeng EIA) was completed in July 2004 and approved by Guizhou Province Environmental Protection Bureau in September of that year (Jinfeng EIA). Guizhou Provincial Environmental Bureau issued the final environmental project approval in December 2008. The Jinfeng EIA identified a number of environmental risks and defined a number of measures to avoid or minimize potential environmental impacts.

Exploration

The Jinfeng deposit was discovered by the Guizhou 117 Brigade in the early 1980s during follow-up of regional stream sediment surveys, which identified strongly anomalous gold and arsenic values in the deposit area. Systematic subsequent exploration work included geological mapping, surface trenching, diamond drilling and excavation of a number of exploration adits.

After acquiring the project in 2001, Sino Gold completed detailed infill drilling of the deposit, and began reconnaissance exploration activities in the surrounding region. Current exploration activities are focused on extending the known underground resource by targeting the F3/F2, F6 and F7 mineralized fault zones through underground and surface drilling.

Geology and mineralization

Geological setting

Jinfeng is a sediment hosted gold deposit with Carlin-like characteristics. The host rocks are Triassic in age and comprise a folded sequence of calcareous sandstone and mudstone. Folds and faults record at least two periods of superimposed NE-SW phases of shortening that alternate with periods of extension, the last phase of which was likely associated with gold mineralization. The main ore controls are broad fault zones that cut the initial phase of folds but were reactivated during the later fold and thrust event.

Mineralization

Gold mineralization is superimposed on the complexly deformed sedimentary sequence with most ore occurring in three fault zones, referred to as the F2, F3 and F6 faults. Higher grades occur at fault intersections and within favourable lithologic units. The deposit has been defined over a strike length of over 1200 metres and to a vertical depth of 1,100 metres, and individual mineralized zones are typically 10 to 50 metres wide. Mineralization styles include carbonaceous clay breccia, fault gouge seams and styolitic shear veins, silicified wall rock, breccias and veins with illite-dolomite alteration, and quartz-dolomite-orpiment veins and stockwork. Gold occurs in arsenical rims on fine-grained pyrite-marcasite with late arsenopyrite and arsenic-antimony minerals.

Drilling

Data supporting the Jinfeng mineral resource is drawn from HQ and NQ diameter diamond drill holes drilled from surface locations and underground headings.

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Since Sino Gold acquired the project in 2001, considerable infill drilling of the deposit and reconnaissance exploration drilling in the surrounding region have been conducted. Between 2001 and 2008, approximately 490 exploration drill holes, or 197,000 metres, have been drilled to delineate the resource and to test additional targets on the property. The deepest drilling intercepted strong gold mineralization and intense alteration at more than 1,000 metres in depth.

Under Eldorado’s ownership, ongoing exploration drilling, beginning in 2010, totalled 61,200 meters in 391 drill holes from underground platforms and 25,800 meters in 82 drill holes from surface sites.

Drillers place the core into labeled plastic core trays at the drill rig, and mark them before they are brought to the core shed facilities. Geological and geotechnical data are collected from the core and transferred to the project drill database. Core recovery in the mineralized zones is very good, averaging 91%.

Sampling and analysis

Sample intervals averaging 1.0 metre were selected by the geologist and marked in the core boxes. These were then sawn in half with a diamond saw. One half was submitted for assay and one half retained for reference on site. Sample intervals from underground preproduction holes were sampled in their entirety.

After initial crushing, the samples were pulverized to pass minus 200 mesh. A 200 gm split was set aside for analysis. Prior to analysis, quality control samples, a SRM, a duplicate sample and a blank sample were inserted into the sample stream at about every twenty-fifth sample.

Samples were analyzed by the Jinfeng mine laboratory using standard AAS-Graphite Furnace assaying after Aqua Regia digestion and hydrofluoric acid treatment to completely liberate all trace constituents from silicate mineral matrices. We also sent about 5% to 10% of the samples to the ALS facility in Guangzhou for third party quality monitoring.

Data verification

Monitoring of the control samples, using our quality assurance and quality control program, and the third party laboratory results, showed all data were in control during the preparation and analytical processes.

Another form of verification is the reconciliation to production of mined portions of the resource model. Results to date have shown very good agreement between mined and milled production and the long-term mineral resource model.

In our opinion, these observations demonstrate that the data gathered and measured for the purposes of estimating the gold grades at the Jinfeng gold mine are verified. In our opinion, the Jinfeng deposit assay database is accurate and precise enough to support mineral resource estimation.

Technical report

The information about Jinfeng in this AIF is partly based on the scientific and technical data in the Jinfeng technical report, Technical Report for Jinfeng Gold Mine, China.

Qualified persons: Stephen Juras, Ph. D., P.Geo, Paul Skayman, FAusIMM, Norm Pitcher, P.Geo, and Richard Miller, P.Eng., all of Eldorado Gold.

The report is dated January 13, 2012 and effective March 15, 2011. It is available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Litigation

There are currently no known material litigation matters or outstanding actions against Sino Guizhou Jinfeng Mining Limited relating to Jinfeng.

Sino Guizhou Jinfeng Mining Limited is, from time to time, involved in various claims, legal proceedings and complaints, including pertaining to our operating licenses and permits, arising in the normal course of business. The Company and Sino Guizhou Jinfeng Mining Limited cannot reasonably predict the likelihood or outcome of these actions.

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Olympias

Material property under NI 43-101

location	Chalkidiki Peninsula, northern Greece
ownership	95% through Hellas Gold pursuant to a shareholders agreement with AKTOR Investment Holding Limited (5%)
type of mine	underground (plus reclamation of existing gold-bearing tailings)
metal	gold, silver, lead, zinc
in situ metals as of December 31, 2013*

proven and probable reserves – 4.28 million ounces Au at 7.4 g/t; 66.3 million ounces Ag at 128 g/t; 693,000 tonnes Pb at 4.3%; 921,000 tonnes Zn at 5.7%

proven reserves in tailings (included in proven and probable reserves (above): 203,000 ounces Au at 3.4 g/t measured and indicated resource - underground (incl. proven and probable reserves from above): 4.56 million ounces Au at 8.4 g/t; 70.6 million ounces Ag at 146 g/t; 742,000 tonnes Pb at 4.9%; 983,000 tonnes Zn at 6.5%

Inferred resources: 1.1 million ounces Au at 8.34 g/t, 15.1 million ounces Ag at 118 g/t, 153,000 tonnes at 3.9% Pb, 171,000 tonnes Zn at 4.3%.

average annual production metals

Tailings retreatment (Year 1 to 3): 40,000 ounces Au

Underground Mine Refurbishment (Year 4-5; 450,000 tonnes per annum): 84,000 ounces Au, 1.4 million ounces Ag, 15,000 tonnes Pb, 20,000 tonnes Zn

Underground Mine Expansion (Year 6 to end of LOM; 850,000 tonnes per annum) 190,000 ounces Au, 2.7 million ounces Ag, 29,000 tonnes Pb, 38,000 tonnes Zn

expected mine life	25 years, based on 2013 Mineral Reserve estimate
employees	554 (including 181 contractors)

* Mineral reserves are included in the total of mineral resources

History

historic times	Bulk of ores at Olympias above water table were extracted by 300 BC
1933	Shaft sunk to 74 metres depth with some drifting
1954	Owners commenced exploration; thin, discontinuous sulphide lenses encountered (and many ancient workings)
1965-66	Further drilling intersected 10 metres of lead-zinc mineralization 20 metres below the 1933 shaft
1970	Ownership transferred to Hellenic Fertilizer Company; ramp was started and production commenced in West orebody
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1974-84	Shaft was sunk to the -312 metre level; high grade mineralization of East orebody intersected; highly profitable mining using sub-level caving; eventual transition to less profitable drift-and-fill mining due to excessive dilution, ground subsidence and water problems
1991	Hellenic Fertilizer Company went into receivership; mine continued production under subsidy from Greek government
1995	Ownership transferred to TVX; production suspended to allow for drilling to define resources
1998-99	TVX completed drilling campaign (760 holes, 91,319 metres) and issued Mineral Resource estimation; initial feasibility study completed
2004	European Goldfields (through their 95%-owned subsidiary Hellas Gold) acquired property from Greek state
2011	EIS approved by Greek government
2012	Eldorado Gold acquired the project via the acquisition of European Goldfields Commenced tailings retreatment

Licenses, permits and royalties

Mining	Two mining concessions (F13, F14) covering 49.7 km2, granted until March 6, 2026; can be extended twice for durations of 25 years each
Permits

The Ministry of the Environment of Greece formally approved the Environmental Impact Statement (EIS) submitted by Hellas Gold for the continued operation of Stratoni and for the development of Olympias and Skouries, thus completing the official approval process for the EIS

For production to commence, the Ministry of Environment require the submission of a technical study. This was submitted and in early 2012, the technical study was approved by the Greek Ministry of Environment.

Royalties	Based on recent Greek law changes, royalties will be applicable on active mining titles with retroactive effect to January 1, 2013. According to the new law, the level of royalties will be established through the issuance of a Joint Ministerial Decision

About the property

Olympias is located in the Chalkidiki peninsula, of the Central Macedonia Province in Northern Greece. Olympias is within a group of granted mining and exploration concessions covering 317 km2, approximately 100 km east of Thessaloniki. The area is centred on coordinates 474000E and 4488000N of the Hellenic Geodetic Reference System HGRS ‘80, Ellipsoid GRS80 (approximately Latitude 40° 36’ and Longitude 23°50’). It is readily accessible by road; the road network in the area is among the best in Northern Greece and a major highway has been constructed extending east from Thessaloniki to 15 km north of the property. Olympias lies 9 km north-northwest of the Stratoni port and loading facility, on a paved road along the coast.

The area is wooded with oak, beech and pine being the principal species, while inland there are vineyards and farmlands. The main farming products are wine, honey, olives and olive oil.

Climate

The Chalkidiki Peninsula climate is generally mild with limited rainfall. Over 300 days or around 3,000 hours of sunshine are recorded on average annually. Average temperatures fluctuate little during the year. The lowest temperatures occur during December to February ranging between 3.5°C to 19°C, while highest temperatures occur during summer months and range between 23°C and 34°C. Temperatures below 0°C are limited to the mountainous areas. Operations can continue all year round.

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Operations

Olympias is a previously producing gold-lead-zinc-silver mine on care and maintenance from 1995 through 2010 and has since been in re-development. The Company has a phased approach to developing the Olympias project:

•	The existing Olympias process plant has been refurbished to process the existing tailings. This commenced in Q2 of 2012 and gold concentrate was sold during 2012 and 2013;
•	During this period we are refurbishing and extending the existing underground infrastructure;
•	Phase II involves the processing of ore from Olympias underground, through the same process plant at Olympias producing gold, lead / silver and zinc concentrates;
•	Phase II will commence once the existing tailings material has been processed; and
•	Phase III involves a production ramp-up on completion of the underground connection to a new surface concentrator plant at a brown field site in the nearby Stratoni Valley.

As part of the phased approach, we rehabilitated the existing concentrator plant to treat the existing tailings at potentially up to 1 Mtpa and commissioning of the plant began late in the second quarter of 2012, continuing throughout the rest of the year. The underground workings are to be refurbished and developed and ROM ore will be processed at the Olympias concentrator once the tailings reserve is depleted. Ore production in Phase 2 will reach 400 thousand tonnes per annum (ktpa) producing three concentrates for gold, lead-silver and zinc respectively. Production will be increased to 850 ktpa on completion of an 8.5 km decline (the Stratoni Decline) linking the underground works at Olympias to a new concentrator to be built in the Stratoni Valley.

The process design at both concentrators is broadly the same with the larger circuit benefiting from improved technology and higher throughput. The crushed ore will be transferred to the fine ore bin ahead of the SAG mill and the secondary ball mill. The overflow from the hydro-cyclones classifier will be directed to the flotation circuit. The flotation section will produce three concentrates, firstly lead/silver; secondly zinc, and thirdly the gold bearing pyrite / arsenopyrite concentrate. Separation of the minerals into the three concentrates is achieved through a combination of pH control and conventional reagents for the depression and activation of the various mineral species. There is no long-term surface disposal requirement for the coarse tailings as, by removing approximately 20% of the material as fines, the remaining coarse tailings balance the underground backfill requirement. The fine tailings will be filtered and transported as filter cake to the Kokkalonikas tailings management facility (TMF).

The facilities at Olympias include a water treatment plant. There is minimal risk associated with the concentrator process as the Olympias plant has operated successfully for many years, producing concentrates within the set metallurgical parameters. The recovery of the lead, silver, zinc and gold to their respective concentrates will be in the range of 90% based on previous operating history at Olympias. It is anticipated that with modern equipment and automated process control, the historical recoveries could be exceeded. Previous mining at Olympias was focused in the West Orebody. The proposed mine plan will complete the extraction of mineral reserves remaining in this area, but mainly mine the fully explored down dip extension to the West Orebody and the unexploited East Orebody. There are 17.9 Mt of proven and probable underground mineral reserves remaining at Olympias, which will support a maximum mining rate of approximately 850 ktpa in the later phase. The throughput rate planned for Phase III may be adjusted as work continues on underground design. The chosen mining method is drift and fill based on the geotechnical conditions, environmental requirements and it was the method previously used in the mine and is currently used at our nearby Stratoni operation. It is seen as a low risk method, given the company’s experience in using it, and ensures there is no subsidence due to the use of cemented backfill.

LOM production and cost estimates

The current reserve consists of old tailings that will be reprocessed and also ROM ore from the underground mine. This includes 2,408,000 tonnes of tailings that is categorised as proven ore at a grade of 3.4 g/t Au and 14 g/t Ag. Also included in the reserve is 17.9 Mt of ROM ore in the proven and probable category that is at a grade of 7.4 g/t Au, 128 g/t Ag, 4.3% Pb and 5.9% Zn. These current reserves will sustain a 25 year mine life with production of the reprocessed tailings started in late 2012.

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From 2013 to 2015, Phase I production is expected to average approximately 40,000 ounces of Au per year from reprocessed tailings.

From 2016 to 2017, Phase II production is expected to average approximately 84,000 ounces of Au per year from the underground ore at an average cash cost of approximately minus $133 per ounce after other metal credits.

From 2018 to 2033, Phase III production is expected to average approximately 190,000 ounces of Au per year from the underground ore at an average cash cost of approximately minus $390 per ounce after other metal credits.

In 2013, 26,444 payable ounces of Au were produced from reprocessed tailings.

Forecast production for 2014 is approximately 30,000 – 35,000 ounces of Au at a cash cost of $975 to $1,050 per ounce. Capital costs for 2014 are expected to be $60 million. Most of this is for underground development of both the existing mine and the Stratoni decline.

The corporate income tax rate for Greek companies is currently 26%..

Environment

The EIS covering Olympias, Skouries and Stratoni mine was submitted by Hellas Gold in July 2010 and was approved in July 2011. This EIS covers all environmental issues for the project.

Accumulating environmental impact is anticipated only in the Madem Lakkos (Stratoni) brownfield area where the new Olympias concentrator and tailings disposal facility will be constructed. The remainder of the infrastructure components are distant from each other and therefore there will not be any significant accumulating impact on the morphology of the area under study. Impact is of low significance, of local character and much will be non-permanent and partially reversible. All measures to minimize the anticipated impact will be taken. Olympias will benefit the surrounding area by allowing the rehabilitation of the Olympias Valley after approximately eight years of operation.

No significant impact is expected either quantitatively or in quality on the water in the immediate mining and processing areas or those areas within the immediate regional water system. Olympias has been designed such that any leakage can be managed and controlled. The overall impacts are assessed as moderately positive due to the rehabilitation of the old tailings ponds and permanent restoration of the valley site when the main processing operations move to Stratoni.

The Company has provided a €50.0 million Letter of Guarantee to the Ministry of Environment of Greece as security for the due and proper performance of rehabilitation works in relation to the mining and metallurgical facilities of the Kassandra Mines and the removal, cleaning and rehabilitation of the old Olympias tailings.

Exploration

The Hellenic Fertilizer Company carried out extensive programs of surface and underground drilling in order to define orebody dimensions and to explore the area around them. Partial logs are available for this work but none of the original cores are available in labelled boxes, none of the holes were surveyed and no assays, certifiable or otherwise have been found. It is believed that ore was identified solely by visual assessment of the core. Where available, the partial logs of this work have been entered in to the database but only in order to guide exploration work and for use in the modelling of major geological units. After 1996, TVX conducted an intense program of drilling as detailed in the “Drilling” section, below.

By February 1999, TVX had completed a drill program comprising 760 holes totalling 91,300 meters. A mineral resource estimation was completed in June 1998 and used in a feasibility study completed by Kvaerner ASA. The project was acquired by European Goldfields (through Hellas Gold) in 2004. No further exploration has been carried out; however checks of original assay certificates against database entries confirm the integrity of the data. Key areas of the orebody have had the interpolation checked and the overall geostatistical parameters have been checked. In 2013 Eldorado conducted a drill core relogging campaign of existing core (664 holes totalling 88,000 meters) to improve the understanding and interpretation of the geology models. These updated models were used as the basis to create a new resource model for the deposit. This work also created numerous exploration targets for future underground drilling programs in and around the current known ore lenses.

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Geology and mineralization

Geological setting

Olympias is a gold-rich polymetallic carbonate replacement deposit hosted in strongly deformed metamorphic rocks of the Paleozoic Kerdylia Formation of the Serbo-Macedonian Massif in northeastern Greece. The host rocks consist of biotite gneiss and schist interlayered with marble horizons, irregular pegmatite lenses and aplite. The marble horizons host the ore zones at the Olympias deposit.

Mineralization

The Olympias deposit comprises multiple massive sulphide lenses which together extend in a NNE direction for over 1.5 km. The deposit plunges 30 to 35° to the southwest, and individual lenses have an average thickness of 12 m. Two main end-member ore types are recognised; a base metal-rich ore type and a high arsenic-silica, high gold ore type. The latter typically occurs in the core of the ore lenses and is dominated by grey arsenian pyrite and arsenopyrite and subordinate galena and sphalerite with quartz-rich gangue. Gold grades are typically >10 to 30 g/t. The base metal-rich ore is characterized by variable pyrite, galena and sphalerite with lesser arsenian pyrite and arsenopyrite, and calcite-rich gangue. Gold grades are commonly in the range of 2 to 10 g/t. Both ore types locally contain spectacular bladed to dendritic arsenian pyrite and arsenopyrite with massive base metal sulphides.

Drilling

Only those holes drilled by TVX since 1996 were utilised for mineral resource estimation purposes as there is no means of validating those drilled by earlier operators. TVX drilled some 760 holes totalling 91,319 metres.

The orebodies at Olympias were drilled on a nominal 25 metres to 45 metres spacing and the deposit is open down dip and along strike to the west. The drill orientation with respect to ore was variable since most of the holes were drilled in fans from mine infrastructure close to the orebody. Angles to the strike and dip of the orebody range from perpendicular, where drill widths represent true widths, to as low as 30° where drill widths can represent twice the true widths. All drilling in the current mineral resource was conducted by TVX but the logs to these drill holes and the sample quality control (QC) have been validated.

Sampling and analysis

After the core was brought from the underground or the surface drilling rig, geological and geotechnical logging was completed

The sampling interval through the ore zone was 1 metre, except when lithological changes occurred. The sampling interval was adjusted so that different rock types were sampled separately. In general, 5 metres to 10 metres of waste into the hanging wall and footwall was sampled using two metre regular intervals and analysis of fully sampled cores has shown that this was sufficient to verify any low grade mineralization in the country rocks around the main zones. This sampling policy led to some 13,500 samples being taken over the 1,500 metres strike of the orebody. No factors were found to have affected the accuracy of the sampling and they have been found to be representative.

After geological mapping and geotechnical logging, samples were defined as described above and the core was split longitudinally by diamond saw. Samples were then placed in labelled plastic bags and sent to the Stratoni Laboratory in Greece for sample preparation. The remaining half core was stored in a core shed until 2002 and was then containerised and these containers are kept locked on site.

All samples were routinely assayed for gold, silver, lead, zinc and arsenic. Initially, SGS Laboratories in Carcassonne, France were used for gold assays, while the remaining elements were determined at the Stratoni Laboratory. The Stratoni Laboratory was used for primary assays for data up to 2003 which includes all data relating to Olympias. This procedure was followed for the first 2,000 in-fill samples. Approximately 12% of these were sent to Chemex Laboratories in Canada to be assayed for all five elements as part of the QC procedure. The laboratories used fire assay with AAS finish on 50gm samples for gold determination.

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AAS was used for the base metals. Gold showed satisfactory results but silver and lead determined at the Stratoni Laboratory showed high negative bias compared to Chemex Laboratories while zinc and arsenic results showed no bias. It was decided to keep the SGS Laboratory gold assays for the first 2,000 samples but to re-assay all ore samples for Ag, Pb, Zn and As at Chemex Laboratories and use Chemex Laboratories for the remainder of the project.

Data verification

Subsequently, 9% of pulps were submitted on a routine basis to ALS-Geolab in Chile for check assaying. Statistical analysis of check assays for zinc and arsenic were within acceptable standards. Gold assays varied by 2% with Chemex Laboratories providing the more conservative assay results. Some 4% of the coarse rejects were submitted under a different name to the Stratoni sample preparation facility and, following homogenisation, were split using a Jones splitter and a 400gm sample pulverised and split into two. The results from the coarse reject re-assays indicated that the Stratoni sample preparation facility was operated in accordance with high procedural standards.

The Eldorado Gold core relogging campaign also served as a verification program due to the visual nature of the sulphide mineralization. No critical discrepancies were uncovered when assay data were compared to visual percent sulphide minerals for the relogged drill holes.

Technical report

The information on Olympias in this AIF is partly based on the scientific and technical data in the Olympias technical report prepared for European Goldfields: Technical Report on the Olympias Project, Au Pb Zn Ag Deposit, Northern Greece.

Qualified persons: Patrick Forward, FIMMM, and Antony Francis, FIMMM, both of whom were employed by European Goldfields.

The report is dated July 14, 2011 and is available on SEDAR at (www.sedar.com) and EDGAR (www.sec.gov) under the Eldorado Gold Yukon Corp. (formerly European Goldfields Limited).

Hellas Gold Litigation

European Commission proceedings

In December 2008, the European Commission initiated an investigation into alleged state aid by Greece in favour of Hellas Gold based on an anonymous complaint by an individual. The complaint alleged that in 2003 Hellas Gold received state aid from Greece in respect of non-payment of real estate transfer taxes and legal fees and in respect of the price paid for the former assets of TVX.

The investigation was in respect to the Greek state’s compliance with its treaty obligations regarding EU competition policy. Hellas Gold itself was not under investigation and its title to the assets it acquired was not under question and is not jeopardised by any ruling respecting this investigation. The underlying premise was that state aid can be (but is not always) incompatible with the EU competition policy.

A decision of the European Commission of February 23, 2011 concluded that the sale of the mining assets and licenses in 2003 by the Greek state to Hellas Gold was carried out below its real market value and, therefore, involved indirect subsidies in breach of EU state aid rules. The subsidy was calculated by the European Commission at €14 million. The European Commission also asserts that Hellas Gold did not pay transaction taxes amounting to €1.34 million; and on that basis alleges that the total amount to be recovered from Hellas Gold to the Greek state is €15.3 million, plus interest.

Based on the legal, economic and factual elements relied upon by the European Commission in making its finding of state aid in favor of Hellas Gold, the Greek state and Hellas Gold have each sought to contest the decision on the basis that it is flawed and does not accurately reflect the entire circumstances and issues surrounding the December 2003 acquisition. Proceedings in the General Court of the European Court of Justice have been started and the hearing of the case is expected to take place within 2014 and a judgment is expected to be issued thereafter.

In parallel and independently from the above, the Ministry of Environment, Energy and Climate Change as required under the EU regulations initiated in Q3 of 2012 the process for the recovery of the penalty plus interest from Hellas Gold. As entitled under Greek tax law, Hellas Gold has filed a petition with the Ministry of Finance to pay the penalty and interest, a total sum of €21.4 million in monthly instalments while awaiting the appeal judgement.

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The application was processed by the competent Tax Office in Athens, examined by a standing Committee of the Ministry of Finance and approved by the Ministry of Finance in November 2012 to pay it in 17 monthly installments. Hellas Gold has since paid off to date the total amount. Upon the judgement becoming final and if Hellas Gold is successful in the matter, an application will be made to the Greek government for a refund of the penalty and interest paid.

EIA litigation

In November 2011 third parties initiated litigation against the Ministry of Environment, Energy and Climate Change (MoE) and four other Ministries before the Council of State (CoS) - Greece's Supreme Court on matters related to environmental protection seeking cancellation of the EIA approval granted to Hellas Gold in July 2011. The plaintiffs, the MoE and the other Ministries, Hellas Gold and various other interested parties submitted legal briefs to the CoS and a court hearing was held in early June 2012. Hellas Gold had advocated that this litigation was without merit. On 17th April 2013 the CoS issued its milestone decision No 1492/2013 in which it determined and accepted the legality and validity of the EIA and rejected the appeal in its entirety.

In addition to the litigation brought against Hellas Gold described above, Hellas Gold is, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company and Hellas Gold cannot reasonably predict the likelihood or outcome of these actions, although the ones filed in the local courts have been up to now all rejected.

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Skouries

Material property under NI 43-101

location	Chalkidiki Peninsula, northern Greece
ownership	95% through Hellas Gold pursuant to a shareholders agreement with AKTOR Investment Holding Limited (5%)
type of mine	open pit, underground
metal	gold, copper
in situ metal as of December 31, 2013*

proven and probable reserves: 3.68 million ounces Au at 0.76 g/t; 767,000 tonnes Cu at 0.51%

measured and indicated resource (incl. proven and probable reserves from above): 5.4 million ounces Au at 0.60 g/t; 1,234 million tonnes Cu at 0.43%

inferred resources: 1.67 million ounces at 0.31 g/t Au, 575,000 tonnes Cu at 0.34%.

average annual production (metal in concentrate): 2013 update	Open pit (Year 1 to 6): 140,000 ounces Au, 30,000 tonnes Cu Underground (Year 7 to end of LOM): 90,000 ounces Au, 22,000 tonnes Cu
expected mine life	27 years, based on 2013 proven and probable reserves
employees	430 (including 389 contractors)

* Mineral reserves are included in the total of mineral resources

History

1960s	Initial drilling by Nippon Mining and Placer Development
1970s	Drilling carried out by Hellenic Fertilizer Company
1996-97	Ownership transferred to TVX; exploration drilling tested extensions at depth; in-fill drilling program carried out
1999	TVX issues Mineral Resource estimation; initial feasibility study completed
2004	European Goldfields acquired property
2006	European Goldfields prepared a Bankable Feasibility Study based on an open pit operation to a depth of 240 metres followed by underground mining
2011	Environmental Impact Study (EIS) approved by Greek government
2012	Eldorado Gold acquired the project via the acquisition of European Goldfields
2013	Eldorado Gold commenced construction of the Skouries Mine.

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Licenses, permits and royalties

Mining	Eight mining concessions (OP03, OP04, OP20, OP38, OP39, OP40, OP48, OP57) covering 55.1 km2, granted until March 26, 2026; can be extended twice for durations of 25 years each
Permits

Greek government formally approved the EIS submitted by Hellas Gold for the development of the Company’s Greek assets, thus completing the official approval process for the EIS

For production to commence, the Ministry of Environment require the submission of a technical study. This was submitted and in early 2012, the technical study was approved by the Greek Ministry of

Royalties	Based on recent Greek law changes, royalties will be applicable on active mining titles with retroactive effect to January 1, 2013. According to the new law, the level of royalties will be established through the issuance of a Joint Ministerial Decision

About the property

Skouries is located in the Chalkidiki peninsula, in the Central Macedonian Province of Northern Greece, 100 km east of Thessaloniki and 35 km by road from the Stratoni port. The area is centred on coordinates 474000E and 4488000N of the Hellenic Geodetic Reference System HGRS ’80, Ellipsoid GRS80 (approximately Latitude 40° 36’E and Longitude 23°50’N).

Skouries itself is specifically located within the concessions numbered OP03, OP04, OP20, OP38, OP39, OP40, OP48 and OP57 which collectively have an area of 55.1 km2. The concessions were granted in April 2004 by the Greek state and are valid until 26 March 2026. They can be renewed twice for durations of 25 years each. No royalty is payable on future production. There are no environmental liabilities attached to the property and there are no expenditure commitments.

The area is readily accessible by road. The road network is among the best in northern Greece and a major highway extends to within 7 km from the property. The area is wooded with oak, beech and pine being the principal species, while inland there are vineyards and farmlands. The main farming products are grapes, honey, olives, olive oil and goat cheese.

The area is well served by main power supplies via the Public Power Corporation. Communications by telephone and broadband are good and Hellas Gold has a backup microwave phone and data link at Stratoni. There is sufficient water available to support the operation from creeks, re-circulated clean water from milling operations and groundwater from wells.

Climate

The Chalkidiki Peninsula climate is generally mild with limited rainfall. Over 300 days or around 3,000 hours of sunshine are recorded on average annually. Temperatures fluctuate little during the year. The lowest average temperatures occur during December to February ranging between 3.5°C to 19°C, while highest average temperatures occur during summer months ranging between 23°C and 34°C. Temperatures below 0°C are limited to the mountainous areas. Operations can continue all year round.

Operations

Initial production will come from an open pit operation. The underground mine will consist of the orebody below the base of the open pit at 420 metres level (240 metres below surface), followed by a sublevel open stoping (SLOS) mining method commencing below the 30 metre crown pillar down to the minus 105 metres above sea level. The deposit will be accessed from surface by a service decline (“Ramp”) and a production shaft. A number of production levels will be developed from an access ramp. Production levels will be vertically spaced from each other at 25 metre intervals. Each production level will have an auxiliary and permanent ventilation system to provide adequate amounts of fresh air for the safe and efficient execution of mining activities. To allow a smooth transfer of production from open pit to underground without a production gap, the mine accesses, ore handling, crushing, hoisting facilities and dewatering systems will be developed and equipped prior to the start of production. The open pit mine production schedule has been developed on a planned annual ore production rate of 8.0 Mtpa. An open pit mine operating 345 days per year consisting of three, eight hour shifts operating 7 days a week is planned, resulting in a daily average ore mining rate of 23,200 tonnes per day (tpd).

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Some of the excess tailings from the underground mining operation will be mixed with cement and disposed of in the open pit as engineered backfill. This means that mining of the open pit has to be complete before the option of diverting the disposal of tailings away from the TMF valley site and in to the mined out open pit.

Underground production commences in Year 7 with pre-production of the underground mine commencing in Year 4. Production averages 4.4 Mtpa over most of the underground mine life. The mine design is based on three operational levels that will be mined simultaneously, accessed by a main ramp, positioned close to the orebody. The base level for each mining horizon will be linked to an exhaust vent raise, creating a main return airway. Intermediate ventilation raises will link each level with the closest main return airway drift. A main intake ventilation raise, close to the main ramp will be one of the three main air intakes (shaft, main ramp and intake ventilation raise).

The process plant and infrastructure design of the project has been based on extensive testwork carried out on samples that were representative of the resource. Technical information was provided by several specialist consultants, recognized metallurgical testing facilities and international engineering groups. Outotec Oy of Finland (Outotec), has completed an engineering study for the project which included the supply of equipment including, grinding mills, the flotation equipment, the paste thickeners and the plant control system. In parallel with this, the Athens based engineering contractor, ENOIA S.A. (ENOIA), completed a basic engineering study. Jacobs Engineering and ENIOA have started detailed engineering including aspects of the plant and infrastructure outside of Outotec’s scope. ENOIA will provide contract services and controls for all estimate areas of the project working under the direction of Hellas Gold.

The layout of the plant has been optimized over time incorporating many improvements which have resulted in capital cost reductions. A confirmatory geotechnical assessment was completed in 2013. The process plant is of conventional design comprising surface ore reception facilities and primary crusher, coarse ore stockpile, SAG and ball mill grinding with pebble crushing, a gold gravity circuit, rougher, cleaning and scavenger flotation stages, filtration and paste thickening of the tailings for disposal. In addition, the infrastructure facilities include the administration block, the workshops, fuel station, cafeteria and medical facilities as well as power, water and other services. The design will also take into account the ore delivery system from the underground phase of mining.

Capital spending for 2013 was $41 million. These works include site clearing, power line construction, commencement of plant construction and the portal and decline for the underground mine.

Capital spending for 2014 is estimated at $215 million. This will be to continue works on the process plant, commencement of tailings dam access with roads and forestry clearing. Dam construction is scheduled to commence in 2014. The decline will continue for the underground mine. Work will also continue on the optimisation of the underground design and consideration of various alternatives.

Production estimates

• 345 production days per year;

• 23,200 t of ore per day mining from open pit (8.0 Mtpa);

• 13,000 t of ore per day mining from underground (4.5 Mtpa);

• Average process recovery of 84% of gold and 90% of copper;

• Payable return of 96% for gold and 96% for Copper; and

• Mine life of 27 years based on the proven and probable reserves.

The corporate income tax rate for Greek companies is currently 26%.

Environment

The EIS for Skouries (Skouries EIS) is covered under the Kassandra Mines Mineral Deposits Project which involves an area of 26,400 ha, in north-eastern Chalkidiki (Macedonia Region). The Kassandra Mines Mineral Deposit Project will be implemented by Hellas Gold, which obtained the mining rights by a contract included in the National Law No. 3220/2004.

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The proposed Kassandra Mines Mineral Deposit Project includes the following sub-projects pertaining to Skouries:

• Mining Facilities of Skouries, new beneficiation plant and TMF; and

• Port facilities in Stratoni.

ENVECO S.A., Environmental Protection, Management and Economy S.A., under Hellas Gold’s management, has authored the full EIS which was prepared principally by the application of:

• Law 1650/86 - ’The Protection of the Environment from Projects and Activities’, as amended by Law 3010/2002. This incorporates the EU directive on Environmental Impact Assessment (85/337/EEC as amended); and

• Law JMD107017/06 which is the Greek implementation of the Strategic Environmental Assessment Directive 2001/42/EC.

The Skouries EIS was submitted in July 2010 and was approved in July 2011. The Skouries EIS covers all environmental issues for Skouries.

Exploration

The historical owners, TVX, undertook 72,232 metres of drilling in three phases during 1996, 1997 and 1998. In 2012, Eldorado Gold drilled 6232 metres in 33 drill holes to eliminate or convert any Inferred mineral resources in the pit design. Also, as all historic core was removed from the property, the Company drilled 10 confirmatory holes totalling 6,550 metres through the main regions of the Au-Cu mineralization within the planned open pit and underground mine designs.

Geology and mineralization

Geological setting

The Skouries porphyry gold-copper deposit is centred on a small (less than 400m in diameter), pencil-porphyry stock that intruded schist and gneiss of the Paleozoic Vertiskos Formation of the Serbo-Macedonian Massif of northeastern Greece. The porphyry is characterized by at least four intrusive phases that are of probable monzonite to syenite composition, but contain an intense potassic alteration and related stockwork veining that overprints the original protolith. Potassic alteration and copper mineralization also extend into the country rock; approximately two thirds of the measured and indicated tonnes and 40% of the contained metal are hosted outside the porphyry. The potassic alteration is syn- to late-magmatic in timing, and is characterized by K-feldspar overgrowths on plagioclase, secondary biotite replacement of igneous hornblende and biotite, and a fine-grained groundmass of K-feldspar-quartz with disseminated magnetite. The host porphyry and potassic alteration at Skouries were coeval and formed during the Early Miocene.

Mineralization

The Skouries deposit is a typical sub-alkaline copper-porphyry deposit. Ore extends for more than 920m depth from surface within a sub-vertical, pipe-like body. Four main stages of veining are associated with copper and gold mineralization: 1) an early stage of intense quartz-magnetite stockwork; 2) quartz-magnetite veinlets with chalcopyrite ± bornite; 3) quartz-biotite-chalcopyrite ± bornite-apatite-magnetite veinlets; and 4) a localized, late stage set of pyrite ± chalcopyrite-calcite-quartz veins.

An oxide zone occurs from surface to 30 metres to 50 metres depth and includes malachite, cuprite, secondary chalcocite and minor azurite, covellite, digenite and native copper.

Drilling

A total of 72,233 metres of core drilled during the 1996 to 1998 TVX drilling campaign were available for mineral resource estimation. During this period, TVX drilled a total of 111 long surface diamond drillholes using NQ size (47.6 mm core diameter). Holes reached to 800 metres depths. Additionally, Eldorado Gold drilled 6232 meters in 33 NQ size drill holes. These holes, averaging 195m in length, tested inferred resources in the existing pit design. Hole deviation was measured by Sperry Sun every 50 metres depth. Drill runs were 3 metres. Collar co-ordinates were surveyed using total station DMT-410 in the pit area.

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Sample Preparation, Analysis and Security of Samples

Sampling and analysis

The mineral resource estimate was carried out using only the TVX diamond drill holes. The drilling grid pattern used was 50 metres by 50 metres. Holes were drilled at an angle of some 60° to the pipe but given the disseminated nature of the porphyry type mineralization, it would be misleading to convert intercepts to true widths on this basis.

After geological and geotechnical logging, diamond drill holes were split lengthwise using a diamond saw. One half was stored for future reference and the other half was sampled at regular 2 metre intervals and sent for sample preparation and assaying. Each sample was given an individual sample number and the rock type was coded.

Drill holes SK-08 to SK-30 (15,501 metres) and SOP-1 to SOP-33 (14,932 metres) were prepared at three different laboratories: I.G.M.F at Xanthi, I.G.M.F at Athens and TVX at Stratoni, the latter by TVX personnel. Drill holes SOP-34 to SOP-39 (3,045 metres) were prepared at the Stratoni Laboratory by TVX personnel. Drill holes SOP-40 and onwards were prepared at the Skouries sample preparation laboratory located at Madem Lakkos by TVX personnel. Screw top plastic bottles rather than envelopes or plastic bags were used for storing and shipping the samples.

In all cases, gold, total copper, soluble copper with citric and sulphuric acid, and silver assays were done by the ALS-Geolab laboratory in Santiago, Chile that was chosen as the main laboratory. It should be noted that soluble copper assays were generally done for samples within the first 100 metres from the surface. Copper was determined by an aqua regia digest and AAS finish. Gold was normally assayed on a 50 g sample utilising fire assay with an AAS finish. However, as coarse gold is known to occur in the deposit, a study was conducted utilising screen fire assay using a minus 170 mesh screen and assaying the minus 170 mesh fraction combined with the results from the retained fraction.

Data verification

QC and quality assurance of sampling are discussed in the Skouries Technical Report (see below); it was concluded that there is no significant sample bias. Sampling was carried out on two metre intervals and across geological boundaries which is viewed by the Company as representative given the disseminated nature of the mineralization. Drillhole spacing is on a nominal 50 metre grid which is, in the Company’s opinion, sufficient sample support for the disseminated nature of the deposit mineralization.

The QC system used specified duplicate assays by a different laboratory and “blind” coarse reject checks. A size analysis of coarse rejects was done periodically so that the first sample split is done when samples are below two mm, thus total sample preparation error is maintained within acceptable industry standards.

Eldorado Gold’s confirmatory drill program also verified the gold and copper grade ranges and distributions when compared to the historical data.

Technical report

The information on Skouries in this AIF is partly based on the scientific and technical data in the Skouries technical report prepared for European Goldfields: Skouries Cu/Au Project, Greece – NI43-101 Technical Report.

Patrick Forward, FIMMM and Antony Francis, FIMMM, who were employed by European Goldfields, and David Smith, MIMMM, of Scott Wilson Ltd. are the Qualified Persons for this Technical Report

This technical report is dated July 14, 2011. It is available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) under Eldorado Gold Yukon Corp. (formerly European Goldfields Limited).

Litigation

Forestry Land litigation

On May 28, 2012 a lawsuit was filed before the Council of State (CoS) challenging the legality of the decision of the Secretary General of the Decentralized Administration of Macedonia-Thrace, which gave Hellas Gold the right to acquire the forest land necessary for the development of its projects in Chalkidiki pursuant to the Olympias EIS approved by the Ministry of Environment, Energy and Climate Change in July 2011.

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The scheduled hearing date of the lawsuit was initially on December 12, 2012 it was postponed and held on January 9, 2013. We are now awaiting the decision of the Court. Based on the positive decision previously received by the CoS for No. 1492/2013 which upheld the legality and validity of the EIA, the Company anticipates a favourable decision in the current matter.

Foundation Works

In early June 2013, the local Civil Permit Office in Arnea had issued a work stop order regarding the foundation works for the mechanical equipment in Skouries.

Hellas Gold had immediately filed a petition with CoS requesting an injunction against said order. CoS granted this injunction on 27th June 2013 and the works continued thereafter. Hellas Gold had also filed at the time with CoS a lawsuit to invalidate said order. Following that, the hearing for this lawsuit was held on 6th November 2013 and recently CoS issued its judgement No 839/2014 by which said order has been finally invalidated.

In addition to the litigation brought against Hellas Gold described above, Hellas Gold is, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company and Hellas Gold cannot reasonably predict the likelihood or outcome of these actions, although to date, previously filed actions in the local court have been rejected.

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OTHER OPERATING MINES AND DEVELOPMENT PROJECTS

Tanjianshan

location	Qinghai Province, China
ownership

90%

through Qinghai Dachaidan Mining Limited,

a joint venture with:

- The First Institute of Geology and Mineral Exploration of Qinghai Province (Qinghai) (5%); and

- The Investment and Operation Company State Owned Asset of Dachaidan Administrative Committee (Dachaidan) (5%)

type of mine	open pit
metal	gold
in situ gold as of December 31, 2013*	proven and probable reserves: 0.41 million ounces grade: 3.00 g/t measured and indicated resources: 0.69 million ounces grade: 2.82 g/t inferred resources: 0.38 million ounces grade: 3.65 g/t
average annual production	100,000 ounces
expected mine life	4 years, based on current proven and probable reserves
employees	629 (including 188 contractors)

* Mineral reserves are included in the total of mineral resources

Licenses, permits and royalties

We currently have sufficient mining rights to support our mining operations.

Mining

The Tanjianshan mining licenses cover the two deposits, plus many other prospects and anomalies:

• Qinlonggou mining license, covers 2.88 km2, renewed March 1, 2013; and

• Jinlonggou mining license, covers 1.03 km2, renewed June 17, 2011.

The Qinlonggou license extends vertically from the surface (3,710 metres above sea level) down to 3,450 metres above sea level.

The original Jinlonggou license extended from the surface (3,556 metres above sea level) down to 3,378 metres above sea level. It has since been upgraded to include all mineral resources down to 3,000 metres above sea level, below the existing known resources.

Exploration

Tanjianshan has four, contiguous exploration licenses:

• Qinglongshan prospect license, covers 49.06 km2, renewed May 29, 2012, expired February 12, 2014 – currently being renewed;

• Qingshan prospect license, covers 53.93 km2, renewed May 29, 2012, expired November 3, 2013 - currently being renewed;

• Jinlonggou prospect license, covers 66 km2, renewed May 29, 2012, expired February 12, 2014 – currently being renewed; and

• Xijinggou prospect license, covers 59.88 km2, renewed May 29, 2012, expired November 3, 2013 – currently being renewed.

Permits	All permits have been received
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Royalties

Qinghai and Dachaidan each receive a royalty of 2.25 percent (4.5 percent in total) of net sales revenue from the gold Tanjianshan produces. Accrued royalties are transferred quarterly, directly to accounts Q1 and Dachaidan have designated, as long as the related tax authorities approve.

We pay an annual resource compensation fee of 2.4% of gold revenue to the province. Royalties at Tanjianshan were $6.82 million year to date through December 31, 2013.

About the property

Tanjianshan is in Qinghai Province in northwest China, 80 km northwest of Dachaidan in the Haixi Prefecture. Qinghai is a relatively large province with a population of approximately 5.2 million.

The nearest centres are Dunhuang, Gansu Province (265 km to the north by road) and Ge’ermu (260 km to the south by road).

Operations

The deposits are mined using a conventional open pit process carried out by a mining contractor. Mining at the Qinlongtan pit terminated in 2009. The ore is processed differently, depending on which pit it comes from. Qinlongtan ore was primarily free-milling with a small sulphide component that contained gold. Jinlonggou ore is predominantly refractory and requires an oxidation step (roasting). Roasting was selected over other alternatives mainly because of cost and because it is a common technology in China for treating refractory ores.The following outlines the metallurgical process:

•	ore is crushed in a single stage crushing circuit and transported to a mill feed bin/stockpile, and then fed through a single stage SAG mill;
•	material from the Qinlongtan deposit was fed through a conventional CIL circuit, the tailings were floated and the sulphide material removed for further treatment;
•	material from the Jinlonggou deposit is fed through a flotation circuit and then dewatered. The flotation tails are then treated through a conventional CIL circuit;
•	the flotation concentrates are blended for an optimal sulphur grade and then fed to a two-stage roasting circuit;
•	the calcine product from the roaster is reground to break down agglomerates, and then leached in a CIL circuit;
•	the tailings from the CIL circuit are treated through a detoxification circuit to remove cyanide and to precipitate the remaining arsenic into a stable compound, and are then placed in the tailings management facility;
•	off-gas from the roaster passes through a cooling/cleaning circuit and an acid plant and the recovered sulphuric acid is sold; and
the gold is recovered in an ADR plant that uses a standard Zadra process including pressure stripping, electro winning and smelting.

The final product is a gold doré bar suitable for processing to 99.999% purity in domestic or offshore refineries.

The tailings management facility is a tailings impoundment about one kilometre downstream from the plant. It has a maximum height of about 40 metres and uses a combination of downstream and centreline construction to minimize risk. The tailings dam is lined with an HDPE liner. The facility is designed to be nil discharge: all free water is returned to the treatment plant during operation.

LOM production and cost estimates:

•	production: 1 million tonnes per year of mined ore and a further 50,000 tonnes of pre-treated heap leach core, at an average of 2,875 tonnes milled per day;
•	gold doré average of 100,000 ounces per year at a metallurgical recovery rate of 80.4%; and
•	cash operating cost: $600 per ounce.

In 2013 production was 101,000 ounces at a cash cost of $414 an ounce, while capital costs were $11.3 million.

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Forecast production for 2014 is approximately 95,000 - 100,000 ounces at a cash cost of $450 to $465 an ounce. Capital costs for 2014 are expected to be $20 million.

The cost for mining is expected to increase slightly as the Jinlonggou pit deepens and mining of the 323 pit starts upon receipt of mining application approval for 323. We expect the cost for processing and mine support to remain constant for the rest of the mine life, except in response to changes in the costs of inputs that affect the entire gold mining industry including, among other things diesel fuel and reagents, labour, currency exchange rates and inflation.

The corporate income tax rate applicable to Tanjianshan is currently 25%.

Environment

Societe Generale d’Surveillance completed a draft environmental impact assessment for Tanjianshan in July 2005 (Tanjianshan EIA). Beijing Research Institution of Mining & Metallurgy (BGRIMM) completed an official Chinese version, and it was approved in April 2007.

Golder Associates in Melbourne, Australia, designed the tailings dam, and BGRIMM transcribed the detailed engineering drawings to meet Chinese standards. The dam design was formally accepted in 2008, and final tailings accumulation RL is 3199 metres above sea level and 40 metres high. The dam uses a combination of downstream and centreline construction. It is double lined for zero permeability: first with a geo-membrane and then by 1.0 mm HDPE solid welded plastic. We have an ongoing water monitoring program upstream and downstream from the site, and all results are within required limits.

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White Mountain

location	Jilin Province, China
ownership	95% through Sino Gold BMZ Limited, a joint venture with: Jilin Provincial Geologic Survey Institute No.4 (Tonghua)(5%)
type of mine	Underground
metal	gold
in situ gold as of December 31, 2013*	proven and probable reserves: 0.48 million ounces grade: 2.63 g/t measured and indicated resources: 0.77 million ounces grade: 3.30 g/t inferred resources: 0.60 million ounces grade: 6.44 g/t
average annual production	70,000 ounces
expected mine life	6 years, based on current proven and probable reserves
employees	1,006 (including 490 contractors)

* Mineral reserves are included in the total of mineral resources

Licenses, permits and royalties

Currently have sufficient mining rights to support our mining operations.

Exploration

Jilin based exploration consists of 6 exploration licenses, controlled by 2 joint venture companies:

• Banmiaozi (White Mountain) general exploration license covers 54.02 km2, renewed April 26, 2012, expires April 26, 2014;

• Zhenzhumen general exploration license, covers 9.33 km2, renewed December 7, 2013, expires December 7, 2015;

• Lengjiagou SW general exploration license, covers 14.67 km2, renewed July 10, 2012, expires July 10, 2014;

• Xiaoshiren Central exploration license, covers 4.07 km2, renewed July 13, 2013, expired July 13, 2015; and

• Dongdapo (Jilin Jincheng), covers 21.52 km2, renewed August 30, 2012, expires Aug 30, 2014

The Dongdapo license is currently currently owned by Chinese partner Team 602, and is undergoing transfer to Jincheng JV

Mining	• mining license covering 205.14 hectares, issued April 16, 2008, expires April16, 2019; and • land use certificates covering 29.4 hectares, expires March 13, 2059, and 2060 respectively.
Permits

Operating permit: issued February 20, 2008, expires February 20, 2018. Permit is checked annually and passed the 2013 annual check.

Tailing dam safety production permit: renewed February 20, 2012, expires February 19, 2015.

Underground safety production permit: issued March 25, 2011, renewed July 12, 2013, expires July 11, 2016

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Royalties	We pay an annual resource compensation fee of 2.4% of sales revenue to the provincial government.

Operations

We use a sub-level open stoping mining method where the orebody is thicker than 10 metres and steeper than 55 degrees, and a benching method in narrower areas. The processing plant is a standard CIL plant.

The production schedule is based on metallurgical testing that identified two types of ore: non-refractory (approximately 90% of the ore) and refractory (approximately 10%). Recoveries are nominally 85% for non-refractory and 75% for refractory ore since inception of the caustic pre-treatment circuit.

Since the refractory component is a small percentage of the overall orebody we have chosen to use a standard CIL plant. Because of the refractory component, recoveries can be variable based on where we are mining in any month. Late in 2011, a caustic pre-treatment process was commissioned to enhance recoveries in sulfide ores. Initial results have been successful and this process is expected to raise overall recovery by 1% to 2% and in sulphide ores by 5 to 10%.

LOM production and cost estimates

•	production: 800k-850k tonnes per year;
•	gold doré: 70,000 ounces per year; and
•	cash operating cost: $760 per ounce.

In 2013, White Mountain produced 73,060 ounces from 810,000 tonnes of ore at an average grade of 3.39 g/t Au. The cash costs for 2013 were $705 per ounce.

Forecast production for 2014 is approximately 70,000-75,000 ounces at a cash operating cost of $685 - $715 per ounce. The cost for processing and mine support is expected to remain constant for the rest of the mine life, except in response to changes in the costs of inputs that affect the entire gold mining industry including, among other things: the cost of diesel fuel and reagents, the cost of labour, exchange rates and inflation. Capital costs for 2014 are expected to be $25 M.

The corporate income tax rate applicable to White Mountain is currently 25%.

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Eastern Dragon

Development project

location	Heilongjiang Province, China
ownership

95% through Heihe RockMining Development Limited,
a joint venture with Daxinganling Yihua Mining Development Company Limited (5%)

Effective March 24,2014 CDH Fund II acquired a 21.05% interest in Sino Gold Tenya (HK) Limited which indirectly holds the Eastern Dragon Project. CDH now holds a 20% interest in the Eastern Dragon Project

type of mine	open pit and underground
metal	gold and silver
in situ metals as of December 31, 2013*

proven and probable reserves: 0.76 million ounces Au at
7.71 g/t; 7.03 million ounces Ag at 71 g/t

measured and indicated resources: 0.85 million ounces
Au at 7.50 g/t; 8.3 million ounces Ag at 73 g/t

inferred resources: 0.19 million ounces Au at

2.67 g/t; 1.50 million ounces Ag at 20 g/t

average annual production	70,000 ounces Au, 400,000 ounces Ag
expected mine life	10 years, based on current proven and probable reserves
employees	48 ( including 2 contractors)
production	expected 2015

* Mineral reserves are included in the total of mineral resources

Licenses, permits and royalties

Mining	Awaiting approval of the Project Permit Application (PPA). Mining License (ML) application will be submitted once the PPA is approved.
Exploration

Heilongjiang based exploration consists of two exploration licenses:

• Lode 5, covers 0.14km2, issued January 19, 2012, and expired January 18, 2014 and is currently under renewal; and

• Sanjianfang, covers 43.78km2, issued February 1, 2010, expired January 31, 2012; under renewal.

Permits	The following permits are required: • project permit approval; • mining license; • forestry permit (tree removal); and • gold operating permit.
Royalties	We are required to pay royalties to state and local authorities. We are negotiating the amounts and will finalize the arrangement after we receive all permits.

About the property

Eastern Dragon is in Heilongjiang Province in northern China, approximately 625 km north of the provincial capital Harbin, and 70 km southeast of the town of Xunke.

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Operations

Eastern Dragon is planned to start out as a small open-pit mine, and then become an underground operation. The proposed open pit has been designed to minimize land use, and we expect it to have enough volume to store all of the tailings from the underground operation.

A total of $1.5 million was spent on care and maintenance at Eastern Dragon in 2013. In 2012 construction was suspended pending receipt of permitting required to complete development of the mine. Major areas remaining to be constructed include the tailings filtration and storage facilities as well as the open pit and rock dump areas.

In early 2012, we were informed by the Heilongjiang Provincial Development and Reform Commission (PDRC) that it would require the formal approval of the Project Permit Approval (PPA) by the National Development and Reform Commission (NDRC) in Beijing. The process of preparing the PPA to submit to NDRC has been completed, and the PPA is now with PDRC, who would be responsible for the submission to NDRC. The project remains on care and maintenance until the PPA is approved.

The Eastern Dragon ore is high grade (7.71 g/t Au and 71 g/t Ag), and it is amenable to cyanide leach with high recoveries for both gold and silver. The process plant is designed to treat 450 tonnes of ore per day initially and will increase to 1,000 tonnes per day as part of a planned expansion.

We will use conventional equipment and processes:

•	run of mine ore will be crushed in a two-stage crushing circuit and then milled in a single stage ball mill;
•	the ore will be leached with cyanide and thickened;
•	the thickener overflow will be fed to a carbon-in-column (CIC) circuit, which will remove most of the silver from the circuit;
•	the thickener underflow will be leached again with cyanide in a normal CIL circuit. This, when combined with the pre-leach, provides the highest possible recoveries of gold and silver;
•	loaded carbon from the two circuits will then be combined and eluted to recover the precious metals; and
•	following recovery of the gold and silver, the tailings from the CIL circuit will be thickened. The overflow will be recycled, and the underflow will be forwarded to a cyanide destruction circuit and then dewatered using filter presses to produce a filter cake suitable for dry stack tailings disposal. During the first two years of operation, tailings will be impounded in an interim tailings dump. After open pit mining stops, these will be moved to the mine’s open pit.

LOM production and cost estimates:

•	450 tonnes per day for 12 months, and increased to 705 tonnes per day for another 6 months, then followed by 1,000 tonnes per day, or 330 ktpa thereafter;
•	gold doré: 70,000 ounces per year;
•	silver: 400,000 ounces per year;
•	cash operating cost estimated in 2008 preliminary design: $176 per ounce gold (after silver credits, calculated using a silver price of $35 per ounce)

Capital costs for 2014 are expected to be $878,000 as the project remains on care and maintenance.

The corporate income tax rate applicable to Eastern Dragon is currently 25%.

55

Vila Nova

Iron ore mine

location	Amapá State, Brazil
ownership	100% through Unamgen Mineracao é Metalurgia S.A. (Unamgen), a wholly owned subsidiary of Eldorado Gold
type of mine	open pit
metal	iron ore
in situ iron as of December 31, 2013*	proven and probable reserves: 9.25 million tonnes grade: 58.7% Fe measured and indicated resource: 14.0 million tonnes grade: 58.7% Fe inferred resources: 10.3 million tonnes grade: 59.8% Fe
expected annual production	675,000 wet metric tonnes with potential to increase to 1,000,000 tonnes per year
expected mine life	9 years, based on current proven and probable reserves and the maximum throughput rate
employees	380 employees (including 300 contractors)
production	In 2013 we sold 470,000 dry metric tonnes (dmt). In 2014 we expect to sell 640,000 dmt
cash operating costs	In 2013, cash costs were $63 per dmt. In 2014 we expect costs to be between $60 and $65 per dmt.

* Mineral reserves are included in the total of mineral resources

Licenses, permits and royalties

Mining

We have mining rights for 1,667.7 hectares under one license:

•  Process #858.119/2009. Authorization covering 1667.71 hectares was published in the Official Gazette (Diário Oficial da União) on October 3, 2011;and

•  Process #850.048/1980. This is the result of a partial transfer and assignment of mining concession #145/1991 to Unamgen in 2010. Authorization was published in the Official Gazette (Diário Oficial da União) on January 28, 2010.

Permits

•  Operating License 0575/2012 for extraction activities and processing of iron ore. Issued on November 28, 2012. It is valid for 3 years;

•  Operating License 0774/2012 for rail and road transport activities, storage and shipment of iron ore from the site UNAMGEN in Mazagão to the port of Anglo Ferrous in Santana. Issued on December 13, 2012. It is valid for 3 years; and

•  Operating License 397/2013 for truck road transportation to public port in Santana city, issued in May 29, 2013. It is valid for 2 (two) years.

Royalties	A royalty of 2.0% on revenues is payable to the Brazilian government.

About the property

The 1,667 hectare Vila Nova property sits 175 km northwest of Macapá, the capital of Amapá State, in northern Brazil.

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Operations

The Vila Nova Iron ore deposit is 5 to 40 metres thick and 1,800 metres along strike, with potential to extend to 3,000 metres. The ore body is sub-vertical, with the hanging wall made up of weathered schist and footwall grading to ferruginous quartzite and quartzite. It is well-suited for open pit mining using small mine equipment. The mine is a standard open pit that produces two products: lump ore and sinter fines. It uses hydraulic excavators and highway-type haul trucks with conventional rock boxes.

Trial mining and processing was conducted in June 2010 to test plant performance and logistic systems. The initial monthly production rate for 2011 was 52,000 tonnes of run of mine ore, yielding 45,000 wet metric tonnes (wmt) of finished product. Approximately 50 percent of this is lump ore and 50 percent sinter fines.

High grade phosphorus ore from the upper benches is stockpiled and later blended with low grade phosphorus ore. Waste rock is placed onto a dump 2 km from the open pit at a strip ratio of 6.6:1, in 2013. During 2011, we had a contract with Anglo Ferrous to transport iron ore to Santana by railway, and provide ship loading at the Anglo Ferrous port. In July 2012, we entered into a 54 month contract with Anglo Ferrous, expiring December 2016. Sales of iron ore from January through June 2012 are inclusive in the contract terms. This longer contract was precipitated by the need to increase the rolling stock on the existing rail line.

Since March 28, 2013, due to an incident at Anglo Ferrous port, the ship loading facility is unable to ship iron ore from the Vila Nova mine. The problem was mitigated by accessing the public port in Santana. Since June 2013 iron ore shipments have been routed through the public port.

Production and cost estimates

•	2013: 671,000 dmt
•	2014: 600,000 dmt (budgeted); and
•	operating costs: between $60 and $65 per dmt of lump ore and sinter fines for the LOM.

There is potential to increase the production rate at Vila Nova with modest capital requirements if iron ore prices increase enough to justify the investment. Capital costs for 2014 are expected to be $3 million.

The combined corporate income tax and social contribution tax rate applicable to Vila Nova is currently 15.25%

Environment

On November 28, 2012, Amapá State’s environmental agency renewed the operating environmental license based on a three year term.

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Tocantinzinho

Development project

location	Pará State, Brazil
ownership	100% through Brazauro Recursos Minerais Ltd., a wholly owned subsidiary of Eldorado Gold
type of mine	open pit
metal	gold
in situ gold as of December 31, 2014	proven and probable reserves: 1.98 million ounces grade: 1.25 g/t measured and indicated resources: 2.39 million ounces grade: 1.06 g/t inferred resources: 0.15 million ounces grade: 0.66 g/t
average annual production	157,000 ounces
expected mine life	12 years
current employees	22 (including 17 contractors)

* Mineral reserves are included in the total of mineral resources

Licenses, permits and royalties

Licenses

In 2012 Tocantinzinho was granted its Preliminary Environmental Licence PEL number 1218/2012 by SEMA Environmental Agency and by COEMA Environmental Council of Para State. It was issued on September 12, 2012 expiring on September 19, 2015. The PEL was granted after affirmative public hearings held with the local community and the recommendation of the EIA - Environmental Impact Assessment was received from the Technical and legal sections of SEMA agency.

The Environmental Installation License application requires the Basic Engineering and Environmental Control Programs to be completed. Application scheduled for 2014.

Permits

The Tocantinzinho deposit lies on two separate exploration permits. Both permits were submitted at the same time, but by regulation two separated exploration reports were presented to the National Department of Mineral Production (NDMP) and approved in 2011 and 2012.

The Economic Exploitation Plan was presented for NDMP together with the application for Easement Concession. Both documents are required for Installation License application and approval.

Royalties

A royalty of 1.0% on revenues is payable to the Brazilian government and a royalty of 3.5% on revenue is payable to certain individuals pursuant to agreements executed in 2003, 2009 and 2013. The 3.5% royalty can be reduced to a 1.5% royalty upon the occurrence of certain events and payment of specific sums by Eldorado to the underlying owners.

About the property

Tocantinzinho is located in the State of Pará in Northern Brazil, in the Tapajós region. We purchased the property from Brazauro Resources Corporation (Brazauro) initially by way of an earn-in arrangement followed by the purchase of 100% of the outstanding securities of Brazauro in 2010.

58

Development

Engineering studies covering the process plant, mine design, tailings management facilities, and other significant infrastructure installations, including power and access options were undertaken leading to the completion of a pre-feasibility study and report issued in May 2011.

Exploration and development at the project continued in 2011. Field work was initiated to collect data on geotechnical, hydrogeological, and hydrology conditions at the site, in preparation for completion of a full feasibility study, scheduled to be completed early in 2014.

In September 2012 the Tocantinzinho project was granted its Preliminary Environmental License ("PEL"). Subsequently a first draft of the feasibility study was completed which highlighted capital and operating costs higher than were detailed in the table above.

A full in-country review of the first draft of the Feasibility Study started in 2013 to identify the potential areas for capital and operating cost reduction, aiming to improve the financial performance of the Tocantinzinho Project.

Improvements in on-site (earthmoving, foundations, concrete, buildings, waste dump and tailing dam) and off-site (access road and power line) infrastructure, mine operating strategy, taxation and incentive regimes were identified, indicating that substantial capital savings can be achieved. A full review of the Feasibility Study is now scheduled to be completed in 2014.

A preliminary access road is planned for early 2014 to provide access to the project site and the surrounding exploration targets.

59

Stratoni

location	Chalkidiki Peninsula, northern Greece
ownership	95% through Hellas Gold S.A. (Hellas Gold) pursuant to a shareholders agreement with - AKTOR Investment Holding Limited (5%)
type of mine	underground mine
metal	lead, zinc, silver
in situ metals as of December 31, 2013*

proven and probable reserves: 6.3 million ounces Ag at 173 g/t; 74,000 tonnes Pb at 6.5%; 107,000 tonnes Zn at 9.4%

measured and indicated resources (incl. reserves from above): 8.7 million ounces Ag at 201 g/t; 102,000 tonnes Pb at 7.6%; 142,000 tonnes Zn at 10.6%

inferred resources of 2.7 million ounces Ag at 169 g/t, 31,000 tonnes Pb at 6.4%, 43,000 tonnes Zn at 8.8%.

Piavitsa inferred resources of 1.84 million ounces Au at 5.49 g/t, 16.7 million ounces Ag at 50 g/t.

average annual production: 2014 - 2017	11,100 tonnes Zn, 18,700 tonnes Pb, 860,000 ounces Ag.
employees	649 (including 169 contractors)
expected mine life	4 years, based on current proven and probable reserves

* Mineral reserves are included in the total of mineral resources

About the property

Stratoni is located in the Chalkidiki Peninsula, of the Central Macedonia Province in Northern Greece, approximately 100 km east of Thessaloniki, which is the second largest city in Greece.

Operations

Mining is a combination of transverse and longitudinal cut-and-fill methods with rock breaking by conventional drill and blast. Production in ore commences after the access crosscut reaches the footwall of the orebody, usually midway along its strike length. The stope development heading varies from 4.0 metres x 4.0 metres to 6.0 metres x 6.0 metres. This may be adjusted to allow for pinching and swelling of the ore zones. Ore is removed from the stope after blasting using load haul dump machines. The ore is tipped into the ore pass system alongside the main ramp or in the lower areas directly into the dump trucks. A loading bay is developed if logistically necessary. The stoped area is then barricaded and cemented tailings backfill is poured via 120 mm and 150 mm pipes from surface at a rate of approximately 40 cubic metres per hour. Tight fill is essential for safe operation in drift and fill mining.

Previous mining has generated considerable experience with the ground conditions and the rock mass’ physical and geotechnical characteristics. Support to the drives is on a 1.5 metres grid pattern utilising 2.1 metre Swellex bolts with additional shotcrete or steel arch support where required. Support to the slashed area is implemented as required.

The Stratoni concentrator plant is currently operating on a campaign basis, five days a week at a rate of approximately 50 tonnes/hour of run of mine (ROM) ore from the Mavres Petres mine. Lead, silver and zinc recoveries of 92%, 85% and 92%, respectively, are achieved. The grade of the bulk lead/silver concentrate is typically 72% Pb with approximately 1,600 g/t Ag; the zinc concentrate contains 50% Zn. The crushing facility is capable of crushing up to 750,000 dmt per annum and as a consequence is currently only operating for one third of the available time. The ore is dry-crushed to minus 12 mm size and is conveyed to a fine ore bin. Ore is then wet ground to 80% minus 200 microns in a conventional rod mill/ball mill circuit.

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The flotation scheme is operated in the differential mode. This means that lead is floated first and the zinc minerals are subsequently recovered from the lead circuit tailing. Standard reagents and pH control are used in the flotation circuit to achieve production of the two concentrates. Thickeners and disc filters are used to dewater lead and zinc concentrates. The lead and zinc concentrates are weighed and conveyed to storage sheds awaiting shipment to the smelter. Shipment occurs either through the loading facility at Stratoni port or via the Thessaloniki port. The Stratoni port can be used for materials being sold into the European Mediterranean market with the larger vessels using the alternate port.

The sludge from the water treatment plant is currently disposed with the fine flotation tailings in the Chevalier settling ponds as filter cake produced from a filter press commissioned by Hellas Gold in 2007. The combined capacity of the two lined tailings ponds is sufficient for the current LOM when using the filter presses.

The lead and zinc concentrates produced from Stratoni operations are sold pursuant to off-take agreements entered into in February 2013 for the sale of 30,000 wmt of lead concentrate and 64,000 wmt of zinc concentrate from March 2013 through August 2014 In addition, Hellas Gold agreed in April 2007 to sell to Silver Wheaton (Caymans) Ltd. all of the silver metal to be produced from ore extracted during the LOM within an area of some 7 km² around its zinc-lead-silver Mavres Petres mine, up to 15 million oz., or 20 million oz. if additional silver is processed through the current Stratoni mill from areas other than the current producing mine. Hellas Gold received an upfront cash payment of $57.5 million and receives an additional $3.90 per ounce of silver sold. The Company receives 90% of payment on shipment with the balance paid on final invoice.

LOM production and cost estimates

The current reserve of 1,134,000 tonnes of proven and probable ore at a grade of 173 g/t Ag, 6.5% Pb, 9.4% Zn is sufficient for four more years of operation. The process plant will treat from 180,000 to 250,000 tonnes of ore per year to produce an average of 861,000 oz Ag, 11,100 tonnes Pb and 18,700 tonnes Zn which equates to 15,400 dry tonnes of Pb concentrate and 37,400 dry tonnes of Zn concentrate.

Stratoni processed 225,000 tonnes of ore and produced 59,600 tonnes of lead/zinc concentrates during 2013. A total of 59,500 tonnes of lead/zinc concentrates were sold during that same period at an average price of $850 per tonne and average cash operating costs of $757 per tonne.

Forecast production for 2014 is approximately 56,900 tonnes of lead and zinc combined at an average cash cost of $700 to $760 per tonne. Capital costs for 2014 are expected to be $5 million.

The corporate income tax rate applicable to the profits of Stratoni is currently 26%.

61

Perama Hill

Development project

location	Thrace region, northern Greece
ownership	100% through Thracean Gold Mining, a wholly owned subsidiary of Eldorado Gold
type of mine	open pit
metal	gold
in situ metals as of December 31, 2013*

proven and probable reserves: 0.98 million ounces
Au at 3.13 g/t, 1.15 million ounces Ag at 4 g/t.

measured and indicated resources: 1.38 million ounces Au at 3.46 g/t, 3.2 million ounces Ag at 8 g/t inferred resources: 0.55 million ounces Au at 1.96 g/t, 1.86 million ounces Ag at 7 g/t.

average annual production	104,000 ounces
expected mine life	8 years, based on 2013 proven and probable reserves
employees	30 (including 1 contractor)
production	expected to commence mid 2016

* Mineral reserves are included in the total of mineral resources

Licenses, permits and royalties

Mining	Two mining titles cover 1,897.5 hectares; issued December 1999, expire December 2049. Can be extended for another 25 years.
Exploration	The two mining titles have in effect superseded the mining exploration licenses we had already obtained
Permits

We need the following permits:

•  environmental permit license: we received approval of the Preliminary Environmental
Impact Assessment (PEIA) in 2012;

•  the environmental impact assessment (Perama Hill EIA) application was submitted to the Minister of Environment in the second quarter of 2012;

•  mine operation license; and

•  construction and operator licenses.

We have determined our schedule by development based on the assumption we will recieve a positive finding on the environmental impact assessment in the first half of 2014.

Royalties	Based on recent Greek law changes, royalties will be applicable on active mining titles with retroactive effect to January 1, 2013. According to the new law, the level of royalties will be established through the issuance of a Joint Ministerial Decision

About the property

Perama Hill is in the Thrace region of northern Greece, in a rural area 25 km west-northwest of Alexandroupolis and 20 km south of Sappes.

Operations

Conventional open pit mining will be used at Perama Hill. The pit will operate one 8-hour shift 5 days per week. The crushing circuit will operate 16 hours per day, 7 days per week. The mining and crusher loading operation will not run 24 hours per day because of its proximity to the local village. The processing plant will operate 24 hours per day.

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The mine will use six 33 tonne trucks and two matching backhoes. A front-end loader would be used for the ore stockpile at the crusher. The process plant will use water from recycled sources, a local borehole as well as surface runoff where possible. The TMF will have a structural fill embankment and filtered tailings, and be close to the open pit. It will be lined with impermeable geosynthetic clay lining (GCL) and HDPE membrane.

Metallurgical test work, including studies of crushed composite drill core samples, has been carried out on hard and soft material, and on a composite representative of the ore. The results indicate that the material is all non-refractory and a standard CIL circuit can be used for gold extraction.

Based on this testing, Aker Solutions E&C Ltd. (now Jacobs Engineering) designed a three-stage crushing circuit followed by a single stage ball mill, operating in closed circuit with hydro cyclones as follows:

•	the crushing and grinding circuit will produce a product with 80% passing 75 microns (µm);
•	this will be thickened in a high-rate thickener before pre-aeration, and then leached to recover the gold;
•	the tailings will be detoxified using the INCO process;
•	carbon would be removed and the gold extracted by a split stream Anglo American Research Laboratories elution process; and
•	after detoxification, the tailings from the processing facility would be thickened and then filtered to remove any excess water. This material will be transported by truck and conveyor then placed in a lined tailings storage facility.

Production and cost estimates:

•	average production: 1.20 million tonnes of ore per year, plus 350,000 tonnes of waste and low-grade mineralized oxide less than cut-off grade material to be stockpiled;
•	average gold doré production: 104,000 ounces per year;
•	expected cash operating cost: $288 per ounce; and
•	capital costs: $220 million (including sustaining capital).

The corporate income tax rate for Greek companies is currently 26%.

Environment

We are in the process of obtaining an environmental permit license.

This process is initiated by submitting a PEIA to the Ministry of Environment (MOE), which acts as the lead agency in the permitting process. The MOE carries out a detailed review of the environmental impact study, coordinates input from the Ministries of Agriculture, Culture, Development, and Health, and manages a public consultation process that involves a series of public meetings. At the same time, the MOE establishes environmental terms of reference that define the environmental criteria the mine will operate under. Once these have been reviewed and finalized in an EIA, the MOE will approve the Perama Hill EIA, followed by approval from the five ministries.

In October 2000, Perama Hill’s PEIA was submitted to the MOE. Also in that year, petitions by third parties were filed against the MOE to annul the Pre-Approval Act, which established the framework for the Perama Hill EIA. On August 18, 2008 the 5th Session of the Conseil d’Etat accepted the petitions by third parties for annulment and invalidated the Pre-Approval Act, which invalidated the EIA.

In 2009, Eldorado Gold submitted a new PEIA under the amended Pre-Approval Act. This assessment describes the environment and the Perama Hill project, and includes an evaluation and assessment of the project’s environmental impacts (landscape and visual, soil, land cover, surface water and ground water). Approval for the PEIA was received from the MOE on February 21, 2012. This represented a major milestone in the permitting process as it marked the acceptance of the project by all ministries. The next step in the process is the approval of the Perama Hill EIA. This study addresses the terms of reference issued by the ministry arising from the PEIA review. Following approval of the Perama Hill EIA, a series of construction and operating related permits will be required to commence construction of and production at the mine.

63

Certej

Development project

location	Apuseni Mountains, Transylvania, Western Romania
ownership	80.50% through Deva Gold S.A. (Deva Gold), a joint venture with: Minvest S.A. (19.25%) a Romanian state-owned company; and a minor shareholder (0.25%)
type of mine	open pit
metal	gold, silver
in situ metal as of December 31, 2013*

proven and probable reserves: 2.46 million ounces Au at 1.63 g/t; 16.2 million ounces Ag at 11 g/t measured and indicated resources: 4.8 million ounces Au at 1.35 g/t; 31.8 million ounces Ag at 9 g/t inferred resources: 1.01 million ounces Au at 1.08 g/t; 5.27 million ounces Ag at 6 g/t

average annual production	137,000 ounces per annum
expected mine life	16 years, based on 2013 proven and probable reserves.
employees	179 currently in Romania

* Mineral reserves are included in the total of mineral resources

History

historic times	Gold mining at Certej dates back to the 18th century
pre-1970	Small-scale ad hoc mining around Certej
1970	Government mining company Minvest commenced mining of Bocsa base metal deposit 1 km east of Certej
1983	the Minvest-owned Certej mine took over the Baiaga-Hondol deposit, (the Central and West part of Certej), and exploration and pre-stripping work on the deposit continued
2000	European Goldfields (through their 80%-owned subsidiary Deva Gold) acquired stake in Certej concession
2002	Two years of surface and underground channel sampling and RC and diamond drilling culminated in an independent estimate of mineral resources by consultants RSG Global of Perth
2006	Minvest closed its mining and processing operations at the Coranda open pit and Certej village
2012	Eldorado Gold acquired the project via the acquisition of 9,700 m of drilling and increased the mineral resources estimated by 1.57 million ounces to 4.30 million ounces.

64

Licenses, permits and royalties

Licenses

Certej exploitation concession: covers 26.7 km2; granted for a period of 20 years, with an initial development-exploitation period of 5 years commencing on the day the concession was gazetted on January 25, 2000.

The Company currently holds, through Deva Gold, an exploitation license for the Baita-Craciunesti area.

The Company holds the following licenses through Deva SRL (100% Eldorado Gold).

Saliste - Hondol limestone exploitation license covers 7.4 km2

Muncel exploration license: 28.7 km2

Deva exploration license: 32.7 km2

BRAD exploration license: 72.4 km2

The Company is in the process of acquiring the land, through purchase and/or lease, which will contain the surface infrastructure associated with the mine

Permits

In March 2007, the Company submitted a technical feasibility study (TFS) to the Romanian government in support of a permit application to develop the project. The TFS was approved in July 2008 and a permit to mine the deposit subsequently granted

On July 5, 2012, the Environmental Permit for Certej was approved by the Timisoara Department of Environment. This permit allows the project to move forward with forestry permits and apply for a construction permit

In November 2013 the revised environmental permit was approved by the Environmental authorities

The limestone quarry also has a environmental permit (awarded in 2011) and a mining license approved.

Royalties	We will be required to pay a royalty of 6.0% on production of gold to the Romanian Government

About the property

Certej is located in the southern part of the Apuseni Mountains in central Romania, some 12km NNE of the regional town of Deva in Hunedoara County.

Operations

The deposit extends from surface and will be mined by open pit methods. The project as permitted would involve the mining and processing of 3.0 Mtpa of ore. This will be reviewed as part of the preparation of a prefeasibility study to be issued in 2014.

The currently permitted metallurgical process involves the production of a gold and silver-bearing concentrate utilizing conventional mineral processing technology followed by the production of gold and silver bullion in doré on site by means of the Albion process. The Albion process is a combination of ultra-fine grinding of the concentrate with oxidative leaching at atmospheric pressure. Due to poor performance of the method during confirmatory metallurgical testwork, pressure oxidation has been selected as a more efficient oxidation method.

Detailed technical and economic studies on Certej were submitted in March 2007, followed by a TFS which was approved in July 2008 by the National Agency for Mineral Resources. The TFS has been further updated to incorporate an optimisation of the tailings facility sites and additional mineral resources defined from additional drilling in 2012. The company will release the results of a prefeasibility study based on changes to the mineral resource, processing options and changes in gold price in 2014.

Production and cost estimates:

•	average production: 3 million tonnes of ore per year;
•	average gold doré production: 137,000 ounces per year;
•	expected cash operating cost: $599 per ounce; and
•	capital costs: $ 798 million (including sustaining capital).

The corporate income tax rate for Romanian companies is currently 16%

65

Environment

An environmental impact statement (Certej EIS) was produced in 2007 in accordance with the provisions of the Order of the Ministry of Environment and Water Administration No. 863/2002. The Certej EIS was produced by a consortium of Romanian certified consulting companies and institutes coordinated by the University from Cluj which prepared separate reports for the individual sections of the EIS. The study was prepared in accordance with the Romanian and EU Directives. The study shows the project was designed to respect the best available technologies for this type of deposit. The study considered a baseline study showing the initial conditions from the environmental and social point of view, the impact of the proposed project on all the environmental and social factors, and the mitigation measures. The Certej EIS was compiled and submitted to the Romanian authorities in August 2010. On July 5, 2012, the Environmental Permit for Certej was granted in compliance with all Romanian legislation and European Union regulations.

66

Sappes Gold Project 2014

Development project

location	Thrace region, northern Greece
ownership	100% through the acquisition of Glory Resources, a wholly owned subsidiary of Eldorado Gold
type of mine	open pit & underground
metal	Gold, with some silver and copper
in situ metals as of December 31, 2013*	JORC Proven and Probable Reserves of 1.3 Mt at 15.1 g/t Au for 637,000 Oz. JORC Measured and Indicated resources of 830,000 ounces Au at 9.8 g/t Au,
average annual production	To be determined
expected mine life	To be determined
employees	8
production	Date of production to be determined.

* Sappes mineral reserves are not included in the Company’s Mineral Reserves and Mineral Resource table. Eldorado intends to review the methodology used in preparing the mineral reserve and mineral resource of the Sappes Project and update as appropriate. There is no assurance that the mineral reserve and mineral resource for the Sappes Project will not change.

Licenses, permits and royalties

Mining	Sappes Mine Lease Contract No 850/1993 signed with the Greek Government in 1993, of a 30-year duration expiring in 2023. The Lease area is 20.11 km2. Can be extended following approval by the Government. .
Exploration	Pending three (3) mining exploration licenses
Permits	The Preliminary Environmental Impact Assessment (PEIA) has been approved on July 13, 2012 by the Ministry of Environment (MoE). Following receipt of that document, Glory filed with the MoE the full EIA for the Project on December 12, 2012.
Royalties	Based on recent Greek law changes, royalties will be applicable on active mining titles with retroactive effect to January 1, 2013. According to the new law, the level of royalties will be established through the issuance of a Joint Ministerial Decision

About the property

The Sappes Gold Project is located approximately 2 km east of the village of Sappes in north Eastern Greece. The project is also 14 km from Eldorado Gold’s Perama Hill Property. Sappes has a population of approximately 9,500 (2001 census). The regional capital is Komotini which lies approximately 35 km north west of Sappes. The project is located approximately 60 km west of the Turkish border and approximately 35 km south of the Bulgarian border.

67

Operations

The project was acquired in 2014 through Eldorado’s acquisition of Glory Resources Limited. The following information is based on information provided by Glory Resources (Limited) and the previous owner’s Cape Lambert Resources (Limited).

The project is currently based around mining a small, underground high-grade epithermal gold deposit called ‘Viper’ along with a lower grade surface deposit called St Demetrious. The Viper deposit would be accessed by a decline and ore would be hauled by articulated low profile dump trucks to the process plant. The St Demetrious deposit will be mined by conventional open pit mining methods. This ore will also be hauled to the process plant and then mixed with the Viper ore.

Ore will be crushed and ground before passing through a gravity circuit and on to a copper flotation plant producing a copper / gold concentrate for sale. The copper / gold concentrate is expected to assay approximately 18% Copper and 1,000 g/t gold. The gravity circuit will be smelted on site to produce gold doré.

Approximately 40% of the tailings will be classified, mixed with cement and relocated underground as backfill. The remaining tailings will be pumped to a dedicated Tailings Management Facility (TMF), designed to provide safe storage within statutory limits.

Production and cost estimates

•	average production: 200,000 tonnes of ore per year from a combination of open-pit and underground mining; and
•	average gold production into doré and concentrate: 80,000 ounces per year of gold and 40,000 ounces of silver. There will also be approximately 500 tonnes of copper produced.

The corporate income tax rate for Greek companies is currently 26%.

Environment

We are in the process of obtaining the preliminary environmental impact license.

Glory Resources submitted the PEIA to the Ministry of Environment (MOE), which acts as the lead agency in the permitting process. The MOE carries out a detailed review of the environmental impact study, coordinates input from the Ministries of Agriculture, Culture, Development, and Health, and manages a public consultation process that involves a series of public meetings. At the same time, the MOE establishes environmental terms of reference that define the environmental criteria the mine will operate under. Once these have been reviewed and finalized then, a complete EIA incorporating the comments and instructions as stated by the MoE, will be prepared by Eldorado Gold and filed with the MoE. Finally, the MOE approves the Sappes EIA.

68

Mineral reserves and resources

Year End 2013 Mineral Reserve and Mineral Resource Tabulations

The tables below show Eldorado Gold mineral reserves and mineral resources as of December 31, 2013. Mineral reserves are included in the mineral resources and both are reported on a total project basis. Cut-off grades are noted at the bottom of the respective tables. The Olympias mineral reserves and mineral resources include 1.855 million tonnes of economically recoverable old tailings that grade 3.4 g/t Au. These are added into the gold Proven reserve and Measured resource categories, respectively. New reserves have been estimated for Certej and Olympias.

Table 1: Eldorado Gold Mineral Reserves, as of December 31, 2013
Project (Our Interest)	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven and Probable			Estimated Metallurgical recovery
GOLD	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Certej ( 80%)	20,441	1.91	1,255	26,543	1.41	1,203	46,984	1.63	2,458	87.4%
Eastern Dragon (95%)[2]	837	11.07	297	2,253	6.46	467	3,090	7.71	764	95%
Efemcukuru (100%)	1,321	9.63	409	3,490	6.92	777	4,811	7.67	1,186	89%
Jinfeng (82%)	5,715	4.12	758	9,882	3.85	1,222	15,597	3.95	1,980	85%
Kisladag (100%)	86,915.86		2,402	344,584	0.64	7,145	431,499.69		9,547	76% oxide 60% sulphide
Olympias (95%)	6,706	7.2	1,552	11,236	7.54	2,724	17,942	7.41	4,276	85%
Perama (100%)	2,477	4.44	354	7,220	2.68	621	9,697	3.13	975	90%
Skouries (95%)	68,762.87		1,928	81,311.67		1,752	150,073.76		3,680	84%
Tanjianshan (90%)	3,118	3.06	307	1,128	2.84	103	4,246	3.00	410	80%
Tocantinzinho (100%)	17,735	1.39	792	31,315	1.17	1,183	49,050	1.25	1,975	89.6%
White Mountain (95%)	4,320	2.56	355	1,327	2.87	122	5,647	2.63	477	82%
TOTAL GOLD	218,347	1.48	10,409	520,289	1.04	17,319	738,636	1.17	27,728
SILVER	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Certej (80%)	20,441	10	6,283	26,543	12	9,967	46,984	11	16,250	80%
Eastern Dragon (95%)[2]	837	81	2,178	2,253	67	4,848	3,090	71	7,026	80%
Olympias (95%)	4,851	124	19,339	11,236	130	46,962	16,087	128	66,301	83%
Perama (100%)	2,477	3	254	7,220	4	897	9,697	4	1,151	60%
Stratoni (95%)	763	172	4,219	371	176	2,099	1,134	173	6,318	83%
TOTAL SILVER	29,369	34	32,273	47,623	42	64,773	76,992	39	97,046

69

Project (Our Interest)	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven and Probable			Estimated Metallurgical recovery
COPPER	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Skouries (95%)	68,762	0.53	362	81,311	0.50	405	150,073	0.51	767	90%
TOTAL COPPER	68,762	0.53	362	81,311	0.50	405	150,073	0.51	767
LEAD	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias (95%)	4,851	4.1	199	11,236	4.4	494	16,087	4.3	693	82%
Stratoni (95%)	763	6.5	50	371	6.5	24	1,134	6.5	74	92%
TOTAL LEAD	5,614	4.4	249	11,607	4.5	518	17,221	4.5	767
ZINC	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias (95%)	4,851	5.1	247	11,236	6.0	674	16,087	5.7	921	91%
Stratoni (95%)	763	9.4	72	371	9.5	35	1,134	9.4	107	92%
TOTAL ZINC	5,614	5.7	319	11,607	6.1	709	17,221	6.0	1,028
IRON	Tonnes	Fe		Tonnes	Fe		Tonnes	Fe
	(x1000)%			(x1000)%			(x1000)%
Vila Nova (100%)	2,640	59.3		6,605	58.5		9,245	58.7		86%
TOTAL IRON	2,640	59.3		6,605	58.5		9,245	58.7

1 Mineral reserve cut-off grades (gold g/t): Eastern Dragon: 1.0 g/t open pit, 1.7 g/t underground; Efemcukuru: 3.5 g/t; Jinfeng: 0.9 g/t open pit, 2.3 g/t underground; Kisladag: 0.20 g/t oxide, 0.31 g/t sulphide; Perama: 0.8 g/t; Tanjianshan: 1.6 g/t JLG sulphide, 1.3 g/t JLG oxide/transition, 1.5 g/t 323 Pit; Tocantinzinho: 0.49 g/t sulphide, 0.43 g/t oxide; and White Mountain: 1.5 g/t. For Skouries a $10.00 NSR cut-off was use for the open pit and $24.87 NSR for the underground reserves. and for Olympias a $76.00 NSR cut-off was implemented. The cut-off grade for Stratoni is based on a 16.85% Zn Equivalent grade (=Zn%+Pb%*1.48+Ag%*159) whereas the cut-off for Certej is based on a 0.90 g/t Au Equivalent grade (=Au(g/t)+Ag(g/t)*0.00811).

2 Effective March 24,2014 CDH Fund II acquired a 21.05% interest in Sino Gold Tenya (HK) Limited which indirectly holds the Eastern Dragon Project. CDH now holds 20% of the Eastern Dragon Project.

3 Sappes mineral reserves are not included in the Company’s Mineral Reserves and Mineral Resource table

70

Table 2: Eldorado Gold Mineral Resources as of December 31, 2013
Project (Our Interest)	Measured Resources			Indicated Resources			Total Measured and Indicated			Inferred Resources
Gold	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Certej (80%)	25,680	1.75	1,448	85,435	1.23	3,368	111,115	1.35	4,816	29,002	1.08	1,010
Eastern Dragon (95%)[2]	800	12.48	322	2,700	6.04	530	3,500	7.50	852	2,200	2.67	190
Efemcukuru (100%)	1,645	9.70	513	3,971	7.96	1,017	5,616	8.47	1,530	5,418	5.03	876
Jinfeng (82%)	9,798	3.93	1,238	15,368	3.50	1,729	25,166	3.67	2,967	10,493	2.98	1,006
Kisladag (100%)	89,954	0.84	2,432	458,085	0.59	8,616	548,039	0.63	11,048	379,725	0.40	4,908
Olympias (95%)	6,319	8.04	1,633	10,644	8.55	2,926	16,963	8.36	4,559	3,955	8.34	1,060
Perama (100%)	3,064	4.30	424	9,375	3.18	958	12,439	3.46	1,382	8,766	1.96	554
Piavitsa (95%)				0	0.00	0	0	0.00	0	10,410	5.49	1,839
Skouries (95%)	99,135	0.80	2,552	184,493	0.49	2,853	283,628	0.60	5,405	168,063	0.31	1,673
Tanjianshan (90%)	4,006	2.79	358	3,622	2.86	333	7,628	2.82	691	3,185	3.65	375
Tocantinzinho (100%)	19,777	1.29	820	50,457	0.97	1,574	70,234	1.06	2,394	6,950	0.66	147
White Mountain (95%)	4,371	3.42	480	2,931	3.12	294	7,302	3.30	774	2,883	6.44	597
TOTAL GOLD	264,549	1.44	12,220	827,081	0.91	24,198	1,091,630	1.04	36,418	631,050	0.70	14,235
Silver	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Certej (80%)	25,680	9	7,150	85,435	9	24,611	111,115	9	31,761	29,002	6	5,268
Eastern Dragon (95%)	800	91	2,400	2,700	67	5,900	3,500	73	8,300	2,200	20	1,500
Olympias (95%)	4,464	142	20,380	10,644	147	50,305	15,108	146	70,685	3,955	118	15,050
Perama (100%)	3,064	3	335	9,375	9	2,833	12,439	8	3,168	8,766	7	1,860
Piavitsa (95%)				0	0	0	0	0	0	10,410	50	16,721
Stratoni (95%)	837	197	5,301	507	207	3,374	1,344	201	8,675	490	169	2,662
TOTAL SILVER	34,845	32	35,566	108,661	25	87,023	143,506	27	122,589	54,823	24	43,061
Copper	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Skouries (95%)	99,135	0.49	484	184,493	0.41	750	283,628	0.43	1,234	168,063	0.34	575
TOTAL COPPER	99,135	0.49	484	184,493	0.41	750	283,628	0.43	1,234	168,063	0.34	575

71

Project (Our Interest)	Measured Resources			Indicated Resources			Total Measured and Indicated			Inferred Resources
Lead	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias (95%)	4,464	4.7	210	10,644	5.0	532	15,108	4.9	742	3,955	3.9	153
Stratoni (95%)	837	7.5	63	507	7.7	39	1,344	7.6	102	490	6.4	31
TOTAL LEAD	5,301	5.1	273	11,151	5.1	571	16,452	5.1	844	4,445	4.1	184
Zinc	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias (95%)	4,464	5.8	259	10,644	6.8	724	15,108	6.5	983	3,955	4.3	171
Stratoni (95%)	837	10.5	88	507	10.7	54	1,344	10.6	142	490	8.8	43
TOTAL ZINC	5,301	6.5	347	11,151	7.0	778	16,452	6.8	1,125	4,445	4.8	214
Iron	Tonnes	Fe		Tonnes	Fe		Tonnes	Fe		Tonnes	Fe
	(x1000)%			(x1000)%			(x1000)%			(x1000)%
Vila Nova (100%)	2,851	59.3		11,115	58.5		13,966	58.7		10,323	59.8
TOTAL IRON	2,851	59.3		11,115	58.5		13,966	58.7		10,323	59.8

1 Mineral resource cut-off grades (gold g/t): Certej: 0.7 g/t; Eastern Dragon: 1.0 g/t; ; Efemcukuru: 2.5 g/t; Jinfeng: 0.7 g/t open pit, 2.0 g/t underground; Kisladag: 0.25 g/t; Perama: 0.5 g/t; Tanjianshan: 1.0 g/t; Tocantinzinho: 0.3 g/t; White Mountain: 1.0 g/t and Piavitsa: 4.0 g/t. Cut-off for Skouries is 0.20 g/t Au Equivalent grade open pit and 0.60 Au Equivalent grade underground where the Au Equivalent grade = (Au g/t + 1.6*Cu %). Resource cut-offs for Olympias and Stratoni are geology based due to the sharpness of the mineralized contacts and the high grade nature of the mineralization.

2 Effective March 24,2014 CDH Fund II acquired a 21.05% interest in Sino Gold Tenya (HK) Limited which indirectly holds the Eastern Dragon Project. CDH now holds 20% of the Eastern Dragon Project.

3 Sappes mineral resources and reserves are not included in the Company’s Mineral Reserves and Mineral Resource table

72

General notes on the tabulated mineral reserves and mineral resources

Mineral reserves and resources are reported on a 100% basis for each property and where applicable, are calculated to end of 2013 mining limits. Except as described in this AIF, there are no known environmental, permitting, legal, taxation, political or other relevant issues that would materially affect the estimates of the mineral reserves and mineral resources. Estimates of mineral resources include mineral reserves.

Grade estimates for the mineral resources are based almost entirely on diamond drill hole samples. Sampling and analyses of these samples are governed by company-wide protocols to provide consistent and quality results. Analysis for gold, silver, copper, lead and zinc were almost all done on sawn half core samples using fire assay, AA and ICP analytical methods. These analyses and the proceeding preparation are strictly controlled by the Eldorado Gold’s Quality Assurance / Quality Control programs. These include standard reference materials, blank and duplicate samples that are regularly inserted prior to shipment from the preparation site. Results are used to monitor and control the quality of the assay data and only data that pass the thresholds set up in these programs are used in the our resource estimates.

Except as otherwise described herein, the mineral reserve estimates incorporate adequate factors for ore loss and waste dilution. The reserves are based on the following price assumptions:

Gold	$1,250/oz	Efemcukuru, Jinfeng, Kisladag, Perama Hill, Skouries open pit, Tanjianshan, White Mountain, Olympias, Certej
	$1,000	Eastern Dragon, Skouries underground and Tocantinzinho
Silver	$16.50/oz	Eastern Dragon, Certej
Copper	$3.00/lb	Skouries
Lead	$2,100/t	Olympias, Stratoni
Zinc	$1,900/t	Olympias, Stratoni

Resource classification into Measured, Indicated and Inferred mineral resources and reserve classification into Proven and Probable mineral reserves used logic consistent with the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (you can find the definitions at www.cim.org), and in accordance to the disclosures requirements with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101), developed by the Canadian Securities Administrators.

Understanding mineral reserve and mineral resource classification

A mineral reserve is the part of a measured or indicated mineral resource that can be economically mined, demonstrated by at least a preliminary feasibility study that includes adequate information about mining, processing, metallurgical, economic and other relevant factors that demonstrate (at the time of reporting) that economic extraction can be justified.

Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are classified into measured, indicated and inferred. Inferred mineral resources are not known with the same degree of certainty as measured and indicated resources and do not have demonstrated economic viability.

Mineral resources that have not already been classified as mineral reserves do not have demonstrated economic viability, and there can be no assurance that they will ultimately be converted into mineral reserves. Consequently, these mineral resources are of a higher risk than mineral reserves.

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Understanding estimates

Estimating mineral reserves and resources is a subjective process. Accuracy depends on the quantity and quality of available data and assumptions and judgments made when interpreting it, which may prove to be unreliable.

The cut-off grades for the deposits are based on our assumptions for plant recovery, gold value, mining dilution and recovery, and our estimates for operating and capital costs. We may have to recalculate our estimated mineral reserves and resources based on actual production or the results of exploration.

Fluctuations in the price of gold, production costs or recovery rates can make it unprofitable for us to operate or develop a particular property for a period of time. See page 1 for information about forward-looking information, and page 103 for a discussion of our risk factors.

Qualified persons under NI 43-101

•	Richard Miller, P.Eng., Manager Mining, Eldorado Gold, is responsible for the Kisladag, Tanjianshan, Tocantinzinho, Vila Nova Iron, Jinfeng open pit, Perama, Certej and Skouries open pit reserves;
•	Doug Jones, (Registered Member - SME), Senior Vice President, Operations for Eldorado Gold, is responsible for the Jinfeng underground, White Mountain, Eastern Dragon, Olympias, and Stratoni reserves
•	Norm Pitcher, P.Geo, President, Eldorado Gold, is responsible for the, Efemcukuru, and, Skouries underground reserves; and
•	Stephen Juras, Ph.D., P.Geo., Director, Technical Services, Eldorado Gold, is responsible for all of the Company’s mineral resources.

Important information for US investors

You will not be able to compare the mineral reserve and resources information in this AIF with similar information from US companies.

The United States Securities & Exchange Commission (SEC) defines a mineral reserve as the part of a mineral deposit that can be economically and legally extracted or produced. It does not recognize the terms measured, indicated and inferred mineral resources (mining terms under NI 43-101), and does not accept them in reports and registration statements.

You should not assume that:

•	the mineral reserves defined in this AIF qualify as reserves under SEC standards;
•	the measured and indicated mineral resources in this AIF will ever be converted to reserves; and
•	the inferred mineral resources in this AIF are economically mineable, or will ever be upgraded to a higher category.
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Reconciliation

The table below reconciles our mineral reserves in projects where production has occurred, taking into account production in 2013 (and earlier if applicable).

Gold	Mineral reserves			Mined and Processed in 2013			Other changes in 2013			Mineral reserves
	Dec. 31, 2012									Dec. 31, 2013
	tonnes (000)	grade g/t	oz (000)	tonnes (000)	grade g/t	oz (000)	tonnes (000)	grade g/t	oz (000)	tonnes (000)	grade g/t	oz (000)

Kisladag	447,610	0.70	10,061	13,297	1.12	479	-2,814	0.39	-35	431,499	0.69	9,547
Tanjianshan	4,661	2.95	440	1,064	3.47	119	649	4.27	89	4,246	3.00	410
Jinfeng	16,634	3.79	2,025	1,413	3.24	147	376	8.44	102	15,597	3.95	1,980
White Mountain	5,410	3.21	558	810	3.39	88	1,047	0.21	7	5,647	2.63	477
Efemcukuru	5,201	7.77	1,297	414	8.87	118	24	9.07	7	4,811	7.67	1,186

Iron	Mineral reserves		Mined and Processed in 2013		Other changes in 2013		Mineral reserves
	Dec. 31, 2012						Dec. 31, 2013
	tonnes (000)	grade	tonnes (000)	grade	tonnes (000)	grade	tonnes (000)	grade

Vila Nova	9,750	58.8 % Fe	812	59.9 % Fe	307	58.7 % Fe	9,245	58.7 % Fe

Ag-Pb-Zn	Mineral reserves				Mined and Processed in 2013				Other changes in 2013				Mineral reserves
	Dec. 31, 2012												Dec. 31, 2013
	tonnes (000)	Ag g/t	Pb %	Zn %	tonnes (000)	Ag g/t	Pb %	Zn %	tonnes (000)	Ag g/t	Pb %	Zn %	tonnes (000)	Ag g/t	Pb %	Zn %

Stratoni	896	184	6.9	11.5	225	161	6.3	10.0	463	146	5.6	5.6	1,134	173	6.5	9.4

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Additional Notes to the Eldorado Gold mineral reserve and resource estimates

Kisladag

Grade Modeling
- used 3D models: lithology models, alteration model, and mineralized or grade shapes
- 3D mineralized envelopes, or shells, based on initial outlines derived using Probability Assisted Constrained Kriging (PACK), constrained gold grade interpolation
- used a threshold value of 0.20 g/t Au
- assays were composited into 5 meter downhole composites
- data analyses demonstrated that the lithologic units within the gold mineralized shell should be treated as separate domains
- grades for blocks estimated with a hard boundary between them
- distributions do not indicate a problem with extreme gold grades for gold
- grades were interpreted by ordinary kriging using a two-pass approach: the first pass required values from a minimum of two holes to interpolate a model grade value
- the model was validated by visual inspection, checks for bias and for appropriate grade smoothing

Mining
- open pit
- designed using Gemcom GEMS software based on a 10 metre bench height with double benching for most pit walls
- design based on an optimization using Whittle software
- berm width, face angle and bench stack heights vary by sector and rock quality with range of overall pit slope angles lying between 41 and 46.5 degrees
- block model contains expected dilution
- the pit will extend down to a bottom elevation of 370 metres above mean sea level

Efemcukuru

Grade Modelling
- create mineralized or grade shapes using new data from the infill drill program and revised structural interpretations of the Kestane Beleni Vein system
- 3D shapes based on approximately a 1.5 g/t Au grade threshold and general vein geometry
- threshold value was chosen by inspection of statistical charts, and further supported by indicator variography. Areas of narrow or absent above threshold mineralization were included by using a minimum 2 metre interval rule
- extreme grades were examined for gold mainly by histogram and cumulative distribution plots
- very high grade outlier assays in the south and middle ore shoots were given a high end cap grade of 200 g/t Au. A 40 g/t Au limit was imposed on north ore shoot assays
- an outlier restriction of 35 g/t Au for the south ore shoot and 70 g/t Au for the middle ore shoot (half the original search ranges) prevented over-extrapolation of high grades in areas of less dense drill coverage
- assays were composited into 1 meter downhole composites
- grades were interpolated by ordinary kriging using a two-pass approach: the first pass required values from at least two holes to interpolate a model grade value
- the model was validated by visual inspection, checks for bias and for appropriate grade smoothing

Mining
- underground with ramp access
- primary stoping methods: cut and fill, drift and fill
- mine plan will extract 96% of the ore with 20% waste dilution
- spiral footwall ramps in each of the middle and south ore shoots provide access ore is be hauled by truck to a central ore pass system above the underground crusher before being taken to the surface by conveyor
- Paste backfill is used to fill mined areas

Tanjianshan

Grade Modelling
- Jinlonggou block model includes several fault surfaces and mineralized shapes that constrain and control gold grade interpolation
- 3D mineralized envelopes, or shells, based on initial outlines derived by Probability Assisted Constrained Kriging (PACK)
- used a threshold value of 0.70 g/t Au
- assays composited into 2 meter downhole composites
- data analyses demonstrated that regions of Jinlonggou bounded by the various steeply dipping crossing structures should be treated as separate domains
- grades for blocks within the respective domains were estimated with a hard boundary between them
- the analyses also showed that the distributions suffer from exposure to extreme gold values. Capping grades to assay data were derived by domain, and ranged from 20 to 30 g/t Au.
- grades were interpolated with ordinary kriging using a two-pass approach: the first pass required values from at least two holes to interpolate a model grade value
- the model was validated by visual inspection, checks for bias and for appropriate grade smoothing

Mining
- open pit
- designed using Mine Sight software based on a 5 metre bench height with double benching for most pit walls
- design based on an optimization using Whittle software
- berm width and bench stack heights vary by sector; face angle is 70°
- block model contains expected dilution
- the pit will extend down to a bottom elevation of 3,320 metres above mean sea level

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Jinfeng

Grade Modelling

- used a revised structural geology model to guide and
- control the grade model
- 3D mineralized envelopes, or shells , based on initial outlines derived using Probability Assisted Constrained Kriging (PACK), constrained gold grade interpolation within the structural permissive zone model
- used a threshold value of 0.40 g/t Au
- assays composited into 2.5 metre downhole composites
- the data analyses demonstrated that the F3/F2 and F6 structural domains within the gold mineralization shell should be treated separately
- A grade cap of 30 g/t Au was implemented in the assay data to reduce the influence of extreme gold grades on the model
- grades were interpolated with ordinary kriging using a two-pass approach: the first pass required values from at least two holes to interpolate a model grade value
- the model was validated by visual inspection, checks for bias and for appropriate grade smoothing

Mining

- open pit and underground by ramp access
- designed using Surpac software based on 5 metres high benches with a flitch height of 2.5 metres
- design based on an optimization using Whittle software
- berm width, face angle and bench stack heights vary by sector and rock quality
- open pit designed using 100% mining recovery and 5% dilution
- the pit will extend down to a bottom elevation of 450 metres above mean sea level
- underground mining uses overhand cut and fill practices
- minimum mining block is 5m high x 5m across x 20m long
- estimated using 95% mining recovery and 5% dilution
- sub-paste backfill is used to fill mined areas

White Mountain

Grade Modelling

- used three geological domains within the main fault breccia zone to control the interpolation
- the shallowly dipping South and North domains and the steeply dipping Central domain were modeled in 3D by creating interpreted gold grade shells (0.8 to 1.0 g/t thresholds)
- the assays were composited into 2 meter downhole composites
- the fault breccia unit forms a hard boundary for gold mineralization, but mineralization between the three internal domains is continuous, so the selection of composites was not restricted by domain
- a 40 g/t cap grade was applied to reduce the influence of extreme gold grades on the model, resulting in about a 6% reduction in gold metal content
- grades were interpolated using ordinary kriging
- the gold estimate was validated by visual inspection of drill data in sections and plans, checks for bias and for appropriate grade smoothing

Mining

- underground
- uses sub-level long hole stoping
- average mining block is 30 metres high, 20 metres wide, and 10 to 50 metres long
- ore recovery ranges from 91 to 95% with a 5 to 14% waste rock dilution factor.
- tonnage is factored by 95% to account for karstic cavities
- cemented hydraulic back fill is used in mined areas

Eastern Dragon

Grade Modelling

- used 3D lode models (#5 and an eastern splay)
- drillhole data was prepared as full seam composites containing the true thickness, length averaged values for gold and silver, and gold and silver accumulations (product of grade and thickness)
- data analysis showed only limited samples required a top cut (no top cutting was done for silver)
- a grade cap of 250 g/t gold was applied to assay data before compositing
- grades were interpolated using ordinary kriging in two dimensions, in 25 metre x 25 metre blocks
- interpolation used a two-pass approach: the first pass required four values to interpolate a model grade value
- the model was validated by visual inspection and checks for bias

Mining

- open pit and underground with ramp access
- pit design was constrained by the need to minimize land use in this remote forested region, and by the possible need to use some of the available land as the operation's tailings impoundment facility underground
- open pit plans include 5% ore loss and 10% dilution
- underground will have benching as the main method of extraction using 15 metre spaced sub-levels
- the underground mine design incorporates 15% dilution and 5% ore loss

Vila Nova

Grade Modelling

- resource work defined the quantity, quality, and classification of the iron ores
- the deposit was divided into 5 domains: Lagos, Bacabal North, Bacabal South (along the N-S trending limb), CP (the folded nose area) and Bacabal West (along the E-W limb)
- 3-D models were created according to lithology
- the lower grade/quality itabirite and iron crust materials were treated as waste rock and modelled separately
- assay data were composited into 5 meter lengths, honouring the ore type domains
- grade models were estimated for Fe%, SiO2%, Al2O3%, and P% and were estimated by ordinary kriging
- blocks and composites were matched on estimation domain
- the model was validated by visual inspection and checks for bias

Mining

- open pit
- design was based on the results of an optimization using MineSight software
- two operational pits (Lagos Final Pit and Bacabal Final Pit) were created. Mining bench height will be 10 metres with an overall slope angle of 35°
- design considered demonstrated product recoveries from actual production and current market conditions

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- Two ore products are to be produced from crushing and screening: lump and sinter fines

Tocantinzinho

Grade Modeling

- 3D mineralized envelopes, or shells, based on initial outlines derived using Probability Assisted Constrained Kriging (PACK), constrained the gold grade interpolation.
- threshold grade was 0.20 g/t gold
- Assays composited into 4 meter downhole composites
- a 25 g/t cap grade was applied to reduce the influence of extreme gold grades on the model, resulting in about a 2% reduction in gold metal content
- gold grades were interpolated by ordinary kriging using a two-pass approach: the first pass required values from at least two holes to interpolate a model grade value
- the model was validated by visual inspection, checks for bias and for appropriate grade smoothing.

Mining

- open pit
- 3-phase pit sequence was designed based on optimized pit shells based on results of optimization using Whittle software
- mining selectivity based on 10x10 metres blocks in plan and a 5 metres face
- inter-ramp slope angles varied per sector and rock type - values range from 36.5 to 49 degrees
- no ore loss or dilution was applied (block model contains expected dilution)
- the final pit depth is 345 metres below surface
- mining fleet size was based on the haulage distances for ore and waste and net utilization factors that account for tropical weather conditions

Perama Hill

Grade Modelling

- made 3D geologic models for key features
- gold oxide mineralization was defined by a grade shell using a 0.6 g/t Au cut-off grade, which preserves the mineralization continuity and includes all potentially economic mineralization
- a cap grade of 30 g/t Au was applied to assay data before compositing
- assays composited into 2 meter downhole composites
- gold grades were interpolated by ordinary kriging
- silver grades were interpolated by inverse distance squared
- the model was validated by visual inspection and checks for bias
- a separate mineral resource estimate on the nearby Perama South deposit was classified entirely as inferred mineral resources, using polygonal methods

Mining

- open pit
- designed using Gemcom software based on a 5 meter bench height with double benching for most pit walls
- design was based on an optimization using Whittle software
- pit extends from the top of Perama Hill (at 248 metres), to the pit floor (at 125 metres)
- the pit design is derived using an overall slope angle in the range of 32 to 37.5 degrees
- the pit shell is designed to exclude any material within 500 metres of Perama village

Certej

Grade Modelling

- incorporated data from 360- diamond drill holes, 192 RC holes and 330 underground channel samples plus data from 123 newer diamond drill holes drilled in 2013
- 3D mineralized envelopes, or shells, based on initial outlines derived using Probability Assisted Constrained Kriging (PACK), constrained gold grade interpolation.
- Used a threshold gold grade of 0.20 g/t.
- Assays composited into 3 meter downhole composites
- a 70 g/t cap grade was applied to assay data to reduce the influence of extreme gold grades on the model whereas a 600 g/t cap grade was implemented for Ag. This resulted in about a 3% and 1% reduction in gold and silver metal contents, respectively
- gold and silver grades were interpolated by ordinary kriging using a two-pass approach: the first pass required values from at least two holes to interpolate a model grade value
- the model was validated by visual inspection, checks for bias and for appropriate grade smoothing

Mining

- open pit
- designed using Mine Sight software based on a 5 metre bench height
- design based on an optimization using Mine Sight software
- pit slopes vary by sector and lithology with inter-ramp angles ranging from 29° in overburden to 49° in andesite
- block model contains expected dilution
- the pit will extend down to a bottom elevation of 340 metres above mean sea level

Skouries

Grade Modeling

- 3D mineralized envelopes, or shells, based on initial outlines derived using Probability Assisted Constrained Kriging (PACK), constrained the gold and copper grade interpolations.
- threshold grades were 0.10 g/t gold and 0.10% copper.
- Assays composited into 4 meter downhole composites
- Cap grades of 6% and 20 g/t were applied to copper and gold assay data, respectively, to reduce the influence of extreme grades on the model.
- Copper and gold grades were interpolated by ordinary kriging using a two-pass approach: the first pass required values from at least two holes to interpolate a model grade value
- the model was validated by visual inspection, checks for bias and for appropriate grade smoothing

Mining

- open pit and underground
- pit designed based on nominal 5 meters high benches with drilling and blasting done on 10 meter benches
- pit design based on an optimization using Mine Sight software
- pit will be circular in shape, with the highest pit wall approximately 250 meters in height. Pit floor elevation is at 420 m elevation.
- pit slope angles vary from 40 and 44 degrees.
- underground mining will be sublevel open stoping (SLOS) with ramp access and a production shaft

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- average stope will be 15 m wide by 25 m high by 80 to 100 m long
- stopes will be backfilled with cemented tailings
- 3.5% dilution and 5% ore loss is assumed for the underground production whereas pit production assumes no dilution (contained in block model) and no ore loss

Olympias

Grade Modeling

- data comprised over 760 diamond drill holes of which over 80% were relogged to enable a revised interpretation of the mineralization
- the revised interpretation consisted of creating lenses, in 3-D, of the total massive sulphide mineralization and, as a sub-domain within those lenses, a gold-arsenopyrite zone
- assays composited into 1 meter downhole composites
- gold, silver, lead, and zinc, grades were interpolated by ordinary kriging
- grades for blocks within the respective domains were estimated with a hard boundary between them
- the model was validated by visual inspection, checks for bias and for appropriate grade smoothing

Mining

- underground with ramp access
- method will be longitudinal or transverse drift and fill
- stope development heading size will be 5m by 5m
- stope design incorporates 15% -18% dilution and 5% - 10% ore loss
- cemented hydraulic back fill will be used in mined areas

Stratoni

Grade Modeling

- 3D models based on interpreted geology
- assays were composited into 2 meter composites
- Ag, Pb and Zn were interpolated by kriging methods using a two pass approach with the first pass emulating a multiple hole approach
- the model was validated by visual inspection and reconciliation to production

Mining

- underground with ramp access
- method is longitudinal or transverse drift and fill
- stope development heading size is 4m by 4m
- stope design incorporates 12% dilution and no ore loss
- cemented hydraulic back fill is used in mined areas

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Risk factors in our business

We face a number of risks and uncertainties in our business. Several of them can have a material and adverse effect on our operations and the value of our securities, and we discuss them in this next section.

Financial risks .............................................................	81
Business and operational risks .....................................	88
Risks related to acquisitions ........................................	99
Risks related to securities of Eldorado Gold ................	101

Financial risks

Metal price volatility

The profitability of our operations is significantly affected by changes in gold and other metal prices.

Gold and metal prices can fluctuate widely and are influenced by many factors beyond our control, including but not limited to:

•	industrial demand;
•	varying levels of investment demand;
•	demand from the jewelry industry;
•	inflation and the expected rate of inflation;
•	strength of the US dollar and other currencies;
•	interest rates;
•	political and economic events (global and regional);
•	production and cost levels in major gold-producing regions like South Africa and China;
•	speculative activities including short term trading in gold and gold derivatives (causing rapid short-term changes in the price of gold); and
•	gold and financial market volatility and other market factors;
•	producer hedging;
•	central bank purchases and sales of gold and gold lending;
•	official pricing in certain countries.
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The supply of gold is made up of new production from mining, and existing stocks of bullion, scrap and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.

Between 2007 and the date of this AIF, the price of gold as quoted on the London Bullion Market ranged from a low of $608 to a high of $1,895 per ounce, based on the PM fixing price for gold

We have used a price range between $1,000 and $1,250 per ounce Au in the mineral reserve and resource estimates for our projects Using significantly lower gold prices in the reserve calculations and life-of-mine plans, would result in lower mineral reserve and resource estimates, material write-downs of our investment in mining properties and higher amortization, reclamation and closure charges.

If gold prices decline significantly, or decline for an extended period of time, we might not be able to continue our operations, develop our properties, or fulfill our obligations under our permits and licenses, or under our agreements with our partners. This could result in losing our interest in some or all of our properties, or being forced to sell them, which could have a negative effect on our profitability and cash flow.

We were selling lump iron ore and sinter fines produced at Vila Nova through a contract with CMC Cometals throughout 2013. In 2014, we will be selling to CMC CoMetals and Tata Steel, a European smelter. This price has a fixed cost for shipping but the paid price is based on an index reflective of spot prices for 62% Fe material. Spot prices for iron ore fluctuate widely due to the supply and demand factors that influence steel production. At the end of 2008, iron ore spot prices dropped significantly because of the global financial crisis, so we put Vila Nova on care and maintenance. Iron ore prices then rebounded, and in the fourth quarter of 2010, we re-started trial mining operations at Vila Nova. Iron ore spot prices dropped again in 2012 but remained above our break even costs. At the end of 2012, iron ore prices were again climbing. Vila Nova has continued to make profits since start-up, but if iron ore spot prices drop significantly in the future, and over a prolonged period of time, we may have to put Vila Nova back on care and maintenance.

Hedging activities

Companies use hedging activities to protect against fluctuations in the prices of gold, other metals and other commodities, and to minimize the effect that declines in prices can have on results of operations over a period of time.

We currently do not have any long term gold hedges or other commodity hedges, but we may hedge in the future. While hedging can protect us from declining prices, it can also limit the price we realize when prices are increasing.

We currently do not have any currency or interest rate hedges, but we may hedge in the future. Currency and interest rate fluctuations can have an adverse effect on our future cash flow, results of operations and financial condition.

Mineral reserve and resource estimates

Mineral reserve and resource estimates are only estimates. We may not realize the levels of gold production indicated.

The proven and probable mineral reserve figures in this AIF are estimates, and may need to be revised based on various factors like:

•	actual production experience;
•	fluctuations in the market price of gold;
•	results of drilling or metallurgical testing;
•	production costs; and
•	recovery rates.

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The cut-off grades for the mineral reserves and mineral resources are based on our assumptions about plant recovery, gold value, mining dilution and recovery, and our estimates for operating and capital costs, which are based on historical production figures. We may have to recalculate our estimated mineral reserve and resources based on actual production or the results of exploration. Fluctuations in the market price of gold, production costs or recovery rates can make it unprofitable for us to develop or operate a particular property for a period of time. If there is a material decrease in our mineral reserve estimates, or our ability to extract the mineral reserves, it could have a material and adverse effect on our future cash flow, results of operations and financial condition.

There are uncertainties inherent in estimating proven and probable mineral reserves and measured, indicated and inferred mineral resources, including many factors beyond our control. Estimating mineral reserves and resources is a subjective process. Accuracy depends on the quantity and quality of available data and assumptions and judgments used in engineering and geological interpretation, which may be unreliable. It is inherently impossible to have full knowledge of particular geological structures, faults, voids, intrusions, natural variations in and within rock types and other occurrences. Failure to identify and account for such occurrences in our assessment of mineral reserves and resources may make mining more expensive and cost ineffective, which will have a material and adverse effect on our future cash flow, results of operations and financial condition.

There is no assurance that the estimates are accurate, that mineral reserve and resource figures are accurate, or that the mineral reserves or resources can be mined or processed profitably. Mineral resources that are not classified as mineral reserves do not have demonstrated economic viability. You should not assume that all or any part of the measured mineral resources, indicated mineral resources, or an inferred mineral resource will ever be upgraded to a higher category or that any or all of an inferred mineral resource exists or is economically or legally feasible to mine.

Production and cost estimates

Estimates of total future production and costs for our mining operations are based on our five-year mining plans. These estimates can change, or we might not achieve them, which could have a material and adverse effect on any or all of our future cash flow, results of operations and financial condition.

Our plans are based on, among other things, our mining experience, reserve estimates, assumptions about ground conditions and physical characteristics of ores (such as hardness and the presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Our actual production and costs may be significantly different from our estimates for a variety of reasons, including the risks and hazards discussed above, and:

•	actual ore mined varying from estimates in grade, tonnage and metallurgical and other characteristics;
•	mining dilution;
•	pit wall failures or cave-ins;
•	industrial accidents and environmental incidents;
•	equipment failures or not performing to specifications;
•	natural phenomena such as inclement weather conditions, floods, blizzards, droughts, rock slides and earthquakes;
•	encountering unusual or unexpected geological conditions;
•	changes in power costs and potential power shortages;
•	shortages of and timing delays of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants;
•	litigation;
•	labour availability and other actions by labour at unionized locations;
•	restrictions imposed by government agencies and compliance with government regulations;
•	permitting or licensing issues;
•	political or social activism or unrest;
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•	shipping interruptions or delays; and
•	land acquisition costs and availability.

Any of these events could result in damage to mineral properties, property belonging to us or others, interruptions in production, injury or death to persons, monetary losses and legal liabilities. This could cause a mineral deposit to become unprofitable, even if it was mined profitably in the past.

Production estimates for properties not yet in production, or in production and slated for expansion, are based on similar factors (including feasibility studies prepared by our personnel or by third party consultants, in some instances), but it is possible that actual cash operating costs and economic returns will differ significantly from our current estimates. It is not unusual for new mining operations to experience unexpected problems during the start-up phase and delays in production can often happen.

Any decrease in production, or change in timing of production or the prices we realize for our gold, will directly affect the amount and timing of our cash flow from operations. A production shortfall or any of these other factors would change the timing of our projected cash flows and our ability to use the cash to fund capital expenditures, including spending for our projects.

Infrastructure, energy and other commodities availability and cost

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, energy and power sources and water supply are important factors that affect capital and operating costs. If we do not have timely access to adequate infrastructure, there is no assurance that we can start exploiting or developing projects, complete them on a timely basis or at all, that the ultimate operations will achieve the anticipated production volume, or that our construction costs and ongoing operating costs will not be higher than anticipated.

Unusual or infrequent weather phenomena, accidents, sabotage, government issues or other events that interfere with the maintaining or providing of adequate infrastructure could also have an adverse effect on our operations and profitability.

Profitability is affected by the market prices and availability of commodities that we use or consume for our operations and development projects. Prices for commodities like diesel fuel, electricity, steel, concrete, and chemicals (including cyanide) can be volatile and changes can be material, occur over short periods of time and be affected by factors beyond our control. Our operations use a significant amount of energy and depend on suppliers to meet those needs; however, sometimes no alternative source is available. Higher costs for construction materials like steel and concrete, or tighter supplies can affect the timing and cost of our development projects.

If there is a significant and sustained increase in the cost of certain commodities, we may decide that it is not economically feasible to continue some or all of our commercial production and development activities, and this could have an adverse effect on our profitability.

Higher worldwide demand for critical resources such as drilling equipment, tires and skilled labour could affect our ability to acquire them and lead to delays in delivery and unanticipated cost increases, which could have an effect on our operating costs, capital expenditures and production schedules.

Further, we rely on certain key third-party suppliers and contractors for equipment, raw materials and services used in, and the provision of services necessary for, the development, construction and continuing operation of our assets. As a result, our operations at our sites are subject to a number of risks, some of which are outside of our control, including negotiating agreements with suppliers and contractors on acceptable terms, the inability to replace a supplier or contractor and its equipment, raw materials or services in the event that either party terminates the agreement, interruption of operations or increased costs in the event that a supplier or contractor ceases its business due to insolvency or other unforeseen events and failure of a supplier or contractor to perform under its agreement with the Company. The occurrence of one or more of these risks could have a material adverse effect on our business, results of operations and financial condition.

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Exploration and development programs

We estimate our current financial resources to be sufficient to support our planned exploration and development programs, however, additional capital may be needed for further exploration, development and construction of mineral projects in Brazil, China, Greece, Turkey, Romania and possibly elsewhere. If we decide to proceed to production on a development project for which funding has not yet been identified or sourced, then a significant amount of capital may be needed for project engineering and construction. As a result, the continuing exploration and development of our properties may depend on our ability to obtain financing through joint ventures, debt financing, equity financing or other means. There is no assurance that we will be successful in obtaining such financing at all, or on terms we find acceptable.

Foreign currency

We operate in a number of jurisdictions outside of North America (predominantly Brazil, China, Greece, Turkey and Romania) and incur certain expenses in foreign currencies. We currently receive revenue from operations in US dollars but incur a significant portion of our operating expenses and costs in foreign currencies, including Canadian dollars, Euro, Romanian Lei, Turkish Lira, Brazilian Real and Chinese RMB, each of which fluctuate in value and are subject to their own country’s political and economic conditions.

We are subject to fluctuations in the exchange rates between the US dollar and these currencies. This can have a material effect on our future cash flow, results of operations and financial condition and lead to higher construction, development and other costs than anticipated. We do not currently hedge currency exchange risks, although we may do so from time to time in the future.

Carrying value of assets

The carrying value of our assets is compared to our estimates of their estimated fair value to assess how much value can be recovered based on current events and circumstances. Our fair value estimates are based on numerous assumptions and are adjusted from time to time and the actual fair value, which also varies over time, could be significantly different than these estimates.

If there are no mitigating valuation factors and we do not achieve our valuation assumptions, or we experience a decline in the fair value of our reporting units, it could result in an impairment charge.

Changes in accounting or financial reporting standards may have an adverse impact on our financial performance in the future.

Indebtedness and Financing Risks

As at December 31, 2013, we have approximately $601 million of total debt. Our maintenance of substantial levels of debt could adversely affect our financial condition and results of operations and could adversely affect our flexibility to take advantage of corporate opportunities.

We have not historically maintained substantial levels of indebtedness. The higher level of long term indebtedness could have important consequences, including:

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring us to make non-strategic divestitures;
•	requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions, dividends and other general corporate purposes;
•	increasing our vulnerability to general adverse economic and industry conditions;
•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;
•	placing us at a disadvantage compared to other, less leveraged competitors;
•	increasing our cost of borrowing; and
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•	Putting us at risk of default if we do not service or repay this debt in accordance with applicable covenants.

While neither our articles nor our by-laws limit the amount of indebtedness that we may incur, the level of our indebtedness under the Senior Credit Facility as well as the Indenture from time to time could impair our ability to obtain additional financing in the future on a timely basis, or at all, and to take advantage of business opportunities that may arise, thereby potentially limiting our operational flexibility as well as our financial flexibility.

Debt service obligation

Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternatives may not allow us to meet our scheduled debt service obligations. Our Senior Credit Facility and the Indenture may restrict our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations and our ability to satisfy our obligations and our debt instruments.

Furthermore, as our funds are used to develop projects in foreign jurisdictions through foreign subsidiaries, there may be restrictions on our foreign subsidiaries’ ability to repay or provide returns to Eldorado Gold which could hinder our ability to service our indebtedness or fulfill our business plans.

Restrict our current and future operations

Our Senior Credit Facility and the Indenture contain certain restrictive covenants that impose significant operating and financial restrictions on us. In some circumstances, the restrictive covenants may limit our operating flexibility and our ability to engage in actions that may be in our long-term best interest, including, among other things, restrictions on our ability to:

•	incur additional indebtedness and guarantee indebtedness;
•	pay dividends or make other distributions or repurchase or redeem our capital stock;
•	prepay, redeem or repurchase certain debt;
•	make loans and investments;
•	sell, transfer or otherwise dispose of assets;
•	incur or permit to exist certain liens;
•	enter into transactions with affiliates;
•	undertake certain acquisitions;
•	complete certain corporate changes;
•	enter into certain hedging arrangements;
•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and
•	consolidate, amalgamate, merge or sell all or substantially all of our assets.

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In addition, the restrictive covenants in our Senior Credit Facility contain certain restrictions on us and require us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control. These restrictions could limit our ability to obtain future financing, make acquisitions, grow in accordance with our strategy or secure the needed working capital to withstand future downturns in our business or the economy in general, or otherwise take advantage of business opportunities that may arise, any of which could place us at a competitive disadvantage relative to our competitors that may have less debt and are not subject to such restrictions. Failure to meet these conditions and tests could constitute events of default under the Senior Credit Facility and indenture.

Default on our obligations

A breach of the covenants under our Senior Credit Facility, the Indenture or our other debt instruments could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under our Senior Credit Facility would permit the lenders thereunder to terminate all commitments to extend further credit under that facility. Furthermore, if we are unable to repay any amounts due and payable under our Senior Credit Facility, those lenders could proceed against the collateral granted to them to secure such indebtedness. In the event our lenders or noteholders accelerate the repayment of our borrowings, we may not have sufficient assets to repay that indebtedness.

If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants in our debt instruments, which could cause cross-acceleration or cross-default under other debt agreements, we could be in default under the terms of the agreements governing such other indebtedness. In the event of such a default:

•	the holders of the indebtedness may be able to cause all of our available cash flow to be used to pay the indebtedness and, in any event, could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest; or
•	we could be forced into bankruptcy, or liquidation or restructuring proceedings.

If our operating performance declines, we may in the future need to amend or modify the agreements governing our indebtedness or seek concessions from the holders of such indebtedness. There is no assurance that such concessions would be forthcoming.

Change of control

Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes at 101% of their principal amount, plus accrued and unpaid interest to the purchase date. Additionally, under our Senior Credit Facility, a change of control (as defined therein) will constitute an event of default that permits the lenders to accelerate the maturity of borrowings under the credit agreement and terminate their commitments to lend.

The source of funds for any purchase of the notes and repayment of borrowings under our Senior Credit Facility would be our available cash or cash generated from our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the notes upon a change of control because we may not have sufficient financial resources to purchase all of the debt securities that are tendered upon a change of control and repay any of our other indebtedness that may become due. We may require additional financing from third parties to fund any such purchases, and we may be unable to obtain financing on satisfactory terms or at all. Further, our ability to repurchase the notes may be limited by law. In order to avoid the obligations to repurchase the notes and events of default and potential breaches of the credit agreement governing our Senior Credit Facility, we may have to avoid certain change of control transactions that would otherwise be beneficial to us.

Interest rate risk

Borrowings under our Senior Credit Facility are at variable rates of interest and any borrowings would expose us to interest rate cost and interest rate risk. If interest rates increase, our debt service obligationson the variable rate indebtedness will increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease.

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In the future, we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk.

Business and operational risks

Regulatory requirements

Regulatory requirements have a significant impact on our mining operations, and can have a material and adverse effect on our future cash flow, results of operations and financial condition.

We have operations in a number of jurisdictions outside of North America, mainly in Brazil, China, Greece, Turkey, and Romania. The laws in each of these countries are significantly different, and they can change. Mining operations, development and exploration activities are subject to extensive laws and regulations governing among other things:

•	prospecting;
•	development;
•	production;
•	imports and exports;
•	taxes;
•	mineral tenure, land title and land use;
•	labour standards;
•	occupational health;
•	environmental monitoring
•	water management including access and use, quality control and containment
•	restrictions on use of chemicals and exposures
•	waste disposal;
•	environmental protection and remediation;
•	sustainability and community relations;
•	foreign corrupt practices;
•	protection of endangered and protected species;
•	mine safety;
•	toxic substances;
•	and other matters.

Mining is subject to potential risks and liabilities associated with pollution and the disposal of waste products from mineral exploration and production. Costs for discovering, evaluating, planning, designing, developing, constructing, operating, closing and remediating our mines and other facilities in compliance with these laws and regulations are significant. In some jurisdictions, forms of financial assurance are required as security for reclamation activities. The cost of our reclamation activities may materially exceed our provisions for them, or regulatory developments or changes in the assessment of conditions at closed operations may cause these costs to vary substantially, positively or negatively, from prior estimates of reclamation liabilities.

Not complying with applicable laws and regulations can result in enforcement actions that can include corrective measures requiring capital expenditures or the installation of additional equipment, or remedial actions. Parties involved in mining operations may be required to compensate those suffering loss or damage resulting in interruption of mining activities and may face civil or criminal fines or penalties for violating certain laws or regulations.

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Any regulatory or judicial action against us for failure to comply with applicable laws and regulations could therefore materially affect our operating costs and delay or curtail our operations. There can be no assurance that we have been or will be at all times in compliance with all applicable laws and regulations, that compliance will not be challenged or that the costs of complying with current and future laws and regulations will not materially or adversely affect our business, operations or results.

New laws and regulations, amendments to existing laws and regulations or administrative interpretation, or more stringent enforcement of existing laws and regulations, whether in response to changes in the political, social or economic environment we operate in or otherwise could occur. Eldorado constantly works to comply with global best practices relating to sustainability, community relations, governance and the environment and this could have a material and adverse effect on our future cash flow, results of operations and financial condition.

Foreign investments and operations

Most of our activities and investments are in foreign countries including operations and/or exploration and development projects in Brazil, China, Greece, Romania and Turkey.

These investments are subject to risks normally associated with conducting business in foreign countries. Some risks are more prevalent in less developed countries or those with emerging economies, including:

•	uncertain political and economic environments;
•	risks of war, regime changes and civil disturbances or other risks that can:
•	limit or disrupt a project;
•	restrict the movement of funds;
•	deprive contract rights; or
•	result in property loss by nationalization or appropriation with or without compensation;
•	risk of adverse changes in laws or policies of particular countries, including government royalties;
•	increases or changes in foreign taxation;
•	delays in or the inability to obtain necessary government permits, approvals and consents;
•	limitations on ownership and repatriation of earnings;
•	possible imposition of foreign ownership limits;
•	foreign exchange controls and currency devaluations;
•	import and export regulations, including restrictions on exporting gold;
•	disadvantages of competing against companies from countries that are not subject to Canadian and US laws, including laws relating to corrupt foreign practices and restrictions on the ability to pay dividends offshore;
•	loss from disease and other potential endemic health issues;
•	unfavorable social benefits and labour requirements;
•	natural disasters;
•	exposure to NGO’s activities; and
•	exposure to occupation of our project sites for political or other purposes.

Although we are not currently experiencing any significant or extraordinary problems arising from these risks, there is no assurance that we will not experience them in the future. The occurrence of any of these risks could have a material adverse effect on our operations or profitability.

China may be considered an example of these risks. We have three mines in China, and one under care and maintenance. The Chinese government plays a significant role in regulating the mining industry by instituting industrial policies. It also exercises significant control over the country’s economic growth by allocating resources, controlling foreign currency-denominated obligations, controlling foreign investment and provisions in its Foreign Investment Guidelines for Foreign Investment.

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China’s significant growth in the past 20 years has been uneven geographically and in different sectors of the economy, and the Chinese government has responded by implementing various measures to control the pace and location of economic growth. These measures can have a material and adverse effect on our results of operations.

Companies with a foreign ownership component operating in China may be operating under a different framework than what is imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines, but any changes to the guidelines can have a material and adverse effect on our results of operations.

Companies need certain approvals to export gold from China, and there is no assurance we can obtain them. Like most gold producers in China, we sell our gold through the Shanghai Gold Exchange, which serves as a spot market for its members since gold is traded at market price and our doré is sold to local refineries. There is no assurance that these prices will continue to reflect international market prices.

Foreign exchange transactions in China (including the repatriation of investment returns and capital) continue to be subject to foreign exchange controls. We can repatriate our profits and dividends in foreign currency but cannot repatriate our capital unless it has been approved by the Chinese State & Administration of Foreign Exchange.

Another example of these risks is Greece. Our acquisition of European Goldfields increased our presence in Greece significantly. Over the past few years, the Greek economy experienced a downturn that is ongoing. In addition, the implementation of a stabilization program agreed to by the Greek government has been the source of protest and civil unrest in the country. One of our projects in Greece has been subject to local unrest (see – Health, Safety and Community Relations and Action). The state of the Greek economy has raised concerns about the risks of Greece defaulting on its debt and certain measures are being considered or are being implemented to address the debt situation. The long-term and short-term effects of such a position are relatively unknown.

There is no assurance that the current economic situation could not get worse or that Greece does not adopt regulatory or political changes which may negatively affect our current and future operations and plans in Greece.

Repatriation of Funds

We expect to generate cash flow and profits at our foreign subsidiaries, and we may need to repatriate funds from those subsidiaries to service our indebtedness or fulfill our business plans, in particular in relation to ongoing expenditures at our development assets. We may not be able to repatriate funds, or we may incur tax payments or other costs when doing so, as a result of a change in applicable law or tax requirements at local subsidiary levels or at the Eldorado Gold level, which costs could be material.

Permits, licenses and approvals

In countries where we have operations or carry out exploration activities, the mineral rights or certain portions of them are owned by the relevant governments. These governments have entered into contracts with us, or granted permits or concessions that allow us to carry out operations or development and exploration activities there, but government policy could change. Any change that affects our rights to conduct these activities could have a material and adverse effect on our results of operations.

In addition, mineral exploration and mining activities can only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. The duration and success of each permitting effort are contingent upon many factors we do not control. In the case of foreign operations, governmental approvals, licenses and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials. There may be delays in the review process. There is no guarantee that we will be granted the necessary permits and licenses, that they will be renewed, or that we will be in a position to comply with all conditions that are imposed.

All mining projects require a wide range of permits, licenses and government approvals and consents. It is not certain that we will be granted these at all, or in a timely manner. If we do not receive them for our mineral projects and mines, or are unable to maintain them, it could have a material and adverse effect on the results of our operations.

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For example, we have been trying to complete the permitting process on Perama Hill in Greece for more than two years now. The PEIA was received in February 2012 and this confirmed that the project had no further legal, technical or community challenges to overcome. The EIA was submitted shortly thereafter but two years later, we do not have the required signatures on the certificate to move forward with construction. It is not clear on the timing to complete this application.

Joint venture partners

Mining projects are often conducted through an unincorporated joint venture or an incorporated joint venture company. Joint ventures often require unanimous approval of the parties or their representatives for certain fundamental decisions like an increase (or decrease) in registered capital, a merger, division, dissolution, amendment of the constitutional documents, and pledge of the joint venture assets, which means that each party to the joint venture has a right to veto any of these decisions, which could lead to a deadlock. We are subject to a number of additional risks associated with joint ventures, including:

•	disagreement with a joint venture partner about how to develop, operate or finance the project;
•	that a joint venture partner may at any time have economic or business interests or goals that are, or become, inconsistent with our business interests or goals;
•	that a joint venture partner may not comply with the agreements governing our relationship with them;
•	disagreement with a joint venture partner over the exercise of such joint venture partner’s rights under the agreements governing our relationship;
•	the possibility that a joint venture partner may become insolvent;
•	the possibility that we may not be able to sell our interest in a joint venture if we desire to exit the joint venture; and
•	possible litigation with a joint venture partner over matters related to the project.

Some of our interests in China, Romania and Greece are through joint venture companies established under and governed by the laws of their respective countries. Some of our joint venture partners or counterparties to shareholder agreements in China and Romania are state-sector entities and, like other state-sector entities, their actions and priorities may be dictated by government or other policies instead of purely commercial considerations.

Exploration efforts

Gold and other metal exploration is highly speculative in nature, involves many risks and is often not productive; there is no assurance that we will be successful in our gold exploration efforts.

Our ability to increase mineral reserves is dependent on a number of factors, including the geological and technical expertise of our management and exploration teams, the quality of land available for exploration and other factors. Once gold mineralization is discovered, it can take several years of exploration and development before production is possible, and the economic feasibility of production can change during that time.

Substantial expenditures are required to carry out drilling to establish proven and probable mineral reserves and determine the optimal metallurgical process to extract the metals from the ore.

There is no assurance that our exploration programs will expand our current mineral reserves or replace them with new mineral reserves. Failure to replace or expand our mineral reserves could have an adverse effect on us.

Costs of development projects

As a result of the substantial expenditures involved in development projects, developments are prone to material cost overruns versus budget. The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project.

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The project development schedules are also dependent on obtaining the governmental approvals necessary for the operation of a project. Substantial expenditures are required to build mining and processing facilities for new properties. The timeline to obtain these government approvals is often beyond our control. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

Mine development projects, including Eastern Dragon, Tocantinzinho, Perama Hill, Skouries, Olympias, Certej and Sappes typically require a number of years and significant expenditures during the development phase before production is possible.

Development projects depend on successfully completing feasibility studies and environmental assessments, obtaining the necessary government permits and receiving adequate financing. Economic feasibility is based on several factors including:

•	estimated mineral reserves;
•	anticipated metallurgical recoveries;
•	environmental considerations and permitting;
•	future gold prices;
•	anticipated capital and operating costs for the projects; and
•	timely execution of development plan.

Development projects have no operating history to base estimated future production and cash operating costs on. With development projects in particular, estimates of proven and probable mineral reserves and cash operating costs are largely based on:

•	interpreting the geologic data obtained from drill holes and other sampling techniques;
•	feasibility studies that derive estimated cash operating costs based on:
•	the expected tonnage and grades of ore to be mined and processed;
•	the configuration of the ore body;
•	expected recovery rates of gold from the ore;
•	estimated operating costs; and
•	anticipated climate conditions and other factors.

It is therefore possible that actual cash operating costs and economic returns will differ significantly from what we estimated for a project before starting production. Many events could affect the profitability or economic feasibility of a project, including the following, among others:

•	unanticipated changes in grade and tonnage of ore to be mined and processed;
•	unanticipated adverse geotechnical conditions;
•	unanticipated operational problems;
•	unanticipated metallurgical recovery problems;
•	incorrect data on which engineering assumptions are made;
•	costs of constructing and operating a mine in a specific environment;
•	availability of labour;
•	availability and costs of processing and refining facilities;
•	availability of economic sources of power;
•	adequacy of water supply;
•	availability of surface tenure to locate processing and refining facilities;
•	adequate access to the site, including competing land uses (such as agriculture and illegal mining);
•	unanticipated transportation costs;
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•	government regulations including, but not limited to, regulations with respect to prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands;
•	fluctuations in gold prices;
•	accidents, labour actions and force majeure events; and
•	community and non-governmental organizational action.

It is not unusual for new mining operations to experience unexpected problems during the start-up phase, and delays can often happen when production begins. In the past, we have adjusted our estimates based on changes to our assumptions and actual results.

Our production, capital and operating cost estimates for development projects are based on certain assumptions. We use these estimates to establish our mineral reserve estimates but our cost estimates are subject to significant uncertainty as described above. Actual results for our projects will likely differ from current estimates and assumptions, and these differences can be material. The experience we gain from actual mining or processing operations can also identify new or unexpected conditions that could reduce production below our current estimates, or increase our estimated capital or operating costs. If actual results fall below our current estimates, it could have a material and adverse effect on our business, results of operations, financial condition and liquidity.

Additional mineral reserves

Because mines have limited lives based on proven and probable mineral reserves, we must continually replace and expand our mineral reserves and any necessary associated surface rights as our mines produce gold.

Our ability to maintain or increase annual production of gold and other metals will depend significantly on:

•	our mining operations at Kisladag, Efemcukuru, Tanjianshan, Jinfeng, White Mountain, Stratoni and Vila Nova;
•	our development of Eastern Dragon, Tocantinzinho, Perama Hill, Skouries, Olympias, Certej and Sappes;
•	our ability to conduct successful exploration efforts; and
•	our ability to develop new projects and make acquisitions.

Operational risks and hazards

Our operations face a number of risks and hazards including among other things:

•	availability of and access to water and the right to use such water
•	environmental hazards;
•	discharge of pollutants or hazardous chemicals;
•	industrial accidents and injuries;
•	failure of processing and mining equipment;
•	labour disputes and labour shortages;
•	community and non-governmental organization action;
•	problems or delays in supply;
•	changes in the regulatory environment;
•	unusual or unexpected geologic formations or other geological or grade problems;
•	unanticipated changes in metallurgical characteristics and gold and metal recovery;
•	unanticipated ground or water conditions;
•	cave-ins, pit wall failures, flooding, rock bursts and fire;
•	periodic interruptions due to inclement or hazardous weather conditions;
•	force majeure and other acts of God;
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•	unfavorable operating conditions;
•	bullion losses; and
•	our ability to identify additional mineral resources at existing properties.

These risks could result in damage or destruction of mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. These liabilities can be very costly and could have a material adverse effect on our future cash flow, results of operations and financial condition.

In the context of environmental protection permitting, including the approval of reclamation plans, we are required to comply with existing laws and regulations and other standards that may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority. The failure to obtain or renew certain permits, or the imposition of extensive conditions upon certain permits, could have a material adverse effect on our business, operations and financial condition.

Full compliance at all times

Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain government permits and provide associated financial assurance to conduct certain activities. We are also subject to various conditions related to reclamation that are imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

We have budgeted for future capital and operating expenditures to obtain such permits and maintain compliance with these environmental, health and safety laws, however, any changes to these laws in the future could have an adverse effect on our financial condition, liquidity or results of operations and could delay our ability to obtain such permits.

If these laws are not complied with, we may face injunctions, damages and penalties, or our permits could be suspended or revoked. There is no assurance that we have been, or will be, in compliance with environmental, health and safety laws at all times, that our compliance will not be challenged, or that the cost of complying with current or future laws will not have a material and adverse effect on our future cash flow, results of operations and financial condition.

Environmental matters

We expend significant resources, to comply with environmental regulations and permitting requirements, and we expect to continue to do so in the future. Failure to comply with applicable environmental laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that we have been or will be at all times in complete compliance with such laws or permits, that compliance will not be challenged or that the costs of complying with current and future environmental laws and permits will not materially or adversely affect our future cash flow, results of operations and financial condition.

It is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies, and claims for damages to property and persons resulting from our operations, could result in additional substantial costs and liabilities, restrictions on or suspension of our activities and delays in the exploration of and development of our properties.

There may be environmental hazards at our mines or projects that we are unaware of. We may be liable for any associated losses, or be forced to do extensive remedial cleanup or pay for governmental remedial cleanup, even if the hazards were caused by previous or existing owners or operators of the property, past or present owners of adjacent properties or by natural conditions. The costs of any cleanup could have a material and adverse effect on our operations and profitability.

We may also be held responsible for the costs of addressing contamination from current or former activities and could be held liable for exposure to hazardous substances. The costs associated with such responsibilities and liabilities may be significant.

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Insurance

Where practical, a reasonable amount of insurance is maintained against risks in the operation of our business, but coverage has exclusions and limitations. There is no assurance that the insurance will be adequate to cover any liabilities, or that it will continue to be available, and at terms we believe are economically acceptable.

There are some cases where coverage is not available, or we believe it is too expensive relative to the perceived risk. For example, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is generally not available to us or other companies in the mining industry on acceptable terms. Losses from these uninsured events may cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

Competition

We operate in a competitive industry and compete with other, better established companies that have more financial resources, operational experience and technical capabilities than we do. We face strong competition from other mining companies that are acquiring properties that are producing or capable of producing metals.

We may be unable to acquire attractive mining properties, or do so on terms we consider acceptable. This could have a material and adverse effect on our revenues, operations and financial condition.

Key personnel

We depend on a number of key personnel, including Paul N. Wright, our Chief Executive Officer, Norman S. Pitcher, our President, Paul Skayman, our Chief Operating Officer, and Fabiana E. Chubbs, our Chief Financial Officer. We do not have key man life insurance. Employment contracts are in place with each of these executives, however losing any of them could have an adverse effect on our operations.

We need to continue implementing and enhancing our management systems and recruiting and training new employees to manage our growth effectively. We have been successful in attracting and retaining skilled and experienced personnel in the past, and expect to be in the future, but there is no assurance this will be the case.

Good employee relations

We depend on our workforce to explore for mineral reserves and resources, develop our projects and operate our mines. We have programs to recruit and train the necessary manpower for our operations, and we work hard at maintaining good relations with our workforce to minimize the possibility of strikes, lockouts and other stoppages at our work sites. In addition, our relations with our employees may be affected by changes in labour and employment legislation that may be introduced by the relevant governmental authorities in whose jurisdictions we carry on business. Changes in such legislation or a prolonged labour disruption at any of our mines or projects could have a material and adverse effect on our overall operations. Further, from time to time we may hire contractors and subcontractors for our operations, and there is a risk that they could experience labour disputes or become insolvent, and this could have an adverse effect on our operations and profitability.

Title to our mineral properties

We have investigated title to all of our mineral properties and, to the best of our knowledge title to all of our properties is in good standing. It is possible, however, that any of our properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

There could be valid challenges to the title of any of our properties and, if successful, they could impair development and/or operations at our mines or projects. There is no assurance that title to any of our properties will not be challenged.

New laws and regulations, or amendments to laws and regulations relating to mineral tenure and land title and usage, including expropriations and deprivations of contractual rights, if proposed and enacted, may affect our rights to our mineral properties. There is no assurance that we will be able to operate our properties as currently operated or permitted or that we will be able to enforce our rights with respect to our properties.

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Certain of our mining properties are subject to royalty and land payment agreements. Failure by us to meet our payment obligations under these agreements could result in the loss of related property interests.

Litigation risks

All industries, including the mining industry, are subject to legal claims that are with and without merit.

In addition to the litigation in Turkey (see pages 24 and 30) and litigation at Hellas Gold (see pages 41 and 46), we are involved in various routine legal and regulatory proceedings. We believe that it is unlikely that the final outcome of these routine proceedings will have a material and adverse effect on our financial condition or results of operations; however, defense and settlement costs can be substantial, even for claims that are without merit.

Due to the inherent uncertainty of the litigation process and dealings with regulatory bodies, there is no assurance that any legal or regulatory proceeding will be resolved in a manner that will not have a material and adverse effect on our future cash flow, results of operations or financial condition.

Health, Safety and Community Relations and Action

Our operations are subject to various health and safety laws and regulations that impose various duties on our operations relating to, among other things, worker safety and surrounding communities. These laws and regulations also grant the authorities broad powers to, among other things, close unsafe operations and order corrective action relating to health and safety matters. The costs associated with the compliance of such health and safety laws and regulations may be substantial and any amendments to such laws and regulations, or more stringent implementation thereof, could cause additional expenditure or impose restrictions on, or suspensions of, our operations. We have made, and expect to make in the future, significant expenditures to comply with the extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and other special status species, and, to the extent reasonably practicable, create social and economic benefit in the surrounding communities.

As a mining business, we may come under pressure in the jurisdictions in which we operate, or will operate in the future, to demonstrate that other stakeholders (including employees, communities surrounding operations and the countries in which they operate) benefit and will continue to benefit from our commercial activities, and/or that we operate in a manner that will minimize any potential damage or disruption to the interests of those stakeholders. We may face opposition with respect to our current and future development and exploration projects which could materially adversely affect our business, results of operations and financial condition.

For example, in Greece, we have experienced local opposition to our mine development projects, which has at times been violent. In particular, in February of 2013, a group of persons illegally entered one of our projects, assaulted two of our personnel and damaged assets on site. There is no assurance that similar violence or disruptions will not occur in the future in Greece, or in any of the other jurisdictions where we operate, which could result in increased public or political opposition to our projects and could have a material adverse effect on our operations or profitability.

Further, certain non-governmental organizations (NGOs), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices, including the use of hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or our operations specifically, could have an adverse effect on our reputation and financial condition and may impact our relationship with the communities in which we operate. NGO’s may organize protests, install road blockades, apply for injunctions for work stoppage and file lawsuits for damages. These actions can relate not only to current activities but also historic mining activities by prior owners and could have a material, adverse effect on our operations. They may also file complaints with regulators in respect of our, and our directors’ and insiders’, regulatory filings, either in respect of Eldorado Gold or other companies.

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Such complaints, regardless of whether they have any substance or basis in fact or law, may have the effect of undermining the confidence of the public or a regulator in Eldorado Gold or such directors or insiders and may adversely affect the price of securities of Eldorado Gold or our prospects of obtaining the regulatory approvals necessary for advancement of some or all of our exploration and development plans or operations.

We seek to mitigate these risks through our commitment to operate in a socially responsible manner. However, there can be no guarantee that our efforts in this respect will mitigate these risks.

Tax Matters

We operate in a number of countries, each of which has its own tax regime. The tax regime and the enforcement policies of tax administrators in each of these countries may change from time to time and this is beyond our control. Our investments into these countries, our importation of goods and material, our land use, our expenditures, our sales of gold and other products, our income, our repatriation of money and all other aspects of our investments and operations can be taxed, and there is no certainty as to which areas of our operations will be assessed or taxed from time to time or at what rates.

Our tax residency and the tax residency of our subsidiaries are affected by a number of factors, some of which are outside of our control, including the application and interpretation of the relevant tax laws and treaties. If we or our subsidiaries are ever assessed to be a non-resident in the jurisdictions that we or our subsidiaries report or are otherwise assessed, or are deemed to be resident (for the purposes of tax) in another jurisdiction, we may be liable to pay additional taxes. In addition, we have entered into various arrangements regarding the sale of mineral products which may be subject to unexpected tax treatment. If such taxes were to become payable, this could have a material adverse effect on our business, results of operations and financial condition.

We structure, and restructure from time to time, our corporate organization in a commercially efficient manner and if any such planning effort is considered by a taxation authority to constitute tax avoidance, then this could result in increased taxes and tax penalties which could have a material adverse effect on our financial condition.

New laws and regulations or amendments to laws and regulations relating to tax laws or tax agreements with governmental authorities, if proposed and enacted, may affect our current financial condition. There is no assurance that our current financial condition will not change in the future due to such changes.

Risks relating to the global economy

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and deteriorating global economic conditions, could increase the cost of capital or impede our access to capital.

Global financial crisis

The global credit markets have experienced serious disruption beginning in 2007 because of declining residential property values, defaults and delinquencies in the residential mortgage market and a decline in the credit quality of mortgage-backed securities. These problems led to a slowdown in sales in the residential housing market, declining housing prices, delinquencies in non-mortgage consumer credit and general decline in consumer confidence.

Conditions worsened in 2008 and have continued to be volatile, causing a loss of confidence in the broader global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers, creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, higher credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially.

Recent economic events have created further uncertainty in global financial and equity markets. The global debt crisis has caused increased global political and financial instability. Financial markets have been reacting to the crises and related political uncertainty with downward price pressure for many asset classes and high volatility, and risk spreads have increased significantly.

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If the current crisis persists or worsens, it could lead to increased political uncertainty and financial turmoil, which could decelerate or hinder effective implementation of stability measures. Sovereigns, financial institutions and companies may become unable to obtain refinancing or new funding and may default on their existing debt, and measures to reduce debt levels and fiscal deficits could result in a further slowdown of or negative economic growth. These or similar disruptions could make it more difficult for us to obtain capital and financing for our operations, or increase the cost of it, among other things. If we do not raise capital when we need it, or access it on reasonable terms, it could have a material and adverse effect on our business, financial condition, results of operations and cash flow.

These and other related factors can lead to lower longer term asset values, which can result in impairment losses. High levels of volatility and market turmoil could have an adverse effect on our operations and the price of securities of Eldorado Gold.

Liquidity

We are exposed to liquidity risks in meeting our operating and capital expenditure requirements if we cannot maintain our cash positions, or appropriate financing is not available.

We may be unable to secure loans and other credit facilities in the future, and on terms we believe are favorable.

The global financial conditions in the last few years resulted in many financial institutions going into bankruptcy or being rescued by government authorities. Any cash deposits we have with financial institutions are therefore at risk.

Climate Change

Climate change refers to any changes in climate over time whether or not it is directly or indirectly attributable to human activity. This includes changes such as weather patterns, increased frequency of extreme weather events, temperatures, sea levels and water availability. We recognize that climate change is an international and community concern which may affect our business and operations directly or indirectly as described below.

Governments at all levels are moving towards enacting legislation to address climate change such as requirements to reduce emission levels and increase energy efficiency. Where legislation has already been enacted, regulation regarding emission levels and energy efficiency are becoming more stringent. Costs associated with meeting these requirements can be offset by increased energy efficiency and technological innovation. However, there is no assurance that compliance with such regulation will not have an adverse effect on our results of operation and financial condition.

Our current operations are not directly threatened by predictions of rising sea levels. However, changes in sea levels could have indirect effects on our operations such as potentially affecting any necessary ocean transportation or shipping facilities. This could then have an indirect effect on our operations.

Extreme weather events (such as prolonged drought, increased periods of snow and increased frequency and intensity of storms) have the potential to disrupt our operations and the transport routes we use. Where appropriate, our facilities have developed emergency plans for managing extreme weather conditions; however, extended disruptions to supply lines could result in interruption to production which may adversely affect our results of operations and financial condition.

Our facilities depend on regular and steady supplies of consumables (diesel fuel, reagents etc.) to operate efficiently. In the event that the effects of climate change cause prolonged disruption to the delivery of, or otherwise effect the availability of essential commodities, or affect the prices of these commodities our production efficiency may be reduced which may have adverse effects on our results of operations and financial condition.

Corruption and bribery

Our operations are governed by, and involve interactions with, many levels of government in numerous countries. Like most companies, we are required to comply with anti-corruption and anti-bribery laws, including the Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act, as well as similar laws in the countries in which we conduct our business. In recent years, there has been a general increase in both the severity of penalties and frequency of enforcement under such laws, resulting in greater punishment and scrutiny to companies convicted of violating anti-bribery laws.

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Furthermore, a company may be found liable for violations by not only its employees, but also any third party agents. Although we have adopted policies and a risk-based approach to mitigate such risks such measures are not always effective in ensuring that we, our employees or third party agents will comply strictly with such laws. If we find ourselves subject to an enforcement action or are found to be in violation of such laws, this may result in significant penalties, fines and/or sanctions being imposed on us resulting in a material adverse effect on our reputation and results of operations.

Reputational risk

Damage to Eldorado Gold’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although we believe that we operate in a manner that is respectful to all stakeholders and take care in protecting our image and reputation, we do not have control over how we are perceived by others. Any reputation loss could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on our results of operations, financial condition and the price of our securities.

Information technology systems

Our operations depend, in part, upon information technology systems. Our information technology systems are subject to disruption, damage or failure from a number of sources, including, but not limited to, computer viruses, security breaches, natural disasters, power loss and defects in design. Although to date we have not experienced any material losses relating to information technology system disruptions, damage or failure, there can be no assurance that we will not incur such losses in future. Any of these and other events could result in information technology systems failures, operational delays, production downtimes, destruction or corruption of data, security breaches or other manipulation or improper use of our systems and networks, any of which could have adverse effects on our reputation, results of operations and financial performance.

Risks related to acquisitions

Impact of acquisitions on our growth and financial condition

We continue to pursue opportunities to acquire advanced exploration, assets that are consistent with our strategy. At any given time, discussions and activities with respect to such possible opportunities may be in process on such initiatives, each at different stages of due diligence. From time to time, we may acquire securities of, or an interest in, companies and we may enter into acquisitions or other transactions with other companies.

Transactions involving acquisitions have inherent risks, including:

•	accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of potential acquisitions;
•	ability to achieve identified and anticipated operating and financial synergies;
•	unanticipated costs, liabilities and write-offs;
•	diversion of management attention from existing business;
•	potential loss of our key employees or the key employees of any business we acquire;
•	unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition;
•	decline in the value of acquired properties, companies or securities; and
•	the possibility that indemnification agreements with sellers (if any) may be unenforceable or insufficient to cover potential liabilities.

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Any of these factors or other risks could result in us not realizing the benefits anticipated from acquiring other properties or companies, and could have a material and adverse effect on our financial condition and our ability to grow.

Completing an acquisition

Although we actively seek acquisition opportunities that fit with our acquisition and growth strategy, we are not certain that we will be able to identify suitable candidates that are available at a reasonable price, complete any acquisition, or integrate any business into our operations successfully. Acquisitions can involve a number of special risks, circumstances or legal liabilities, which could have a material and adverse effect on our results of operations and financial condition.

Acquisitions may be made by using available cash, incurring debt, issuing common shares or other securities, or any combination of these. This could limit our flexibility to raise capital, to operate, explore and develop our properties and make other acquisitions, and it could further dilute and decrease the trading price of our common shares. When we evaluate a potential acquisition, we cannot be certain that we will have correctly identified and managed the risks and costs inherent in that business.

We have discussions and engage in other activities with possible acquisition targets from time to time, and each of these activities could be in a different stage of development. There is no assurance that any potential transaction will be completed and the target integrated with our operations, systems, management and culture successfully in an efficient, effective and timely manner or that the expected bases or sources of synergies will in fact produce the benefits anticipated. In addition, synergies assume certain long term realized gold and other metals prices. If actual prices are below such assumed prices, this could adversely affect the synergies to be realized. If we do not successfully manage our acquisition and growth strategy, it could have a material and adverse effect on our business, results of operations and financial condition.

Unknown liabilities

As a result of our acquisitions, we have assumed liabilities and risks. While we conduct due diligence with respect to acquisitions of companies and assets, there may be liabilities or risks, including liabilities related to the prior operation of the business acquired, that we failed, or were unable, to discover in the course of performing our due diligence investigations, which may be significant. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our business and financial condition.

Evaluating the merits or risks

It is possible that shareholders may not have the right to evaluate the merits or risks of any future acquisition, except as required by applicable laws and stock exchange rules.

Portfolio of Development Projects

As part of our strategy, we will continue our efforts to develop new projects. We may not realize the benefits of our large portfolio of projects. A number of risks and uncertainties are associated with the development of these types of projects, including political, regulatory, design, construction, labour, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks.

We may be subject to significant permitting, completion risks and capital cost increases associated with an expansion of our operations and our portfolio of development projects.

If there are significant delays in the permitting or completion of projects and/or their capital costs are significantly higher than estimated, these events could have a significant adverse effect on our results of operations, cash flow from operations and financial condition.

As a consequence our large portfolio of development projects, we will be subject to significant additional capital requirements associated with permitting and regulatory work, development costs and expanded operations. The capital costs necessary to develop the projects could be significantly above our estimates. Such capital cost overruns could have a significant adverse effect on our financial condition.

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Risks related to securities of Eldorado Gold

Issuing more equity

Future acquisitions could be made through the issuance of equity of Eldorado Gold. A number of existing agreements provide for additional equity issues, and future agreements may as well. Additional funds may be needed for our exploration and development programs and potential acquisitions which could be raised through equity issues. Issuing more equity securities can substantially dilute the interests of our shareholders. Issuing substantial amounts of our securities, or making them available for sale, could have an adverse effect on the prevailing market prices for our securities. A decline in the market price could hamper our ability to raise additional capital through the sale of securities.

Price and volume fluctuations

The capital markets have experienced a high degree of volatility in the trading price and volume of shares sold over the past few years. Many companies have experienced wide fluctuations in the market price of their securities that have not necessarily related to their operating performance, underlying asset values or prospects. There is no assurance that the price of our securities will not be affected.

In the past, shareholders have instituted class action lawsuits against companies that have experienced volatility in their share price. Class action lawsuits can result in substantial costs and divert management’s attention and resources, which could significantly harm our profitability and reputation.

Dividends

While we have initiated a policy for the payment of dividends on common shares of Eldorado Gold, there is no certainty as to the amount of any dividend or that any dividend may be declared in the future.

Director conflicts of interest

Certain of our directors also serve as directors and/or officers of other companies involved in natural resource exploration and development. There is a possibility that such other companies may compete with us for the acquisition of assets. Consequently there exists the possibility for such directors to be in a position of conflict. If any such conflict of interest arises, then a director who has a conflict must disclose the conflict to a meeting of our directors and must abstain from and will be unable to participate in discussion or decisions pertaining to the matter. In appropriate cases, Eldorado Gold will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.

Corporate governance requirements

We are subject to corporate governance guidelines and disclosure standards that apply to Canadian companies listed on the TSX, and with corporate governance standards that apply to us as a foreign issuer listed on the NYSE and registered with the SEC in the US.

Although we substantially comply with NYSE’s corporate governance guidelines, we are exempt from certain NYSE requirements because we are subject to Canadian corporate governance requirements. We may from time to time seek other relief from corporate governance and exchange requirements and securities laws from the NYSE and other regulators.

Sarbanes-Oxley Act

We document and test our internal control procedures to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (SOX). SOX requires management to do an annual assessment of our internal controls over financial reporting, and for our external auditors to conduct an independent assessment of their effectiveness.

Our internal controls over financial reporting may not be adequate, or we may not be able to maintain them as required by SOX. We also may not be able to maintain effective internal controls over financial reporting on an ongoing basis, if standards are modified, supplemented or amended from time to time.

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If we do not satisfy the SOX requirements on an ongoing and timely basis, investors could lose confidence in the reliability of our financial statements, and this could harm our business and have a negative effect on the trading price or market value of securities of Eldorado Gold Corporation.

If we do not implement new or improved controls, or experience difficulties in implementing them, it could harm our operating results or we may not be able to meet our reporting obligations. There is no assurance that we will be able to remediate material weaknesses, if any are identified in future periods, or maintain all of the necessary controls to ensure continued compliance. There is also no assurance that we will be able to retain personnel who have the necessary finance and accounting skills because of the increased demand for qualified personnel among publicly traded companies.

Our recent acquisitions and any other acquisition we make in the future can pose challenges in implementing the required processes, procedures and controls in the new operations. Any companies we acquire may not have disclosure controls and procedures or internal controls over financial reporting that are as thorough or effective as those required by the securities laws that currently apply to us.

If any of our staff fail to disclose material information that is otherwise required to be reported, no evaluation can provide complete assurance that our internal controls over financial reporting will detect this. The effectiveness of our controls and procedures could also be limited by simple errors or faulty judgments. Continually enhancing our internal controls is important, especially as we expand and the challenges involved in implementing appropriate internal controls over financial reporting will increase. Although we intend to devote substantial time to ensuring ongoing compliance, and incurring the necessary costs associated with this, we are not certain that we will be successful in complying with section 404 of SOX.

Evolving Corporate Governance and Public Disclosure Regulations

We are subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, CSA, the NYSE, the TSX, and the Financial Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the United States Congress, making compliance more difficult and uncertain. For example, on July 21, 2010, the US Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which resulted in the SEC adopting rules that will require us to disclose on an annual basis, certain payments made by Eldorado Gold Corporation, our subsidiaries or entities controlled by Eldorado Gold Corporation, to the US government and foreign governments, including sub-national governments. The SEC also adopted rules requiring companies to disclose on an annual basis, beginning in 2014, whether certain “conflict minerals” necessary to the functionality or production of a product manufactured by such company originated in the Democratic Republic of the Congo (the “DRC”) or an adjoining country. While issuers engaged in mining conflict minerals are not considered manufacturers of conflict minerals and are not required to provide disclosure we may still be required to enact procedures establishing the country of origin of our gold. Our efforts to comply with the Dodd-Frank Act, the rules and regulations promulgated thereunder, and other new rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

If any of the events or risk factors described occurs, it could have a negative effect on our business, financial condition or results of operations, and the market price of our securities could decline and investors could lose all or part of their investment.

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Investor information

Our corporate structure

April 2, 1992	Eldorado Corporation Ltd. is incorporated by a Memorandum of Association under the Companies Act (Bermuda)
April 23, 1996	Changes its name to Eldorado Gold Corporation, and is continued under the Company Act (British Columbia)
June 28, 1996	Continues under the Canada Business Corporations Act (the CBCA)
November 19, 1996	Amalgamates with HRC Development Corporation under the name Eldorado Gold Corporation, under a plan of arrangement through the CBCA
June 5, 2006	Amends articles and files restated articles under the CBCA
April 3, 2009	Adopts new bylaws that shareholders approve on May 7, 2009
December 12, 2013	Adopts new bylaws for shareholder approval on May 1, 2014

Common shares

Each common share gives the shareholder the right to:

•	receive notice of all shareholder meetings and to attend and vote their shares at the meetings; and
•	participate equally with other shareholders in any:
•	dividends declared by the board; and
•	distribution of assets if we are liquidated dissolved or wound-up.

Common shares issued in 2013

Balance, December 31, 2012	714,344,476
Shares issued upon exercise of share options and redemption of European Goldfields DPUs	1,872,214
Total – issued and outstanding as at December 31, 2013	716,216,690
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Non-voting shares

Each non-voting share gives shareholders the right to:

•	receive notice of all shareholder meetings and to attend meetings ;
•	participate equally with other shareholders in any:
•	dividends declared by the board;
•	distribution of assets if we are liquidated, dissolved or wound-up; and
•	convert their non-voting shares to common shares, as long as it does not result in the owner or its affiliates beneficially owning 40 percent or more of the issued and outstanding common shares.

Holders of non-voting shares are not entitled to vote at shareholder meetings, except as required by law. They do, however, have one vote for each non-voting share they own for any proposal to:

•	amend the articles to change the maximum number of authorized non-voting shares;
•	increase the maximum number of authorized shares that have rights or privileges equal or superior to non-voting shares;
•	exchange, reclassify or cancel all or some non-voting shares; or
•	create a new class of shares equal or superior to non-voting shares.

If non-voting shares are outstanding:

•	the board cannot declare or pay a stock dividend unless it does so for both share classes;
•	one class of shares cannot be subdivided, consolidated, reclassified or otherwise changed unless the other class is changed in the same way and in the same proportion; and
•	we cannot make a rights offering unless it is made equally to shareholders in both share classes.

We are proposing an amendment to the articles to eliminate the non-voting shares at our annual and special meeting to be held May 1, 2014.

Senior unsecured notes

On December 13, 2012, Eldorado completed an offering of $600 million aggregate principal amount of 6.125% senior unsecured notes. The notes mature on December 15, 2020 and are guaranteed on a senior unsecured basis by Eldorado Gold’s wholly-owned subsidiaries SG and Tuprag and will be guaranteed by each of the Company’s wholly-owned subsidiaries that becomes a borrower or guarantor under debt facilities of the Company, subject to certain exceptions.

Indenture

The notes are governed by an indenture (Indenture) dated December 13, 2012 among the Company, SG, Tuprag, Citibank, N.A., as U.S. Trustee, and Citi Trust Company Canada, as Canadian Trustee. Under the Indenture, the Company may redeem some or all of the notes at any time on or after December 15, 2016, December 16, 2017 and December 15, 2018 at redemption prices equal to 103.063%, 101.531% and 100.000%, respectively, of the principal amount of the notes plus, in each case, accrued and unpaid interest, if any, to the date of redemption. Prior to December 15, 2016 the Company may redeem some or all of the notes at a price equal to 100% of the principal amount of the notes plus a “make-whole” premium, plus accrued and unpaid interest, if any, to the date of redemption. The Company may also redeem up to 35% of the original aggregate principal amount of the notes using the proceeds of certain equity offerings prior to December 15, 2015 at a redemption price of 106.125% plus accrued and unpaid interest, if any, to the date of redemption. The notes may be redeemed at the Company’s option, in whole but not in part, at a price of 100% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the date of redemption in certain circumstances in which the Company would become obligated to pay certain additional amounts under the notes. If the Company sells certain of its assets or experiences specific kinds of changes in control, the Company must offer to purchase the notes.

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The notes will be the Company’s senior unsecured obligations and will rank equally in right of payment to all of the Company’s existing and future senior unsecured debt and senior in right of payment to all of the Company’s existing and future subordinated debt. The notes will be effectively subordinated to any of the Company’s existing and future secured debt to the extent of the value of the collateral securing such debt. The note guarantees will rank equally in right of payment with all of the guarantors’ existing and future senior debt, effectively subordinated to any of the guarantors’ existing and future secured debt to the extent of the value of the collateral securing such debt and senior in right of payment to all of the guarantors’ existing and future subordinated debt. In addition, the notes will be structurally subordinated to the liabilities of the Company’s non-guarantor subsidiaries.

The Indenture contains customary affirmative and negative covenants that, among other things limit the ability of the Company and its subsidiaries to make investments; incur additional indebtedness or issue preferred stock; create liens; sell assets; enter into agreements that restrict dividends or other payments by restricted subsidiaries; consolidate, merge or transfer all or substantially all of the assets of the Company; engage in transactions with the Company’s affiliates; pay dividends or make other distributions on capital stock or prepay subordinated indebtedness; and create unrestricted subsidiaries. For full details of the terms of the notes, see the Indenture, which is filed under Eldorado’s profile on SEDAR at www.sedar.com.

Ratings

The notes have been assigned credit ratings of Ba3 by Moody’s Investors Service (Moody’s) and BB by Standard & Poor’s Rating Services (S&P).

Moody’s issuer credit rating is an opinion of the ability of the issuer to honour senior unsecured financial obligations and contracts. S&P’s issuer credit rating is a forward-looking opinion about an obligor’s overall creditworthiness in order to pay its financial obligations.

Moody’s credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of “Ba” by Moody’s is the fifth highest of nine categories and denotes obligations judged to have speculative elements and are subject to substantial credit risk. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of that generic rating category.

S&P’s credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality. A credit rating of “BB” by S&P is the fifth highest of ten categories. According to the S&P rating system, an obligor with debt securities rated “BB” is less vulnerable in the near-term than other lower-rated obligors. However, it faces major ongoing uncertainties and exposure to adverse business, financial or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitments. The addition of a plus (+) or minus (-) designation after the rating indicates the relative standing within a particular rating category.

The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell securities nor do the ratings comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

Dividend policy

The board established a dividend policy in May 2010 and declared our first dividend of Cdn$0.05 per common share. We expect to pay two dividends per year. Any dividend payment is expected to be derived from a dividend fund calculated on an amount, determined at the discretion of the Directors at the time of any decision to pay a dividend, multiplied by the number of ounces of gold sold by Eldorado Gold in the preceding two quarters. In 2011, the board amended the dividend policy to provide additional step-ups as the average realized gold price increases. Due to the Company’s revised capital program over the next two years, and projected cash flows from our operating mines at current gold prices, the board further amended the dividend policy in 2013 to revise the gradation of the fixed dollar amounts per ounce of gold sold.

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The amount of the dividend fund will be divided among all the issued Eldorado Gold common shares to yield the dividend payable per share. Accordingly, the calculation of any dividends, if declared, will also be dependent upon, among other things, gold prices.

On June 18, 2010 we paid an inaugural dividend of Cdn$0.05 per common share. In 2011, we paid semi-annual dividends of Cdn$0.05 per common share on February 25, 2011 and Cdn$0.06 per common share on August 26, 2011. In 2012, we paid semi-annual dividends of Cdn$0.09 per common share on February 14, 2012 and Cdn$0.06 per common share on August 24, 2012. In 2013, we paid semi-annual dividends of Cdn$0.07 per common share on February 14, 2013 and Cdn$0.05 per common share on August 26, 2013. On February 14, 2014, we paid the first of our semi-annual dividends for 2014 of Cdn$0.01 per common share.

Market for securities

Eldorado Gold is listed on the following exchanges:

Toronto Stock Exchange (TSX) under the symbol ELD
(listed October 23, 1993 – part of the S&P/TSX Global Gold Index)

New York Stock Exchange (NYSE) under the symbol EGO
(listed October 20, 2009 – part of the AMEX Gold BUGS Index)

Our common shares were listed on the American Stock Exchange (AMEX) from January 23, 2003 until October 20, 2009.

The table below shows the range in price and trading volumes of our common shares on the TSX in 2013.

Trading activity in 2013

	Cdn$
2013	High	Low	Close	Volume
January	$13.17	$11.12	$11.15	39,223,900
February	$11.46	$9.58	$10.18	45,794,300
March	$10.37	$9.46	$9.71	44,872,700
April	$9.72	$6.78	$7.97	73,737,900
May	$8.38	$6.70	$8.38	55,180,400
June	$8.57	$5.82	$6.51	53,649,500
July	$8.57	$6.17	$8.11	44,622,800
August	$10.08	$7.19	$8.97	62,432,200
September	$9.37	$6.77	$6.95	56,989,300
October	$7.52	$5.84	$7.03	54,722,000
November	$7.18	$6.02	$6.38	36,964,300
December	$6.44	$5.73	$6.03	37,127,200

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Prior sales

The following table sets out all of the securities issued by the Company during our last financial year other than our common shares:

Type of security	Number of securities	Date issued	Issue price
Stock options	5,491,825 157,360 100,000 42,945	February 26, 2013 April 11, 2013 May 8, 2013 August 7,2013	$10.42 $8.19 $7.19 $7.27

Transfer agents and registrars

Registrar and transfer agent for our common shares	Valiant Trust Company Principal office: Suite 2950, 130 King Street West Toronto, Ontario M5X 1A9 Transfer office: Vancouver, BC
Registered and records office and address for service	Fasken Martineau DuMoulin LLP Suite 2900 – 550 Burrard Street Vancouver, BC V6C 0A3
Registrar and trustee for our notes	Citi Agency and Trust 388 Greenwich Street, 14th Floor New York, NY 10013

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Governance

Management and the board of directors are committed to good governance practices. We are committed to the highest standards of legal and ethical conduct, and believe in the importance of full, accurate, clear and timely disclosure, and in communicating openly with all of our stakeholders.

We comply with corporate governance guidelines and disclosure standards that apply to Canadian companies listed on the TSX, and with the corporate governance standards that apply to us as a foreign issuer listed on the NYSE and registered with the SEC in the US.

Ethical business conduct

Our code of business conduct and ethics promotes integrity and deters wrongdoing by setting out the legal, ethical and regulatory standards we follow in all of our activities. The code applies to our directors, officers, employees and contractors and reinforces our unwavering commitment to ethical business conduct. Complying with the code and maintaining high standards of business conduct are mandatory, and the board relies on the oversight of our internal controls to monitor compliance with the code. Our code is available on our SEDAR profile at www.sedar.com.

Our board of directors oversees management, who are responsible for the day to day conduct of our business.

The board is responsible for:

•	acting in good faith in our best interests;
•	exercising care, diligence and skill in carrying out its duties and responsibilities; and
•	meeting its obligations under the Canada Business Corporations Act, our articles and our bylaws, and any other relevant legislation and regulations governing our business.

The board has adopted a written mandate, which is available on our website and which describes its responsibility for stewardship. The board carries out its mandate directly or through its committees, which are composed of 100% independent directors.

Directors

According to our articles and bylaws, we must elect between three and 20 directors at every annual general meeting to serve for a one-year term or until a successor is elected or appointed.

The board has decided that eight directors will be elected to the board in 2014. The CBCA requires at least 25% of our directors to be Canadian residents.

The table below lists our directors, including their province or state of residence, their principal occupation and approximate number of Eldorado Gold common shares they own. This includes shares they beneficially own directly or indirectly, or exercise control or direction over as of March 28, 2014.

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Director	Board committees	Principal occupation	Approximate number of common shares held

K. Ross Cory, Acc. Dir British Columbia, Canada Independent Director	Audit Corporate governance and nominating (chair)	Director since April 30, 2003 Various senior executive & director capacities with Raymond James Ltd. (and predecessor companies) Currently a director of Lumina Copper Corp.	340,000
Robert R. Gilmore, Acc. Dir Colorado, United States Independent Director Non-executive Chairman of the board	Audit (chair) Compensation	Chairman of the board since December 2009 and director since April 30, 2003 Financial consultant CFO of Dakota Mining Corporation (1991 to 1997), CFO of Teamshare Inc. (2002) Currently a director of Layne Christensen Company, and Fortuna Silver Mines	9,500
Geoffrey A. Handley, Acc. Dir New South Wales, Australia Independent Director	Compensation Sustainability (chair)	Director since August 2006 Executive Vice President, Strategic Development with Placer Dome (2002 to 2006) Currently a director of Endeavour Silver Corp. and PanAust Limited.	10,000
Wayne D. Lenton, Acc. Dir Arizona, USA Independent Director	Compensation (chair) Sustainability	Director since June 1995 Independent mining consultant since March 1995 President & CEO of Canada Tungsten Inc, (1993 to 1995), President & CEO and Chairman of the Board of Canamax Resource Inc. (1989 to 1993), President & CEO and Chairman of the Board of Canada Tungsten Mining Corporation 1985 to 1993 Currently a director of Energold Drilling Ltd.	129,100
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Michael A. Price, Acc. Dir London, United Kingdom Independent Director	Audit Sustainability

Director since May 6, 2011

Mining Finance Consultant and Adviser and London Representative of Resource Capital Funds since 2006.

Managing Director, Joint Global Head of Mining and Metals of Barclays Capital (2003 to 2006), Managing Director, Global Head of Mining and Metals of Société General, London (2001 to 2003), Executive Director, Head of Resource Banking and Metals Trading, N.M. Rothschilds & Sons Ltd. (1989 to 2001), Mining Engineer, Business & Financial Analyst, British Petroleum PLC (1981 to 1988)

Currently a director of Central Asia Metals Plc., Asanko Gold Corporation, and Forbes and Manhattan Coal Corporation

			0
Steven P. Reid Calgary, Canada Independent Director	Sustainability	Director since May 2, 2013 Executive Vice President and Chief Operating Officer of Goldcorp Inc. (2007 to September 2012) Currently a director of Silver Standard Resources, Inc.	0
Jonathan A. Rubenstein, Acc. Dir British Columbia, Canada Independent Director	Compensation Corporate governance and nominating	Director since May 7, 2009 Vice President & Corporate Secretary of Canico Resources (2002 to 2005), Vice President, Corporate Affairs, Sutton Resources (1995 to 1999) Currently a director and chairman of MAG Silver Corp., director of Detour Gold Corporation, Dalradian Resources Ltd. and Roxgold Corp.	9,000
Donald M. Shumka, Acc. Dir British Columbia, Canada Independent Director	Audit Corporate governance and nominating	Director since May 3, 2005 President and Managing Director of Walden Management Ltd. Managing Director of Raymond James Ltd. (1993 to 2004), Managing Director of CIBC World Markets (1989 to 1993), Vice President, Finance and CFO of West Fraser Timber Co. Ltd. (1979 to 1989) Currently a director of Paladin Energy Limited, Lumina Copper Corporation, Alterra Power Corp. and Anfield Nickel Corp.	46,700
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Paul N. Wright British Columbia Canada Chief Executive Officer and Director	Director since March 1999 Chief Executive Officer since July 1, 2012 President and Chief Executive Officer (October 1999 to July 2012) President and Chief Operating Officer (March 1999 to October 1999), Senior Vice President, Operations (October 1997 to March 1999), Vice President, Mining (July 1996 to October 1997)	577,750

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All of our directors were elected at our 2013 annual shareholders’ meeting. All directors’ terms expire at our next annual meeting of shareholders.

As of March 28, 2014 the directors and executive officers of the company owned 1,372,807 shares and 8,405,156 stock options to purchase common shares for a total percentage of 1.36% of our issued and outstanding common shares.

Board committees

The board has four standing committees:

•	Audit
•	Compensation
•	Corporate governance and nominating
•	Sustainability

Audit committee

The board has a separately designated audit committee in accordance with National Instrument 52-110 – Audit Committees and in accordance with the NYSE Listed Company Manual.

The audit committee is currently made up of four independent directors:

Robert Gilmore (chair)
Ross Cory
Michael Price
Donald Shumka

All four members of the audit committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the company’s financial statements. Mr. Gilmore, our committee chair, is an audit committee financial expert as defined by the SEC.

Robert Gilmore,

CPA, BSBA, Accounting
University of Denver
CPA, Colorado

Financial Consultant
Colorado, USA

A certified public accountant, Mr. Gilmore has the accounting or related financial management experience that is required under the NYSE rules. From 1991 to 1997 Mr. Gilmore was the Chief Financial Officer of Dakota Mining Corporation and was the Chief Financial Officer of Teamshare Inc. in 2002.

K. Ross Cory

MBA, Finance and International Business, UBC
B.Sc. General Science, UBC

Corporate director
BC, Canada

Mr. Cory served in various senior executive and director capacities with Raymond James Ltd in the area of Investment banking focusing primarily on the mining industry.

Michael A. Price

B.Sc, Eng. (Hon)
PhD, Mining Engineering, University College Cardiff

Corporate director
London, United Kingdom

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Dr. Price has been a Mining Finance Consultant and Adviser and London Representative of Resource Capital Funds since 2006 and has over 30 years’ experience in Mining and Investment banking.

Donald M. Shumka

MBA, Harvard University;
BA, UBC

President & Managing Director
Walden Management Limited
BC, Canada

Mr. Shumka is and has been since 2004, the President and Managing Director of Walden Management Ltd. a firm that provides financial consulting and advisory service to financial, manufacturing and processing industries. He has extensive financial and management experience – and over 15 years in investment banking with various companies.

The committee is responsible for, among other things:

•	overseeing financial reporting, internal controls, the audit process, our public disclosure documents and overseeing our code of business conduct and ethics;
•	recommending the appointment of our external auditor and reviewing the annual audit plan and auditor compensation;
•	pre-approving audit, audit-related, tax and other services to be provided by the external auditor;
•	reviewing our hiring policies for present and former employees of the present and former auditor; and
•	reviewing the terms of engagement for the external auditor.

The external auditor reports directly to the audit committee. KPMG performed our audit services in 2013. The audit committee adopted a policy in 2005 that non-audit services can only be provided by the external auditor if it has been pre-approved by the audit committee. Generally these services are provided by other firms under separate agreements approved by management.

See our 2014 Management Proxy Circular for further information on the experience and education of each committee member.

About the auditor

KPMG has been our external auditor since June 2009, replacing PricewaterhouseCoopers LLP who had previously served as our auditor since 1992.

The auditor conducts the annual audit of our financial statements and provides audit-related and other services and reports to the audit committee of the board.

Auditor’s fees

The table below shows the fees we paid KPMG for services in 2013 and 2012:

	Years ended December 31
Cdn$	2013	2012
Audit fees	1,532,995	1,832,720	Total fees for audit services
Audit related fees	99,200	103,000	Majority of fees relate to French translation
Tax fees	-	29,555	Total fees for tax advice, tax planning and tax compliance.
Total	1,632,195	1,965,275

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Compensation committee

The compensation committee is made up of four directors:

Wayne D. Lenton (chair)
Robert Gilmore
Geoffrey Handley

Jonathan Rubenstein

The compensation committee is responsible for:

•	assisting management in developing our compensation structure, including the compensation policies and compensation programs for our directors and executives; and
•	assessing the performance of our CEO every year and recommending the compensation of our CEO and our other executive officers to the board for review and approval.

The compensation committee conducts a thorough compensation review every year to assess:

•	the competitiveness of our cash and stock-based compensation for our directors and executives;
•	whether overall executive compensation continues to support our goals of attracting, motivating and retaining executives with exceptional leadership and management skills; and
•	the overall compensation packages for our senior executives and whether the components are applied appropriately.

The compensation committee also reviews and approves the terms of employment annually and evaluates the performance of the CEO for the prior year.

Corporate governance and nominating committee

The corporate governance and nominating committee is made up of three directors:

Ross Cory (chair)
Jonathan Rubenstein
Donald Shumka

The corporate governance and nominating committee was established to work with management in continuing to develop our corporate governance framework. This includes, among other things:

•	regularly reviewing our corporate governance policies and practices;
•	monitoring our risk management program;
•	reviewing the size and composition of the board annually;
•	facilitating the succession and nomination of directors to the board;
•	identifying new directors and managing the board’s nomination process, board committee appointments and assessment process; and
•	evaluating the board’s competencies and defining the skills and experience necessary for an effective board.

Sustainability committee

The sustainability committee is made up of four directors:

Geoffrey Handley (chair)
Wayne Lenton
Steven Reid

Michael Price

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The sustainability committee was established to advise and make recommendations, in its oversight role, to the board with respect to monitoring our environmental, health, safety, community relations and other sustainability policies, practices, programs and performance. This includes, among other things:

•	reviewing our annual sustainability report prior to its issuance;
•	reviewing and monitoring our environmental, health and safety programs and procedures;
•	overseeing the establishment of a corporate environmental health and safety policy;
•	monitoring management’s environmental, health and safety risk assessment, risk related to sustainability and impact evaluation procedure;
•	monitoring management’s performance regarding health, safety, social and environmental initiatives with respect to employees, communities and other stakeholders; and
•	monitoring and reporting to the board on management’s procedures regarding environmental, health and safety matters, including the development, maintenance and testing of emergency preparedness pans to minimize, remediate and mitigate environmental damage in the event of unforeseen incidents.

Succession planning and search committee

In January 2014 the board appointed directors to the succession planning and search committee.  The members of this committee have not yet developed a terms of reference for the board’s consideration and approval.

Reserves and resources review

The board reviews management’s process for evaluating our reserves and resources. It appointed a panel of directors who are technically competent and proficient in estimating reserves and resources. The panel is charged with reviewing management’s reserve and resource estimates and reporting thereon to the board. In 2013, Mr. Handley, Mr. Lenton and Mr. Reid serve on the panel.

Risk assessment

The corporate governance and nominating committee is responsible for monitoring our risk management program.

The board has overall responsibility for reviewing and approving recommendations, developing programs and procedures for monitoring risks, and reviewing our risk management program at each regularly scheduled board meeting. This includes overseeing the identification of our principal risks, reviewing our acceptable levels of risk and overseeing the development of appropriate systems to manage the risks we face in our business.

Terms of reference for the board, chair, individual directors and the three standing board committees are available on our website (www.eldoradogold.com) or by contacting the corporate secretary. You can also find more information about our corporate governance practices in our most recent management proxy circular and on our website.

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Officers

The table below lists our executive officers, including their province of residence, their principal occupation, offices held at Eldorado Gold and approximate number of Eldorado Gold common shares they own.

This includes shares they beneficially own directly or indirectly, or exercise control or direction over as of the date of this AIF.

Executive officer	Principal occupation	Approximate number of common shares held
Fabiana Chubbs British Columbia, Canada Chief Financial Officer	Chief Financial Officer since July 1, 2011 Treasurer and Risk Manager (July 2008 to July 2012) Treasurer Coordinator (July 2007 to July 2008) Senior Manager, Audit Group, PricewaterhouseCoopers LLP (December 1996 to July 2007)	23,893
Dawn L. Moss British Columbia, Canada Executive Vice President, Administration & Corporate Secretary	Executive Vice President, Administration and Corporate Secretary since July 1, 2012 Vice President, Administration (February 2009 to July 2012) Corporate Secretary (October 2000 to July 2012) Corporate Administrator (November 1998 to October 2000)	57,991
Norman S. Pitcher British Columbia, Canada President	President since July 1, 2012 Chief Operating Officer (July 2005 to July 2012) Vice President, Exploration & Development (May 2004 to July 2005) Manager, Evaluations (November 2003 to May 2004) Chief Geologist for Pan American Silver Corp. (1997 to November 2003)	112,158
Paul J. Skayman British Columbia, Canada Chief Operating Officer	Chief Operating Officer since July 1, 2012 Senior Vice President, Operations (December 2009 to July 2012) Vice President, Operations (August 2008 to December 2009) Project Coordinator for Qinghai Dachaidan Mining Limited (Tanjianshan Gold Mine) September 2005 to August 2008)	56,715
Paul N. Wright British Columbia, Canada Chief Executive Officer and director	Director since March 1999 Chief Executive Officer since July 1, 2012 President and Chief Executive Officer (October 1999 to July 2012) President and Chief Operating Officer (March 1999 to October 1999) Senior Vice President, Operations (October 1997 to March 1999) Vice President, Mining (July 1996 to October 1997)	577,750

As of March 28, 2014, our directors and executive officers beneficially owned or controlled or directed, directly or indirectly, 1,372,807 common shares (representing 0.19% of the total issued and outstanding common shares).

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Cease trade orders, bankruptcies, penalties or sanctions

Except as discussed below, in the last 10 years none of our directors or executive officers, has been a director, chief executive officer or chief financial officer (while, or within a year of, acting in that capacity) of any company (including ours) that has become bankrupt, made a proposal under legislation relating to bankruptcy or insolvency, been subject to or instituted any proceedings, arrangement of compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets, or the assets of the director.

Mr. Lenton was a director of North American Tungsten Corporation Ltd. while it sought creditor protection under the Companies’ Creditors Arrangement Act (Canada) (CCAA). The plan of compromise and arrangement was implemented and as of March 31, 2005 it ceased to be subject to creditor protection under the CCAA.

Mr. Handley was a director of Mirabela Nickel Limited (Mirabela) until January 11, 2014. On February 25, 2014, within a year of Mr. Handley ceasing to be a director, Mirabela announced that it had entered into a legally binding plan support agreement (PSA) which establishes a framework for a proposed recapitalisation of Mirabela, subject to certain terms and conditions, as well as the appointment of Messurs. Madden, Rocke and Winterbottom of KordaMentha as joint and several voluntary administrators. Mirabela also announced that, under the PSA, the proposed recapitalisation will be effected through a recapitalisation and restructuring plan to be implemented through a deed of company arrangement in Australia and an extrajudicial reorganization proceeding to be filed by Mirabela Brazil before the competent Brazilian court. Trading in securities of Mirabela on the Australian Securities Exchange has been suspended since October 9, 2013.

Mr. Wright was a director of Nordic Mines AB (Nordic) until November 17, 2012.  On July 8, 2013, within one year of Mr. Wright ceasing to be a director, Nordic announced that it had requested a Court appointed Administrator, which appointment concerns Nordic, its Swedish subsidiary Nordic Mines Marknad AB and its Finnish subsidiary Nordic Mines Oy.  Based on Nordic’s public disclosure, it appears that Administrators for the companies were appointed by courts in Sweden and Finland and that these appointments are still to be in effect.

None of our directors or executive officers are, or have been within the last 10 years, a director, chief executive officer or chief financial officer of any company that was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption that was issued while the director was acting in that capacity, or that was issued after the director was no longer acting in that capacity, and which resulted from an event that occurred while that person was acting in that capacity.

None of the directors have been subject to any penalties or sanctions imposed by a court or regulatory body, or have entered into a settlement agreement with any securities regulatory authority since December 31, 2000.

Conflicts of interest

To the best of our knowledge, and other than disclosed in this AIF, we are not aware of any existing or potential conflicts of interest between us or any of our directors or officers, except that some of them serve as directors and officers of other public companies. It is therefore possible that there could arise a conflict between their duties as a director or officer of Eldorado Gold and their duties for other companies.

Our directors and officers are aware of the laws governing accountability of directors and officers for corporate opportunity. They understand they are required to disclose any conflicts of interest under the CBCA and are expected to govern themselves to the best of their ability according to the laws in effect.

The board takes appropriate measures to exercise independent judgment when considering any transactions and agreements. If a director has a material interest, he excuses himself from the appropriate portions of the board and committee meetings so the directors can discuss the issue openly and candidly.

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Material contracts

Other than material contracts described below or listed elsewhere in this AIF and those contracts made in the ordinary course of business, we have not entered into any material contracts.

Interest of experts

We rely on experts to audit our financial statements, prepare our mineral reserve and resource estimates and prepare our technical reports.

Our auditor is KPMG LLP, independent chartered accountants according to the rules of professional conduct of the Institute of Chartered Accountants of British Columbia. They are an independent public accountant according to the Securities Act administered by the SEC and the requirements of the Public Company Accounting Oversight Board.

We list the people who have prepared our mineral reserve and resource estimates under Mineral reserves and resources starting on page 70 and the qualified persons responsible for our technical disclosure and/or reports under each of our properties.

None of these people or their employers have directly or indirectly, any material interest, or beneficial interest in the property of the Company or securities of, us or any of our affiliates or associated parties, other than those experts that are employed by us, who own less than 1% of our securities.

Interest of management and others in material transactions

Other than as otherwise described in this AIF and our annual MD&A we are not aware of any transactions in our three most recently completed financial years, or during the current financial year, that has had or will have a material effect on us where any of the following had a direct or indirect material interest:

•	any of our directors or executive officers, or those of our subsidiaries;
•	a person who beneficially owns or directs, directly or indirectly, more than 10% of the voting securities;
•	any associate or affiliate of the above.

We did not rely on any available exemptions in fiscal 2013 to meet our disclosure obligations for the year.

Legal proceedings and regulatory actions

Other than has been disclosed in this AIF, we are not aware of any material legal proceedings which we are a party to or that involve our property, nor are we aware of any being considered.

We have not had any penalties or sanctions imposed by a regulatory body relating to securities legislation or regulatory requirements, or by a court or regulatory body that would be considered important to a reasonable investor in making an investment decision. We have also never been involved in a settlement agreement with a securities regulatory authority.

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ELDORADO GOLD CORPORATION

AUDIT COMMITTEE

TERMS OF REFERENCE

The Board of Directors (the “Board”) of Eldorado Gold Corporation (“Eldorado” or the “Company”) has established the Audit Committee of the Board and approved these Terms of Reference which set out the roles, responsibilities, composition, functions and other matters concerning the Committee.

i. Role

The role of the Audit Committee (the “Committee”) is to assist the Board in fulfilling its oversight responsibilities with respect to the accounting and financial reporting processes of the Company by:

➢	reviewing the integrity and effectiveness of the Company’s systems of internal financial controls for reporting on the Company’s financial condition;

➢	monitoring the independence and performance of the Company’s external auditor (the “Auditor”);

➢	overseeing the integrity of the Company’s internal audit processes and reviewing the Company’s financial disclosure and reporting;

➢	monitoring management of the Company’s (“Management”) compliance with legal and regulatory requirements; and

➢	overseeing certain risk management systems and practices adopted by the Company;

ii RESPONSIBILITIES

The Committee will have the following duties and responsibilities:

Financial Statements and Financial Disclosures

(i)	Review with the Auditor and with Management, prior to recommending to the Board for its approval the following:
➢	the audited annual and unaudited quarterly financial statements, including the notes thereto;
➢	Management Discussion and Analysis (“MD&A”) of operations accompanying or contained in the annual or quarterly reports and the consistency of the MD&A with the financial statements;
➢	any expert report or opinion obtained by the Company in connection with the financial statements;
➢	the accounting treatment with respect to any transactions which are material or not in the normal course of the Company’s business or with or involving an unconsolidated entity;

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➢	the nature and substance of significant accruals, accounting reserves and other estimates having a material effect on the financial statements;
➢	carrying values of financial assets and liabilities, including key assumptions and practices used to determine fair value accounting and related mark-to-market adjustments;
➢	any off balance sheet financing arrangement;
➢	use of derivatives and hedging transactions;
➢	asset retirement and reclamation obligations;
➢	pension obligations;
➢	the Company’s accounting and auditing principles, policies and practices including any changes thereto;
➢	the adequacy of the Company’s internal controls, including a discussion of the responsibilities of the Company’s internal audit function;
➢	all significant adjustments made or proposed to be made in the Company’s financial statements by Management or by the Auditor;
➢	details regarding any unrecorded audit adjustments;
➢	any impairment provisions based on ceiling tests or other calculation including the carrying value of goodwill;
➢	use the Company of any Non-GAAP financial measures or forward looking financial information contained in any disclosure document;
➢	the compliance by the Company Chief Executive Officer and Chief Financial Officer with the applicable certification requirements under applicable security legislation; and
➢	such other matters as the Committee considers necessary in connection with the preparation of the Company’s financial reports.
(ii)	Review the adequacy of procedures put in place by the Board or Management for the review of public disclosure of financial information prior to the disclosure to the public thereof.
(iii)	Review and discuss with the Auditor any audit related problems or difficulties and Management’s response thereto, including any restrictions imposed on the scope of the Auditor’s activities, access to required information, disagreement with Management or the adequacy of internal controls.
(iv)	Review the Auditor’s Management Letter and the Auditor’s Report.
(v)	Review, discuss with Management (and with the Auditor, where required or appropriate) and approve or recommend that the Board approve the following, prior to disclosure to the public:
➢	consolidated annual audited financial statements and related MD&A;
➢	consolidated unaudited quarterly financial statements and related MD&A;
➢	other disclosures announcing or containing financial information, including those based on the annual or quarterly financial statements, and non-GAAP financial measures, revenue or earnings guidance or other forward-looking information;
➢	financial information contained within any prospectus, annual information form, information circular, take-over bid circular, issuer bid circular, rights offering circular or other form of prescribed disclosure document;
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External Auditor

(i)	Recommend to the Board the appointment of the external Auditor to be nominated at the annual shareholders’ meeting and who is ultimately accountable to the Board and the Committee as representatives of the shareholders.
(ii)	Recommend to the Board the remuneration to be paid to the Auditor.
(iii)	Require the Auditor to report to the Audit Committee and:
➢	oversee the work of the Auditor including the mandate of the external auditor, the annual engagement letter, audit plan and audit scope;
➢	assess the audit team; and
➢	assist in the resolution of disagreements, if any, between management and the Auditor regarding financial reporting.
(iv)	Review and approve:
➢	non-audit services proposed to be provided by the external Auditor, to the extent required by law; and
➢	fees and expenses of the Auditor;
(v)	Establish guidelines for the retention of the Auditor for any non-audit services including a consideration of whether the provision of such services would impact the independence of the Auditor.
(vi)	At least annually, evaluate the Auditor’s qualifications, performance and independence, including that of the Auditor’s lead partner, and report the results of such review to the Board.
(vii)	Where the Committee considers it appropriate, recommend a replacement for the Auditor and oversee any procedures required for the replacement thereof.
(viii)	Review and approve the Company’s policies with respect to the employment of present and former employees of the present and former Auditor.

Internal Controls and Systems

(i)	Review and discuss with Management the effectiveness of, or any deficiencies in, the design or operation of the Company’s systems of internal controls and any allegation of fraud, whether or not material, involving Management or other employees who have a role in the Company’s internal controls.
(ii)	Review with Management and the Auditor, the Company’s internal accounting and financial systems and controls to assess the effectiveness of, or deficiency in the design or operation of those internal controls to get reasonable assurance that the Company has:
➢	the appropriate books, records and accounts in reasonable detail to accurately and fairly reflect the Company’s transactions;
➢	effective internal control systems; and
➢	adequate processes for assessing the risk of material misstatement of the financial statements and for detecting control weaknesses or fraud.
(iii)	Review with Management and advise the Board with respect to the Company’s policies and procedures regarding compliance with new developments in accounting principles, laws and regulations and their impact on the financial statements of the Company.
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(iv)	Review Management’s report on and the Auditor’s assessment of the Company’s internal controls and report all deficiencies and remedial actions to the Board.

Risk Management

(i)	Review with Management the Company’s major financial risk exposures and the steps Management has taken to monitor and control such exposures.
(ii)	Review any related party transactions prior to such transactions being submitted to the Board for approval.
(iii)	Establish a complaint process and “whistle-blowing” procedures for the receipt, retention and treatment of any complaints regarding accounting, internal accounting controls or audit related matters.
(iv)	Establish procedures for employees’ confidential, anonymous submissions in accordance with the Company’s “Whistle Blower Policy” or Code of Conduct.
(v)	Review, on a periodic basis, compliance with the Company’s investment policy governing investments of excess cash balances.
(vi)	Receive and review Management’s report and, if applicable, the report of the Auditor, with respect to any material correspondence with, or other material action by, regulators or governmental agencies, any material legal proceeding involving the Company or allegations concerning the Company’s non-compliance with applicable laws or listing standards.
(vii)	Review any matter brought to the attention of the Committee relating to the existence of any actual or potential conflict of interest disclosure provided pursuant to the Company’s Code of Conduct and determine appropriate action to be recommended to the Board.
(viii)	Monitor compliance with the Company’s Code of Conduct.
(ix)	Investigate any reported violations of the Code of Conduct and determine an appropriate response, including corrective action and preventative measures when required. All reports are to be treated confidentially to every extent possible.

Other Matters

(i)	Direct and supervise the investigation into any matter brought to the Committee’s attention within the scope of its duties.
(ii)	Perform such other duties as may be assigned to the Committee by the Board from time to time or as may be required by applicable law or regulatory authorities.

III COMPOSITION

(i)	On the recommendations of the Corporate Governance and Nominating Committee, the Board will annually appoint not fewer than three (3) directors to form the Committee, all of whom shall be “independent” and “financially literate” within the meaning of the applicable securities legislation and at least one member of the Committee shall meet the definition of a “financial expert” as defined under the Rules of the United States Securities and Exchange Commission.
(ii)	The Board may, at any time, remove or replace a member, or appoint additional members to fill any vacancy or to increase or decrease the size of the Committee. A member will serve on the Committee until the termination of the appointment or until a successor is appointed or the person ceases to be a Director of the Company.
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IV. meetings AND PROCEDURES

(i)	The Committee shall meet as often as it considers necessary and, subject to the terms hereof and applicable law, otherwise establish its procedures and govern itself as the members of the Committee may see fit in order to carry out and fulfill its duties and responsibilities hereunder.
(ii)	Meetings of the Committee may be called by a member of the Committee, the Chief Executive Officer, the Corporate Secretary, the Chief Financial Officer or the Auditor of the Company and held at such times and places as the person calling the meeting may determine. Not less than twenty-four (24) hours advance notice of any meeting shall be given orally or in writing personally delivered or by facsimile or electronic mail together with an agenda to each member of the Committee and the Auditor unless all members of the Committee are present at any meeting and agree to waive notice and any absent member of the Committee has waived notice or otherwise consented to the holding of such meetings in writing.
(iii)	A majority of members of the Committee will constitute a quorum (provided that a quorum shall not be less than 2 members). Decisions of the Committee will be by an affirmative vote of the majority of those members of the Committee voting at a meeting. In the event of an equality of votes, the Chair will not have a casting or deciding vote. The Committee may also act by resolution in writing signed by all the members of the Committee.
(iv)	The Board, or failing that, the Committee itself, shall select from among its members to act as the Chair of the Committee (or in his or her absence, an alternate Chair).
(v)	The Committee shall keep or cause to be kept minutes or other records of its meetings and proceedings and provide such records to the Company as the Committee may so determine.
(vi)	Any member of the Committee may participate in a meeting by conference telephone or other communications equipment by means of which all persons participating in the meeting can adequately communicate with each other, and a member participating in a meeting pursuant to this section shall be deemed for purposes of the Canada Business Corporations Act to be present in person at the meeting.
(vii)	The Committee may invite Management, directors, employees or other persons as it sees fit from time to time to attend its meetings and assist thereat provided, however, that only members of the Committee may participate in the deliberation, and vote on any matter to be decided by the Committee.
(viii)	The Company shall provide the Committee with such resources, personnel and authority as the Committee may require in order to properly carry out and discharge its roles and responsibilities hereunder.
(ix)	The Committee will have access to the Auditor and Management, exclusive of each other, for purposes of performing its duties. The Committee will meet with the Auditor independent of Management after each review of the unaudited and audited financial statements and at such other times as the Committee may require.
(x)	The Committee and its members shall have access to such documents or records of the Company and to such officers, employees or advisors of the Company or require their attendance at any meeting of the Committee, all as the Committee or the members thereof may consider necessary in order to fulfill and discharge their responsibilities hereunder.
(xi)	Subject to any limitation under applicable law, these Terms of Reference or direction of the Board, the Committee may delegate to a subcommittee or individual member of the Committee any of its duties or responsibilities hereunder.
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(xii)	The Committee may from time to time authorize any member or members or any other director or officer of the Company to certify or to execute and deliver, for or on behalf of the Committee any such report, statement, certificate or other document or to do such acts or things as the Committee may consider necessary or desirable in order to discharge its duties and responsibilities hereunder.
(xiii)	The Auditor will be notified of results of and provided with copies of the minutes of each meeting of the Committee whether or not the Auditor attended.

V. OTHER MATTERS

(i)	The Committee as whole or each member of the Committee individually may engage outside advisors, at the Company’s expense, where the member or the Committee determine that it is necessary to do so in order to assist in fulfilling their respective responsibilities. The engagement and payment by the Company for the services of such advisor is subject to approval of the Chair of the Committee.
(ii)	In connection with their service on the Committee, the members shall be entitled to such remuneration, payment or reimbursement of such incidental expenses and indemnification, on such terms as the Board may so determine from time to time.
(iii)	The Corporate Governance and Nominating Committee of the Board and the Committee itself shall, not less frequently than annually, assess, based on such factors as they may consider appropriate, the effectiveness of the Committee and the members of the Committee, in accordance with these Terms of Reference and report such assessments to the Corporate Governance and Nominating Committee, or the Board, as appropriate.
(iv)	The Committee shall review and assess the adequacy of these Terms of Reference on a regular basis and consider whether these Terms of Reference appropriately address the matters that are or should be within its scope and, where appropriate, make recommendations to the Board or Corporate Governance and Nominating Committee for the alteration, modification or amendment hereof.
(v)	These Terms of Reference may, at any time, and from time to time, be altered, modified or amended in such manner as may be approved by the Board.

Approved by the Board of Directors January 27, 2014.

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